As filed with the Securities and Exchange Commission on October 2, 2009
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

IntegraMed America, Inc.
(Exact name of registrant as specified in its charter)

Delaware	8011	06-1150326
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Two Manhattanville Road
Purchase, New York 10577
(914) 253-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jay Higham
Chief Executive Officer
Two Manhattanville Road
Purchase, New York 10577
(914) 253-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Steven Khadavi, Esq. Dorsey & Whitney LLP 250 Park Avenue New York, New York 10177 Telephone: (212) 415-9200 Facsimile: (212) 953-7201	David B. Miller, Esq. Michael K. Coddington, Esq. Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 Telephone: (612) 766-7000 Facsimile: (612) 766-1600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Price Per Share(2)	Price(1)(2)	Registration Fee
Common stock, $0.01 par value per share	4,600,000	$9.22	$42,412,000	$2,367

(1)	Includes common stock issuable upon exercise of the underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based on the average of the high and low sale prices for such common stock on September 28, 2009, as reported on the Nasdaq Global Market.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 2, 2009

4,000,000 Shares

INTEGRAMED AMERICA, INC.

Common Stock

$      per share

•	IntegraMed America, Inc. is offering shares.

•	The last reported sale price of our common stock on October 1, 2009 was $9.37 per share.

•	Trading symbol: Nasdaq Global Market — INMD

This investment involves risk. See “Risk Factors” beginning on page 10.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to IntegraMed America, Inc.	$	$

The underwriters have a 30-day option to purchase up to 600,000 additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray

Cowen and Company

The date of this prospectus is          , 2009.

IntegraMed Partner Fertility Centers IntegraMed Affiliate Fertility Centers IntegraMed Vein Clinics

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read the more detailed information set out in this prospectus, especially the risks related to our business and investing in our common stock that we discuss under the heading “Risk Factors,” as well as the consolidated financial statements and related notes appearing elsewhere in this prospectus. References in this prospectus to “we,” “us,” “our,” “the Company,” “our Company” and “IntegraMed” refer to IntegraMed America, Inc. and its consolidated subsidiaries, unless the context requires otherwise.

Our Business

We manage highly specialized outpatient centers in emerging, technology-based, niche medical markets. Currently, we are a leading manager of fertility centers and vein clinics in the United States. We believe our network of Partner fertility centers is the largest managed network of fertility centers in the United States, with 63 locations and 97 physicians and PhD scientists, accounting for approximately 14% of the total in vitro fertilization (“IVF”) procedures performed in the United States in 2007, which is the latest period for which third-party data are available. We also believe our vein clinics are the single largest network of vein care providers in the United States. We have a centralized corporate infrastructure that provides clinical and financial information systems, revenue cycle management, sales and marketing services, group purchasing and other operational support functions to our fertility centers and vein clinics. These services remove administrative burdens from the physicians, allowing them more time to practice medicine, which we believe results in increased patient treatment volumes and improved patient care. We also provide physicians access to capital to finance fertility center and vein clinic operations, including access to current technologies and facilities, which we believe aids in patient and physician recruitment. We deliver these services through three operating divisions: Fertility Centers, Consumer Services and Vein Clinics.

Our Fertility Centers Division is comprised of 11 contracted fertility centers, referred to as our Partner Program, serving 13 metropolitan markets across the United States. The centers provide a wide range of fertility services to patients, including diagnostic testing and fertility treatments such as IVF, intrauterine insemination and surgical correction of anatomical reproductive problems. We receive fees and cost reimbursement from these fertility centers for providing the technology, equipment, facilities, non-physician personnel and support necessary to operate the fertility centers, but we do not employ or control the physicians who provide or direct the treatment of patients. For the six months ended June 30, 2009, our Fertility Centers Division generated approximately 68% of our revenues and 54% of our contribution.

Our Consumer Services Division offers services directly to fertility patients. The division offers a family of programs, including our Attaintm IVF Refund Program and our recently introduced Attain IVF Multi-Cycle Program, collectively referred to as our Attain IVF programs, which are designed to help patients attain their goal of starting a family. IVF treatments are typically paid for out-of-pocket by the patient and a patient usually requires more than one IVF treatment cycle. The average cost of one fresh IVF cycle as of August 2009 was approximately $12,000 according to Marketdata Enterprises, Inc. and, in 2007, the likelihood of a live birth occurring after one fresh IVF cycle was 31% according to the Society for Assisted Reproductive Technology. Our Attain IVF Refund Program allows medically cleared patients to pay an up-front deposit of approximately twice the average cost of a fresh IVF cycle in return for up to six treatment cycles (consisting of three fresh IVF cycles and three frozen embryo transfers) with a specified percentage refund if treatment does not result in a baby. Our Attain IVF Multi-Cycle Program allows all patients, including those who are not medically cleared for our Attain

IVF Refund Program, to pay a single fee, which is slightly less than the average cost of two fresh IVF cycles, in return for up to four treatment cycles (consisting of two fresh IVF cycles and two frozen embryo transfers). Our Attain IVF Multi-Cycle Program offers a partial refund under certain circumstances. We provide Attain IVF patients with the improved success rates associated with multiple fertility treatment cycles, as well as increased financial certainty for the IVF process. Additionally, we provide Attain IVF patients with a roadmap for treatment, including patient education, on-going case management and treatment plan monitoring, which provide visibility and ease to the process.

In addition to being offered to our Partner fertility centers, the division offers our Attain IVF programs through a contracted network that consisted of 25 independent fertility centers as of September 30, 2009, referred to as our Affiliate Program. Our Affiliate Program allows fertility centers to pay fees to receive selected management and consumer services we provide. The benefits that our fertility centers realize from offering our Attain IVF programs include: allowing patients to commit to multiple fertility treatments, which improves treatment volume and revenues; insulating the centers from refund risk; managing cash and administrative details associated with our Attain IVF programs; and enabling physicians to maintain a traditional fee for service arrangement without the appearance of conflicts of interest that otherwise might arise from self administering a refund program. We bind our Partner and Affiliate fertility centers, which provide the IVF treatments, to abide by the terms of the program through participation agreements that support our packaged pricing model, but we do not employ or control the physicians who provide or direct the treatment of patients. For the six months ended June 30, 2009, our Consumer Services Division generated approximately 9% of our revenues and 26% of our contribution.

Our Vein Clinics Division began operations on August 8, 2007, with the purchase of Vein Clinics of America, Inc. (“VCA”), a company that had been in business since 1981. Our Vein Clinics Division currently operates a network of 34 clinics located in 13 states. These vein clinics provide specialized outpatient treatment for patients suffering from vein diseases and other vein disorders. Our current treatment options are alternatives to more invasive outpatient surgical procedures and include Endovenous Laser Treatment (“ELT”), a minimally invasive laser treatment, and sclerotherapy, which involves injecting veins with a solution designed to immediately shrink and then dissolve such veins over a period of weeks. We offer business services and support to the vein clinics and have a controlling financial interest in their operations. Medical services or treatments are provided to vein clinic patients by physicians who are employed by professional corporations, whose financial condition, results of operations and cash flows are consolidated with our consolidated financial statements. For the six months ended June 30, 2009, our Vein Clinics Division generated approximately 23% of our revenues and 20% of our contribution.

Our Industries

We are currently focused on the following industries:

•	Reproductive Medicine. According to a recent industry estimate, approximately 10% of U.S. couples have trouble conceiving. In addition, women are increasingly delaying starting families. In 2006, approximately one out of every 12 first births was to a woman age 35 or older, compared with one out of every 100 first births in 1970, according to the U.S. Centers for Disease Control and Prevention. There are approximately 1,400 practicing reproductive endocrinologists offering fertility services across 480 fertility centers in the United States. Fertility services include diagnostic tests performed on both the female and the male, as well as fertility treatments. Treatment options may include fertility drug therapy, artificial insemination, fertility surgeries to correct anatomical problems and assisted reproduction technology (“ART”) services. Current types of ART services include IVF, frozen embryo transfers and donor egg programs, as well as more specialized treatments. IVF treatments are the most frequently employed form of ART, with 103,367 fresh IVF cycles performed in the United States in 2007. Expenditures relating to fertility services in the U.S. market are estimated at approximately $4 billion for 2008, according to Marketdata Enterprises, Inc.

•	Vein Disease. Common venous diseases and their symptoms can take many forms, including varicose veins, spider veins and venous leg ulcers. We believe that approximately 25 million people are currently affected by vein disease in the United States, but only approximately one million receive treatment for such vein disease. Historically, the most common treatment for vein disease was vein stripping, which is the surgical removal of surface veins that is generally done as an outpatient procedure while the patient is under general anesthesia and which requires an extended recovery time. More recently, minimally invasive alternatives such as ELT and sclerotherapy have been growing as alternatives to invasive surgical options. Annual expenditures related to vein care in the United States are approximately $2 billion and projected to grow 12% per year through 2010, according to our estimates. The U.S. Food and Drug Administration’s approval of lasers for thermal ablation of veins and subsequent establishment of an American Medical Association Current Procedural Terminology code for reimbursement by the Centers for Medicare and Medicaid Services has opened this market to rapid growth and development over the last several years.

Our Strengths

We believe that our strengths include:

•	Leading Network of Fertility Centers. We believe our network of 11 Partner fertility centers is the largest managed network of fertility centers in the United States, with 63 locations and 97 physicians and PhD scientists, accounting for approximately 14% of the total IVF procedures performed in the United States in 2007, which is the latest period for which third-party data are available. Additionally, we are affiliated with four of the top five fertility practices in the United States, based on volume of procedures. Our centralized infrastructure and ability to leverage economies of scale result in our Partner fertility centers demonstrating faster growth than the industry average, based on volume of procedures.

•	Strong and Replicable Vein Clinic Model. We believe our 34 vein clinics are the single largest network of vein care providers in the United States. This network allows for marketing, operational and revenue cycle efficiencies by leveraging resources, knowledge and infrastructure as well as providing a strong base and replicable model for new clinic expansion.

•	Attain IVF Programs. We created our family of Attain IVF programs as innovative offerings for patients of our Partner and Affiliate fertility networks. Marketing for our Attain IVF programs facilitates recruitment and retention of self-pay patients, which comprise the majority of the IVF treatment market. We have developed a sophisticated statistical model and case management program, which we believe allows us to appropriately screen patients for our Attain IVF Refund Program and reduce our financial risk. Our Attain IVF programs are non-capital intensive and our Attain IVF Refund Program generated operating margins of approximately 26% for the six months ended June 30, 2009.

•	State-of-the-Art Information Systems. We have internally developed, integrated information systems that collect and analyze clinical, patient, financial and marketing data, which we believe allow us to more effectively control expenses and improve cash collections at our

Partner fertility centers and vein clinics. Our proprietary ARTworks® clinical software provides electronic medical records, treatment plan and success rate research capabilities, decision support functionality and clinical risk management services, which we believe makes our physicians more efficient and improves quality of care. We provide our vein clinics access to our proprietary Virtual Physician Assistant information system, which is an end-to-end patient and clinic operating system that provides decision support and revenue cycle functions.

•	Access to Capital. We provide our Partner fertility centers and vein clinics with efficient access to capital which allows them to obtain current technologies, equipment and facilities that enable them to provide a full spectrum of services to effectively compete for patients. We believe this access to capital helps us to recruit Partner practices.

•	Sophisticated Sales and Marketing Organization. Our sales and marketing department specializes in the development of sophisticated programs that give our Partner and Affiliate fertility centers and vein clinics access to patient recruitment tools such as direct-to-consumer marketing, physician referral development and a vein care centralized call center. We believe these sales and marketing efforts are often too expensive for many individual physician practices, resulting in a competitive advantage to our Partner and Affiliate fertility centers and vein clinics with respect to patient recruitment.

•	Experienced Management Team. Our senior management has extensive industry experience with average health care services experience of 25 years. This industry experience, combined with extensive merger and acquisition and financial expertise allows us to effectively execute our strategy.

Our Strategy

Our mission is to strengthen our position as a leading manager of fertility centers and vein clinics by increasing revenues and improving profitability, as well as continuing to provide value to patients and our physician network. Our strategy to achieve our mission is outlined below.

•	Make Selective Contract Acquisitions of Partner Fertility Centers. The U.S. market for fertility services is highly fragmented and we believe that it is ripe for consolidation. We believe that our competitors’ ability to compete with us for contract acquisitions is currently limited due to our experience acquiring Partner center contracts, our position as the manager of what we believe is the largest network of fertility centers in the United States and our developed infrastructure and experience in delivering valuable services to support fertility center operations. Recruitment into our Partner Program has traditionally focused on fertility centers that first participate as Affiliates serviced by our Consumer Services Division; as such, we had an established pipeline of 25 fertility centers as of September 30, 2009. In addition to recruiting from Affiliate centers, we have a development staff that targets leading physician groups with established practices in selected metropolitan markets. These candidates are then evaluated against our contract acquisition criteria, which includes factors such as size of practice, physician reputation and the physicians’ growth-oriented outlook.

•	Expand our Network of Affiliate Fertility Centers. We intend to expand our network of Affiliate fertility centers to other metropolitan markets across the United States. Our development staff is focused on the top 100 largest metropolitan markets, where we expect the highest demand for fertility centers to occur.

•	Develop De Novo Vein Clinics. We intend to develop new vein clinics in markets where we already have existing clinics that have not fully penetrated their market and to identify attractive contiguous markets to develop new clinics. Our development staff focuses on locations where there are attractive demographics, reasonable media costs and a favorable reimbursement environment. We believe our vein clinic model can be predictably and profitably replicated in these new markets. De novo vein clinics require relatively little capital investment, typically $300,000, and usually reach break-even in nine months or less after opening of the clinic. Following the acquisition of VCA, we made significant investments in physician recruiting and training, regional managers, revenue cycle management, sales and marketing, as well as new clinic development staff, all of which is designed to allow us to open new clinics at a more rapid and sustained pace utilizing a replicable model.

•	Increase the Total Number of Patients Treated. We intend to work with our fertility centers and vein clinics to increase the total number of patients they treat. We expect future patient volume to be driven by our sales program, centralized direct-to-consumer advertising strategy, direct physician referrals and processes designed to retain patients who make contact with our call centers and receive an initial consultation. We intend to continue providing products and services to centers and clinics that help attract patients, including access to state-of-the-art equipment, access to our Attain IVF programs and access to our clinical and information technology applications.

•	Increase Penetration of Our Attain IVF Programs. For the six months ended June 30, 2009, approximately 11.5% of self-pay patients in our Partner and Affiliate network utilized our Attain IVF Refund Program. We formally introduced our Attain IVF Multi-Cycle Program in July 2009. We believe that the penetration of our Attain IVF programs can be meaningfully increased by educating patients on the improved success rates associated with multiple treatment cycles and the packaged pricing features of our Attain IVF programs, which allow for multiple treatment cycles and, in the case of our Attain IVF Refund Program, a significant financial refund if the treatments are unsuccessful. We also believe we can increase overall market penetration of our Attain IVF programs by demonstrating to physicians at potential Affiliate and Partner practices the benefit of increased patient volume and retention that we believe result from offering our Attain IVF programs. We have demonstrated the ability to increase Attain IVF Refund Program penetration because certain of our fertility centers had Attain IVF Refund Program penetration rates in excess of 25% during the six months ended June 30, 2009.

•	Continue Improving Operating Efficiencies. We continuously seek opportunities to lower costs and realize operating efficiencies through the implementation of a centralized infrastructure focused on improved accounts receivable management, along with leveraging economies of scale in support functions such as procurement, finance, information technology, human resources, risk management and legal services. We expect to further leverage our corporate infrastructure as we expand our network of Partner fertility centers and vein clinics.

Corporate Information

We were incorporated in Delaware on June 4, 1985. Our headquarters are located at Two Manhattanville Road, Purchase, New York 10577. Our telephone number is (914) 253-8000. Our website address is www.integramed.com. The information on our website is not incorporated as a part of this prospectus.

The Offering

Common stock offered by us	4,000,000 shares

4,600,000 shares if the underwriters exercise their over-allotment option in full

Common stock outstanding immediately after this offering(1)	12,774,994 shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, based on the assumed offering price and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us related to this offering.

We intend to use the net proceeds of this offering for general working capital and other corporate purposes, including funding potential contract acquisitions of Partner fertility centers.

You should read the discussion in this prospectus under the heading “Use of Proceeds” for more information.

Risk factors	See “Risk Factors” and all other information included in this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq Global Market symbol:	INMD

(1)	Excludes shares issuable upon exercise of the underwriters’ over-allotment option. The number of shares of our common stock outstanding immediately after this offering is based on 8,774,994 shares outstanding as of June 30, 2009 and excludes 215,841 shares of common stock issuable upon exercise of outstanding stock options as of June 30, 2009 at a weighted average exercise price of $5.98 per share and 464,933 shares of common stock reserved for issuance under our 2007 Long-Term Compensation Plan.

The information in this prospectus assumes that none of our outstanding stock options has been exercised or forfeited since June 30, 2009. All information in this prospectus assumes the issuance and sale of our common stock in this offering at an offering price of $9.37 per share, the last reported sale price for our common stock on October 1, 2009, as reported by the Nasdaq Global Market.

Summary Consolidated Financial Data

The following table sets forth our summary consolidated financial data as of and for the periods presented. The summary consolidated financial data as of December 31, 2007 and 2008 and for each of the years ended December 31, 2006, 2007 and 2008 have been derived from our audited annual consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated financial data as of December 31, 2006 have been derived from our audited annual consolidated financial statements, which have not been included in this prospectus. The summary consolidated financial data as of and for the six months ended June 30, 2008 and 2009 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, except as noted in the notes to the consolidated financial statements, necessary for a fair statement of interim periods. The financial information presented for the interim periods has been prepared in a manner consistent with our accounting policies described elsewhere in this prospectus, and should be read in conjunction therewith. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full year period. You should read this data together with the consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus. Historical results are not necessarily indicative of future performance.

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”), including Financial Accounting Standards Board Interpretation No. 46 (revised December 2003) (“FIN No. 46R”), “Consolidation of Variable Interest Entities.” In accordance with FIN No. 46R, we do not consolidate the results of the fertility centers to which we provide services because we do not have a controlling financial interest in such centers and we are not the primary beneficiary or obligor of such centers’ financial results. We do, however, have a controlling financial interest in individual vein clinics where we are the primary beneficiary and obligor of their financial results. As such, we consolidate the financial condition, results of operations and cash flows of those clinics’ operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Off-Balance Sheet Arrangements.”

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007(1)	2008	2008	2009
				(unaudited)
	(dollars in thousands, except per share amounts)

Statement of Operations Data:
Revenues, net:
Fertility Centers	$112,767	$121,078	$138,440	$67,797	$73,574
Consumer Services	13,051	15,804	19,013	8,635	10,229
Vein Clinics	N/A	14,284	39,950	18,904	24,667

Total revenues	125,818	151,166	197,403	95,336	108,470

Costs of services and sales:
Fertility Centers	104,357	111,059	128,224	62,923	67,875
Consumer Services	9,412	12,325	14,331	6,315	7,556
Vein Clinics	N/A	13,304	37,299	17,869	22,631

Total costs of services and sales	113,769	136,688	179,854	87,107	98,062

	Year Ended December 31,				Six Months Ended June 30,
	2006		2007(1)	2008	2008	2009
					(unaudited)
	(dollars in thousands, except per share amounts)

Contribution:
Fertility Centers	8,410		10,019	10,216	4,874	5,699
Consumer Services	3,639		3,479	4,682	2,320	2,673
Vein Clinics	N/A		980	2,651	1,035	2,036

Total contribution	12,049		14,478	17,549	8,229	10,408

General and administrative expenses	9,380		10,536	10,654	5,098	6,569
Interest income	(1,073)		(1,256)	(383)	(273)	(143)
Interest expense	695		1,136	1,563	849	566

Total other expenses	9,002		10,416	11,834	5,674	6,992

Income before income taxes	3,047		4,062	5,715	2,555	3,416
Income tax provision	1,084		1,391	2,226	1,030	1,382
Income tax benefit	(821	)(4)	—	—	—	—

Net income	$2,784	(4)	$2,671	$3,489	$1,525	$2,034

Basic and diluted net earnings per share:
Basic earnings per share	$0.34		$0.32	$0.40	$0.18	$0.23
Diluted earnings per share	$0.34		$0.32	$0.40	$0.18	$0.23
Weighted average shares — basic	8,090		8,310	8,618	8,570	8,767
Weighted average shares — diluted	8,194		8,410	8,691	8,652	8,829
Balance Sheet Data(2):
Working capital(3)	$10,973		$(4,520)	$(3,958)	$(5,697)	$(5,258)
Total assets	76,323		114,172	121,443	114,565	125,745
Total indebtedness	8,774		25,460	30,219	24,163	28,165
Accumulated deficit	(9,851)		(7,180)	(3,691)	(5,655)	(1,657)
Shareholders’ equity	39,466		46,549	50,753	48,398	53,465

(1)	Our Vein Clinics Division began operations on August 8, 2007 with our purchase of VCA.
(2)	As of the last day of the reported period.
(3)	Represents current assets less current liabilities.
(4)	In December 2006, we determined that we no longer needed a valuation allowance related to deferred tax assets generated by net operating loss carry-forwards of prior years. As a result, we recorded a tax benefit of $821,000 for the year ended December 31, 2006.

Summary Operating Data

The following table sets forth our summary operating data for the years ended December 31, 2006, 2007 and 2008 and for the six months ended June 30, 2008 and 2009. This summary operating data is unaudited. Historical results are not necessarily indicative of future performance.

	Year Ended December 31,			Six Months Ended June 30,
	2006	2007	2008	2008	2009

Summary operating data:
Partner fertility centers(1)	8 Partners	9 Partners	11 Partners	10 Partners	11 Partners
Fresh IVF cycles	11,142	12,483	13,553	6,650	7,210
Consumer Services Affiliates(1)	22 Affiliates	20 Affiliates	23 Affiliates	22 Affiliates	23 Affiliates
Vein clinics(1),(2)	N/A	26 clinics	32 clinics	30 clinics	34 clinics
Vein clinics procedures(2),(3)	N/A	7,865	9,273	4,669	6,256

(1)	As of the last day of the reported period.
(2)Our Vein Clinics Division began operations on August 8, 2007 with our purchase of VCA.
(3)One vein care procedure represents a corrective procedure performed on a leg.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider the various risks of the investment, including those described below, together with all of the other information included in this prospectus. Additional risks may also impair our business operations and adversely affect our prospects. If any of the following risks actually occur, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

The loss of one or more of our Partner fertility centers would lead to a decline in our revenues and profit.

The contracts that we enter into with our Partner fertility centers typically have terms that range from 10 to 25 years and contain automatic renewal provisions. Some of these agreements also contain provisions that allow the Partner fertility center to terminate the agreement, upon 12 months’ prior notice, at any time after five years from the agreement’s effective date. Our two largest Partner fertility centers provided approximately 34% of our Fertility Centers Division revenues for the year ended December 31, 2008. If either of these Partner fertility centers, or any of our other Partner fertility centers, were to terminate its agreement with us, we would lose all of the revenues associated with such Partner fertility center, but would not experience any meaningful reduction in our infrastructure costs.

We may not be able to find suitable Partner candidates or successfully integrate the operations of the fertility centers with which we enter into Partner contracts.

A key part of our business strategy is to enter into additional Partner contracts. We cannot assure you that we will be able to find suitable Partner candidates or that the fertility centers that we enter into Partner contracts with will be successful. Even if suitable Partner candidates are identified, negotiation over suitable terms and conditions may be protracted and unsuccessful, and we may not be able to achieve planned increases in the number of Partner centers. Further, achieving the anticipated benefits of current and possible future Partner contracts will depend in part upon whether we can integrate the operations of those fertility centers with our operations in a timely and cost-effective manner. The process of integrating the operations of Partner fertility centers with our operations is complex, expensive and time consuming and involves a number of risks, including, but not limited to:

•	difficulties in integrating or retaining key medical providers of the Partner fertility center;

•	difficulties in integrating the operations of the Partner fertility center, such as information technology resources and financial and operational data;

•	diversion of our management’s attention; and

•	potential incompatibility of cultures.

We are dependent on the medical providers in our fertility centers and vein clinics to successfully execute our business strategy.

Although we manage our fertility centers and vein clinics, the medical providers at those centers and clinics provide medical services directly to patients and we do not have control over their medical activities. We cannot guarantee any medical provider’s ability to generate positive patient outcomes, build a positive reputation for their practice or to comply with our expectations. If the medical providers in our fertility centers and vein clinics act negligently or unethically, allow their medical practices to deteriorate or do not meet our growth expectations, it could diminish the value of our brand and our results of operations could be adversely affected.

We may have difficulty attracting and retaining physicians for our fertility centers and vein clinics.

A key part of our business strategy is to enter into additional Partner contracts and open new vein clinics. The success of our fertility centers is dependent upon our ability to retain the key medical providers associated with those centers. If one or more key medical providers were to depart from a fertility center, our business could suffer. Our ability to open new vein clinics is dependent upon identifying, recruiting and retaining qualified physicians to perform procedures at these clinics. We have had difficulties staffing new vein clinics because some third-party payors require that the physicians performing procedures at these clinics have certain specified credentials. We will not be able to implement successfully our business strategy if we are unable to properly staff our fertility centers and vein clinics.

A reduction in reimbursements or an inability to negotiate attractive reimbursement rates from third-party payors for the services that our Partner centers or vein clinics provide could adversely affect our revenues and growth.

A significant portion of our fertility Partner and vein clinic revenues depends on reimbursements to the underlying physician practices from third-party payors. These third parties include private health insurers and other organizations, such as health maintenance organizations, as well as government authorities. Third parties are systematically challenging prices charged for medical treatment. A third-party payor may deny or reduce reimbursement if it determines that a prescribed treatment is not used in accordance with cost-effective treatment methods, as determined by the payor, or is experimental, unnecessary or inappropriate. In addition, although third parties may approve reimbursement, such approvals may be under terms and conditions that discourage use of our services, even if those services are safer or more effective than alternative services. A reduction in reimbursements from third-party payors, whether in the form of changes to reimbursement contracts, such as by limiting reimbursement for certain procedures to specialists, loss of reimbursement contracts, solvency issues on the part of the payors, or in the case of our vein clinics, changes in Medicare reimbursement, would cause patients to reduce their treatments or obtain services from other providers and could reduce our revenues and profitability. Our ability to profitably open vein clinics in new markets also significantly depends on our ability to obtain attractive reimbursement rates from third-party payors in those new markets. If we are unable to obtain satisfactory reimbursement rates from third-party payors for vein clinics in new markets, our growth would suffer.

In early 2009, one of our top fertility centers in the Midwest terminated a reimbursement contract with an important third-party payor. Contribution from this fertility center in 2008 was approximately $2.3 million and this third-party payor represented approximately 20% of this contribution.

Health care reform could impact the demand for our services.

There are currently numerous proposals on the federal and state levels for comprehensive reforms relating to health care that could affect payment and reimbursement for health care services in the United States. The U.S. Congress is considering legislation that could dramatically overhaul the health care system, including the possibility of a government health care plan. We cannot predict whether any such reforms will ultimately be adopted or the impact that such reforms may have on the demand or payment for our services. Because our Attain IVF programs are self-pay programs for patients that do not have insurance coverage for fertility treatments, health care reform that increases insurance coverage for fertility treatments could lead to a decrease in demand for our Attain IVF programs.

We face competition from existing providers, as well as new providers entering our markets.

Our business divisions operate in highly competitive areas. Our fertility centers compete with national, regional and local physician practice fertility centers, hospitals and university medical centers, some of which have programs that compete with our Attain IVF programs. Our fertility centers may also compete with fertility centers located outside of the United States, due to the self-pay nature of IVF treatment. Our vein clinics compete with other vein care clinic providers, dermatologist and surgical clinics that provide ELT and sclerotherapy as an ancillary offering, vascular surgeons and interventional radiologists. Barriers to entry in the vein care industry are low. New health care providers that enter our markets impact our market share, patient volume and growth rates. Increased competitive pressures require us to commit resources to marketing efforts, which impacts our margins and profitability. There can be no assurance that our fertility centers or vein clinics will be able to compete effectively with existing providers in our markets or that new competitors will not enter into our markets. These existing and new competitors may have greater financial and other resources than we or our fertility centers or vein clinics do. Increased competition could also make it more difficult for us to expand our business by entering into new contracts with fertility centers or opening new vein clinics.

The development of alternative treatments could diminish demand for our services.

The fertility and vein care industries are dynamic, and new, technologically intensive treatments are constantly under development. New treatments that are more effective or provide better reimbursement could decrease patient demand or profitability for the treatments that our fertility centers or vein clinics currently offer. If our fertility centers or vein clinics do not adopt new treatments as they are developed, patients could seek treatment elsewhere.

If we are found not to be in compliance with applicable laws and regulations, we could be subject to significant fines or penalties, be forced to curtail certain of our operations or rearrange material agreements to our detriment.

We, and each of our fertility centers and vein clinics, are subject to numerous federal and state laws and regulations, including, but not limited to, federal and state anti-kickback laws, controlled substances laws, the federal Stark law and state self-referral laws, false claims laws, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), Medicare and Medicaid regulations and laws regulating the business of insurance. These laws and regulations are extremely complex and could be subject to various interpretations. Our fertility centers and vein clinics are also subject to these statutes, but we do not oversee, nor are we responsible for, their compliance with these laws. Many aspects of our business, to date, have not been the subject of federal or state regulatory review and we, and any of our fertility centers or vein clinics, may not have been in compliance at all times with all applicable laws and regulations. If we, or our fertility centers or vein clinics, are found by a court or regulatory authority to have violated any applicable laws or regulations, we could be subject to significant fines or penalties or be forced to curtail certain of our operations.

Further, the laws of many states prohibit physicians from splitting fees with non-physicians, or other physicians, and prohibit non-physician entities from practicing medicine. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. Many aspects of our business, to date, have not been the subject of judicial or regulatory interpretation; thus, a review of our business by courts or regulatory authorities may result in determinations that could adversely affect our operations. In addition, the health care regulatory environment could change so as to restrict our existing operations or their expansion. State corporate practice of medicine laws may be interpreted as prohibiting corporations or associations from exercising control over physicians or employing nurse practitioners or physician assistants and may prohibit physicians from practicing medicine in partnership with, or as employees of, any person not licensed to practice medicine.

State regulators may seek to challenge the arrangements that we have with our fertility centers and vein clinics. A determination in any state that we are engaged in the corporate practice of medicine or any unlawful fee-splitting arrangement could render any management agreement between us and a practice located in such state unenforceable or subject to modification, which could have an adverse effect on our financial condition and results of operations. Regulatory authorities or other parties may assert that we are or a practice is engaged in the corporate practice of medicine or that the management fees paid to us by the managed practices constitute unlawful fee-splitting or the corporate practice of medicine. If such a claim were asserted successfully, we could be subject to civil and criminal penalties, managed physicians could have restrictions imposed upon their licenses to practice medicine, parts or all of our existing management agreements could be rendered unenforceable and we could be required to restructure our contractual arrangements with the managed practices, all of which could have an adverse effect on our financial condition and results of operations.

Our management agreement with our Partner fertility center in Illinois provides that we will be paid a base fee equal to a fixed percentage of the revenues of the fertility center that declines to zero to the extent the costs relating to the management of the fertility center increase as a percentage of total revenues. There is a substantial risk that this compensation arrangement, being based on a percentage of revenues, would not be upheld if challenged under Illinois law. To address this, our management agreement provides that if such compensation arrangement is found to be illegal, unenforceable, against public policy or forbidden by law, the management fee will be an annual fixed fee to be mutually agreed upon, not less than $1,000,000 per year, retroactive to the effective date of the agreement, resulting in a reduction of our management fee. In such event, there is likely to be a significant decrease in the management fees derived from this fertility center as a result of the new fee structure, as well as repayment of amounts paid in excess of the prior management fee.

Although we view our Attain IVF programs as a guaranty or warranty of our fertility centers’ performance, the Attain IVF programs have several characteristics that are present in an insurance contract. As such, an insurance regulator in a particular state may find that we have been and are engaged in the business of insurance without a license, which could subject us to criminal and civil liabilities and would subject our Attain IVF programs to substantial regulation in that state as an insurance contract, including burdensome reserve requirements. In addition, in states that prohibit physicians from splitting professional fees with non-physicians, we could be required to restructure our Attain IVF programs if a state concluded that our Attain IVF programs constituted fee splitting because we retain a portion of the payments patients pay directly to us for their medical treatment by our fertility centers. The imposition of any such liabilities and any such changes in our method of doing business would likely reduce revenues and contribution from our Consumer Services Division.

Additionally, our management agreements with our vein clinics provide that the vein clinics will pay us a fee equal to 150% of our expenses of operating and managing the vein clinics. These fees have historically exceeded the operating margin generated by any particular vein clinic prior to payment of the management fee. Accordingly, each vein clinic only pays the portion of the management fee that is equal to the amount of revenue generated by the clinic annually up to the 150% amount. As a result, our vein clinics do not generate any net profits at year end. A state regulator could find that such a compensation model is actually based on a percentage of the revenue of a particular vein clinic or that our management fee is not commensurate with the services we provide, in which case our management agreements would be violating fee-splitting laws of certain states where we operate vein clinics. We could be forced to restructure the fee structure under the management agreements to our material financial detriment or the providers affiliated with our vein clinics who have been found to violate the fee-splitting statutes or regulations may be subject to disciplinary action or criminal sanctions, which could lead to the closure of one or more of our vein clinics.

Our arrangements with our fertility centers and vein clinics may trigger the application of federal and various state franchise laws. We have never sought to comply with any such franchise laws, nor have we ever sought any exemptions from such laws. The U.S. Federal Trade Commission could bring an enforcement action against us for failure to comply with federal franchise laws and could impose significant fines against us, order us to pay restitution to the fertility centers and vein clinics that are found to be franchisees (and the physicians that own or operate them) and/or seek criminal sanctions against us. Under the laws of certain of the states in which we operate, the physicians that own or operate our fertility centers and vein clinics may bring private causes of actions against us for violating such laws. In many of these jurisdictions, in addition to a judgment for actual damages, a court could award the physicians rescission, attorney’s fees and costs and treble damages. Additionally, we could be subject to fines and criminal sanctions. Even if we were to comply with these federal and state franchise laws, we would still be potentially liable for prior violations that occurred prior to the time we came into compliance with such laws.

New or enhanced laws and regulations affecting the fertility industry could increase our costs of compliance and force us to alter certain of our operations.

A number of high profile events have occurred recently related to ART and fertility practices generally, such as the implantation of a greater than recommended number of embryos, resulting in extraordinarily high-order multiple births, or the implantation of incorrect patient embryos. Federal and state regulators may more carefully scrutinize the fertility industry as a result of these events, and may adopt more stringent laws and regulations that could increase our compliance costs or force us to alter certain of our operations.

We and our Partner fertility centers and vein clinics may not have sufficient liability insurance to cover potential claims.

The medical procedures performed by physicians and other medical personnel in our network of fertility centers and vein clinics can involve significant complications, including genetically defective births, embryo loss and patient death. We are likely to be, and from time to time have been, named as a party in legal proceedings involving medical malpractice or other injuries that occur at one of our fertility centers or vein clinics, particularly in those fertility centers where we provide the services of a physician assistant or nurse practitioner. A successful malpractice claim could exceed the limits of insurance that we maintain, in which case we would have to fund any settlement in excess of our insurance coverage. We also maintain medical malpractice insurance coverage for our Partner fertility centers and vein clinics, and a successful malpractice claim against one of those centers or clinics in excess of the coverage we maintain for them would adversely affect the revenues we derive from those centers and clinics. In addition, the captive insurance company that provides a portion of our insurance coverage does not maintain reserves in amounts that would be required of other, larger insurers, and therefore may not have adequate capital to fund a claim against us or the Partner fertility centers covered by the captive insurance company. A malpractice claim, whether or not successful, could be costly to defend, could consume management resources and could adversely affect our reputation and business and the reputations and businesses of our Partner fertility centers and vein clinics. We also cannot assure you that we or our Partner fertility centers or vein clinics will be able to obtain insurance coverage in the future on commercially reasonable terms, or at all.

Our success depends on retaining key members of our management team.

The success of our business strategy depends on the continued contribution of key members of our management team. The loss of key members of this team could disrupt our growth plans and our ability to implement our business strategy.

We rely on a limited number of third-party vendors for medicine and supplies.

Our fertility centers and vein clinics rely on a limited number of third-party vendors that produce medications and supplies vital to patient treatment, such as AngioDynamics, Inc., which provides the only U.S. Food and Drug Administration approved solution used in sclerotherapy. If any of these vendors were to experience a supply shortage or cease doing business, and we were unable to find an alternative third-party vendor, we might not be able to properly serve our patients.

Our credit agreement contains covenants that impose restrictions on us that may limit our operating flexibility, prevent us from entering into extraordinary transactions that benefit our stockholders and limit our growth.

Our credit agreement contains covenants that restrict our flexibility to conduct business. These covenants prohibit or limit, among other things:

•	the payment of dividends to our stockholders;

•	the incurrence of additional indebtedness;

•	the making of certain types of restricted payments and investments;

•	sales of assets; and

•	consolidations, mergers and transfers of all or substantially all of our assets.

The credit agreement also requires that we maintain certain leverage and fixed charge ratios and minimum levels of earnings before interest, taxes, depreciation and amortization. Our failure to comply with any of these covenants could cause the lenders to declare a default and accelerate amounts due to them under the credit agreement.

In addition, our credit agreement places certain restrictions on our ability to acquire the business, assets or capital stock of fertility centers. For example, our credit agreement prevents us from acquiring a fertility center for a purchase price in excess of $5.5 million (increasing to $6.0 million after August 31, 2010) without the prior written consent of our lender. In addition, our credit agreement prevents us from making acquisitions of fertility centers that aggregate in excess of $11 million for the period from August 1, 2009 through July 31, 2010, or that exceed $12 million for the period after August 1, 2010. If we identify fertility centers that we want to acquire in excess of limits in our credit agreement and do not obtain the consent of our lender to those acquisitions, we may not be able to execute on our strategy.

We may not have adequate protection for our intellectual property rights.

Trade secrets and other proprietary information not protected by patents are critical to our business. Our sole means of protecting this information is to utilize confidentiality agreements with employees, third parties and consultants. If these agreements are breached, another entity could obtain our trade secrets and proprietary information and attempt to replicate our business model, which could have an adverse effect on our business.

Risks Relating to an Investment in our Common Stock

The trading price of our common stock could be subject to volatility.

The average daily trading volume of our shares of common stock on the Nasdaq Global Market for the nine months ended September 30, 2009 was approximately 7,158 shares. Because the shares of our common stock are lightly traded, they are subject to volatile price fluctuations, which may make it difficult for you to sell our common stock when you want or at prices you find attractive. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources, and could have a material adverse effect on our financial condition.

Future sales or the potential for future sales of our common stock may cause the trading price of our common stock to decline.

Sales of a substantial number of shares of our common stock by our two largest stockholders, or by any of our other significant stockholders, or the perception that these sales may occur, could cause the market price of our common stock to decline. Approximately 40% of our outstanding common stock is held by two investor groups. If either of these groups, or any other significant stockholders, were to attempt to sell all or part of their positions in the public market, our stock price could fall substantially.

In addition, our directors and executive officers, who held an aggregate of 741,025 shares of our common stock as of August 31, 2009, are subject to lock-up agreements that restrict their ability to transfer their shares of our common stock for 90 days following the date of this prospectus. The market price of shares of our common stock may decrease if a significant number of these shares are sold when the restrictions on their sale lapse.

We will have broad discretion in applying the net proceeds of this offering and may not use those proceeds in ways that will enhance the market value of our common stock.

We have significant flexibility in applying the net proceeds we will receive in this offering. We will use the proceeds that we receive from the sale of common stock in this offering for working capital and general corporate purposes. As part of your investment decision, you will not be able to assess or direct how we apply these net proceeds. If we do not apply these funds effectively, we may lose significant business opportunities. Furthermore, our stock price could decline if the market does not view our use of the net proceeds from this offering favorably.

You will incur immediate and substantial dilution as a result of this offering.

The public offering price per share of our common stock in this offering is substantially higher than the net tangible book value per share of our outstanding common stock. As a result, you will incur immediate and substantial dilution of $      per share, representing the difference between the assumed public offering price of $9.37 per share and our tangible net book value per share as of June 30, 2009.

Our future capital needs could result in dilution of your investment.

Our board of directors may determine from time to time that there is a need to obtain additional capital through the issuance of additional shares of our common stock or other securities. These issuances would likely dilute the ownership interests of the investors in this offering and may dilute the net tangible book value per share of our common stock. Investors in subsequent offerings may also have rights, preferences and privileges senior to our current stockholders which may adversely impact our current stockholders.

We do not intend to pay cash dividends on our common stock for the foreseeable future.

We have not paid cash dividends on our common stock during the last two fiscal years, and we do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. In addition, our credit agreement prohibits us from paying cash dividends on our common stock. Because we do not anticipate paying cash dividends on our common stock in the foreseeable future, the return on your investment on our common stock will depend solely on a change, if any, in the market value of our common stock.

Our certificate of incorporation, by-laws and Delaware law could limit another party’s ability to acquire us, even if an acquisition would be beneficial to our stockholders.

A number of provisions in our certificate of incorporation and by-laws make it difficult for another company to acquire us, even if doing so would benefit our stockholders. For example, our certificate of incorporation authorizes our board of directors to issue “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval. The rights of holders of our common stock could be adversely affected by the terms of any preferred stock that may be issued in the future. In addition, our by-laws limit the ability of our stockholders to call special meetings or fill vacancies on the board.

Also, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information included in this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the attainment of which involves various risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “believe,” “estimate,” “anticipate,” “continue” or similar terms, variations of those terms or the negative of those terms.

These forward-looking statements are based on assumptions that we have made in light of our experience in the industry in which we operate, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial condition or results of operations and cause actual results to differ materially from those in the forward-looking statements. These factors include, among other things:

•	termination of any of our Partner fertility center agreements for any reason;

•	an inability to identify attractive candidates for our Partner Program, successfully negotiate contract acquisition terms with Partner candidates or effectively integrate new Partners;

•	an inability to recruit or retain suitable physicians to open and operate our vein clinics;

•	less than expected growth in the vein care market, especially for minimally invasive procedures in which our vein clinics specialize;

•	termination or adverse changes to the terms of our reimbursement arrangements with third-party payors;

•	decreases in reimbursement rates from third-party payors, either in markets where we and our Partner and Affiliate fertility centers and vein clinics currently operate or into which we plan to expand;

•	adoption of new laws or regulations applicable to fertility centers or vein clinics, either in markets where we and our Partner and Affiliate fertility centers and vein clinics currently operate or into which we plan to expand;

•	changing patterns of enforcement or new interpretations of existing laws and regulations;

•	the occurrence of adverse medical outcomes at one or more of our Partner or Affiliate fertility centers or vein clinics, or other events that adversely affect the reputation of those centers or clinics or the physicians who work at those centers or clinics;

•	development of new technologies that our Partner or Affiliate fertility centers or vein clinics do not adopt;

•	an increase in litigation against us, our Partner fertility centers or vein clinics or the physicians who work at those centers and clinics;

•	an inability to obtain insurance on commercially reasonable terms, the adequacy of insurance to address claims to which we, or our Partner fertility centers or vein clinics, are subject, or the inability of an insurer to pay amounts owed to us or our Partner fertility centers or vein clinics for a claim;

•	an increase in the competition that we and our Partners fertility centers or vein clinics face; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We are under no obligation to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $      million, or approximately $      million if the underwriters exercise their over-allotment option in full, based on the assumed offering price and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us related to this offering.

We intend to use the net proceeds of this offering for general working capital and other corporate purposes, including funding potential contract acquisitions of Partner fertility centers.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq Global Market under the symbol “INMD.” The following table sets forth, for the periods indicated, the high and low closing sales prices per share of our common stock, as reported on the Nasdaq Global Market:

	High	Low

2009
Fourth Quarter (through October 1, 2009)	$9.37	$9.37
Third Quarter	$10.25	$7.03
Second Quarter	$7.99	$5.81
First Quarter	$7.45	$5.60
2008
Fourth Quarter	$6.97	$4.80
Third Quarter	$8.17	$6.01
Second Quarter	$10.23	$7.07
First Quarter	$11.95	$8.50
2007
Fourth Quarter	$14.20	$11.32
Third Quarter	$12.43	$10.06
Second Quarter	$13.05	$10.70
First Quarter	$12.30	$11.27

On October 1, 2009, the closing sale price per share of our common stock was $9.37, as reported on the Nasdaq Global Market. On September 30, 2009, there were 103 holders of record of our common stock. This figure does not include persons or entities who hold their common stock in nominee or “street” name.

DIVIDEND POLICY

We have not paid cash dividends on our common stock during the last two fiscal years, and we currently anticipate retaining all available funds for use in the operation and expansion of our business. In addition, our credit agreement prohibits us from paying cash dividends on our common stock. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

CAPITALIZATION

The following table describes our capitalization as of June 30, 2009 on an actual basis and as adjusted to reflect our sale of 4,000,000 shares of common stock in this offering at an assumed offering price of $9.37 per share, the last reported sale price for our common stock on October 1, 2009, as reported by the Nasdaq Global Market, after deducting estimated underwriting discounts and commissions and offering expenses payable by us related to this offering.

You should read this capitalization table together with the consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	As of June 30, 2009
	Actual	As Adjusted(1)
	(unaudited)
	(in thousands, except share data)

Debt:
Current portion of long-term notes payable and other obligations	$11,329	$
Long-term notes payable and other obligations	16,836

Total notes payable and other obligations(2)	28,165

Shareholders’ equity:
Common stock, $0.01 par value; 15,000,000 shares authorized, actual and as adjusted; 8,774,994 shares issued and outstanding, actual; 12,774,994 shares issued and outstanding as adjusted(3)	88
Capital in excess of par	55,702
Other comprehensive loss	(293)
Treasury stock, at cost; 46,408 shares, actual and as adjusted	(375)
Accumulated deficit	(1,657)

Total shareholders’ equity	53,465

Total capitalization	$81,630	$

(1)	Assumes no exercise of the underwriters’ over-allotment option.
(2)	As of June 30, 2009, we had $2,500,000 available under our line of credit that was unused.
(3)	Excludes 215,841 shares of common stock issuable upon exercise of outstanding stock options as of June 30, 2009 at a weighted average exercise price of $5.98 per share and 464,933 shares of common stock reserved for issuance under our 2007 Long-Term Compensation Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data as of and for the periods presented. The selected consolidated financial data as of December 31, 2007 and 2008 and for each of the years ended December 31, 2006, 2007 and 2008 have been derived from our audited annual consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 2004, 2005 and 2006 and for each of the years ended December 31, 2004 and 2005 have been derived from our audited annual consolidated financial statements, which have not been included in this prospectus. The selected consolidated financial data as of and for the six months ended June 30, 2008 and 2009 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring items, except as noted in the notes to the consolidated financial statements, necessary for a fair statement of interim periods. The financial information presented for the interim periods has been prepared in a manner consistent with our accounting policies described elsewhere in this prospectus, and should be read in conjunction therewith. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full year period. You should read this data together with the consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus. Historical results are not necessarily indicative of future performance.

We prepare our consolidated financial statements in accordance with GAAP, including FIN No. 46R. In accordance with FIN No. 46R, we do not consolidate the results of the fertility centers to which we provide services because we do not have a controlling financial interest in such centers and we are not the primary beneficiary or obligor of such centers’ financial results. We do, however, have a controlling financial interest in individual vein clinics where we are the primary beneficiary and obligor of their financial results. As such, we consolidate the financial condition, results of operations and cash flows of those clinics’ operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Off-Balance Sheet Arrangements.”

	Year Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007(1)	2008	2008	2009
						(unaudited)
	(dollars in thousands, except per share amounts)

Statement of Operations Data:
Revenues, net:
Fertility Centers	$87,367	$105,277	$112,767	$121,078	$138,440	$67,797	$73,574
Consumer Services	19,937	22,938	13,051	15,804	19,013	8,635	10,229
Vein Clinics	N/A	N/A	N/A	14,284	39,950	18,904	24,667

Total revenues	107,304	128,215	125,818	151,166	197,403	95,336	108,470

Costs of services and sales:
Fertility Centers	78,823	95,900	104,357	111,059	128,224	62,923	67,875
Consumer Services	18,782	20,485	9,412	12,325	14,331	6,315	7,556
Vein Clinics	N/A	N/A	N/A	13,304	37,299	17,869	22,631

Total costs of services and sales	97,605	116,385	113,769	136,688	179,854	87,107	98,062

Contribution:
Fertility Centers	8,544	9,377	8,410	10,019	10,216	4,874	5,699
Consumer Services	1,155	2,453	3,639	3,479	4,682	2,320	2,673
Vein Clinics	N/A	N/A	N/A	980	2,651	1,035	2,036

Total contribution	9,699	11,830	12,049	14,478	17,549	8,229	10,408

	Year Ended December 31,						Six Months Ended June 30,
	2004	2005	2006		2007(1)	2008	2008	2009
							(unaudited)
	(dollars in thousands, except per share amounts)

General and administrative expenses	8,065	9,973	9,380		10,536	10,654	5,098	6,569
Interest income	(259)	(520)	(1,073)		(1,256)	(383)	(273)	(143)
Interest expense	295	328	695		1,136	1,563	849	566

Total other expenses	8,101	9,781	9,002		10,416	11,834	5,674	6,992

Income before income taxes	1,598	2,049	3,047		4,062	5,715	2,555	3,416
Income tax provision	642	744	1,084		1,391	2,226	1,030	1,382
Income tax benefit	—	—	(821	)(4)	—	—	—	—

Net income	$956	$1,305	$2,784	(4)	$2,671	$3,489	$1,525	$2,034

Basic and diluted net earnings per share:
Basic earnings per share	$0.13	$0.17	$0.34		$0.32	$0.40	$0.18	$0.23
Diluted earnings per share	$0.13	$0.17	$0.34		$0.32	$0.40	$0.18	$0.23
Weighted average shares — basic	7,219	7,561	8,090		8,310	8,618	8,570	8,767
Weighted average shares — diluted	7,549	7,818	8,194		8,410	8,691	8,652	8,829
Balance Sheet Data(2):
Working capital(3)	$1,157	$5,721	$10,973		$(4,520)	$(3,958)	$(5,697)	$(5,258)
Total assets	54,119	67,190	76,323		114,172	121,443	114,565	125,745
Total indebtedness	5,239	10,147	8,774		25,460	30,219	24,163	28,165
Accumulated deficit	(13,940)	(12,636)	(9,851)		(7,180)	(3,691)	(5,655)	(1,657)
Shareholders’ equity	33,933	35,871	39,466		46,549	50,753	48,398	53,465

(1)	Our Vein Clinics Division began operations on August 8, 2007 with our purchase of VCA.
(2)	As of the last day of the reported period.
(3)	Represents current assets less current liabilities.
(4)	In December 2006, we determined that we no longer needed a valuation allowance related to deferred tax assets generated by net operating loss carry-forwards of prior years. As a result, we recorded a tax benefit of $821,000 for the year ended December 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the historical consolidated financial statements and related notes and the other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of events could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed under the caption “Risk Factors” and elsewhere in this prospectus.

Overview

We manage highly specialized outpatient centers in emerging, technology-based, niche medical markets. Currently, we are a leading manager of fertility centers and vein clinics in the United States. We provide services and products through our three operating divisions (Fertility Centers, Consumer Services and Vein Clinics) and shared support services for providers through our corporate offices. Each of our operating divisions is presented as a separate segment for financial reporting purposes.

Our Fertility Centers Division is a provider network of 11 contracted fertility centers, referred to as our Partner Program, serving 13 metropolitan markets across the United States. We offer products and services to these providers designed to support the fertility center’s growth. All fertility Partners also have full access to our Consumer Services Division offerings. The division also sponsors a Council of Physicians and Scientists for fertility providers. Physicians affiliated with our Partner fertility centers obtain a portion of their malpractice insurance through ARTIC — Assisted Reproductive Technology Insurance Company, a captive insurance company which we helped organize in 2005.

Our Consumer Services Division offers our Attain IVF programs to fertility patients. The division’s Attain IVF programs are designed to make the treatment process easier and more affordable for patients. Currently, this division maintains a contracted network of 25 independent fertility centers (23 as of December 31, 2008) under its Affiliate Program, which is designed to distribute the division’s products and services to a wider group of patients than those serviced by our Partner locations.

Our Vein Clinics Division began operations on August 8, 2007, with the purchase of Vein Clinics of America, Inc. (“VCA”), a company that had been in business since 1981. The Vein Clinics Division currently manages a network of 34 clinics (32 as of December 31, 2008) located in 13 states, which specialize in the treatment of vein disease and other vein disorders.

The primary elements of our business strategy include:

•	Making selective contract acquisitions of Partner fertility centers;

•	Expanding our network of Affiliate fertility centers;

•	Developing de novo vein clinics;

•	Increasing the total number of patients treated;

•	Increasing the penetration of our Attain IVF programs; and

•	Continuing to improve operating efficiencies.

Major Events Impacting Financial Condition and Results of Operations

2009

On April 20, 2009, we announced the opening of a new vein clinic in Cleveland, Ohio. This represents the 34th clinic in our Vein Clinics Division, our entry into the Cleveland market and the expansion of our presence in the State of Ohio.

On April 1, 2009, we elected to exercise the option contained in our business service agreement with Arizona Reproductive Medicine Specialists, based in Phoenix, Arizona, and expand our service offerings from a limited range of services to those offered to our other fertility Partners.

On January 20, 2009, we announced the opening of a new vein clinic in Cincinnati, Ohio. This represents the 33rd clinic in our Vein Clinics Division and our first entry into the State of Ohio and the Cincinnati market.

2008

From June 2008 through March 2009, our 2007 annual and our 2008 periodic interim Securities and Exchange Commission reports were the subject of a standard comment and review process by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. The application of generally accepted accounting principles to our Attain IVF Refund Program’s (formerly our Shared Risk Refund Program’s) multiple element revenue arrangements is complex and management’s interpretation of the applicable authoritative literature related to the timing of the recognition of the fair value of revenues for the non-refundable portion of the Attain IVF Refund Program fees differed from that of the Securities and Exchange Commission, which caused us to re-evaluate our revenue recognition policies. As a result, we restated our prior financial statements with respect to the timing of revenue recognition for our Attain IVF Refund Program within our Consumer Services Division. Our previous revenue recognition policy had generally recognized the non-refundable patient fees (generally 30% of the contract amount) as revenues upon the completion of the first treatment cycle. We now recognize the non-refundable fees based on the relationship of the fair value of each treatment to the total fair value of the treatment package available to each patient. We also recognize a “warranty reserve” representing the estimated cost of services to be provided in the event a qualified patient miscarries. This restatement does not impact our cash flows from operations or the ultimate profits from our Attain IVF Refund Program, only the timing of the revenue recognition for the non-refundable portion of the Attain IVF Refund Program fees paid by patients. See Note 2 of our consolidated financial statements included elsewhere in this prospectus. The financial data included in this prospectus reflects this restatement.

On December 17, 2008, we announced the opening of a new vein clinic in Skokie, Illinois. This clinic represents our ninth vein care clinic in the greater Chicago metropolitan area and benefits from the operational and marketing leverage we have developed in that market.

On December 8, 2008, we announced the opening of a new vein clinic in Monroeville, Pennsylvania. This clinic is our first vein clinic in Pennsylvania and is designed to provide state-of-the-art vein care to patients in the greater Pittsburgh area.

On July 9, 2008, we entered into a business services agreement to provide discrete business services to Arizona Reproductive Medicine Specialists, based in Phoenix, Arizona. Under the terms of this 25-year agreement, our service fees were initially comprised of a fixed percentage of the fertility practice’s net revenues. We also had the exclusive option, which we exercised on April 1, 2009, at any point during the life of the contract to expand our service offerings into a complete range of business, marketing and financial services. After we exercised the option on April 1, 2009, our fees also included a fixed percentage of the fertility practice’s earnings.

On June 23, 2008, we announced that we entered into a new Affiliate services contract with the University of North Carolina (“UNC”) School of Medicine’s Department of Obstetrics and Gynecology in Chapel Hill, North Carolina. As an Affiliate, UNC School of Medicine’s Department of Obstetrics and Gynecology receives distribution rights to our consumer products and services. In addition, UNC School of Medicine’s Department of Obstetrics and Gynecology has the right to receive other products and services uniquely designed to support the business needs of successful, high-growth fertility centers.

On June 5, 2008, we announced the opening of a new vein clinic in Marietta, Georgia. This clinic was our fourth vein clinic in Georgia.

On April 29, 2008, we announced the opening of a new vein clinic in Alexandria, Virginia. This addition to our Vein Clinics Division provides focused vein care treatment solutions to the Washington, D.C. metropolitan area.

On April 24, 2008, we entered into a business service agreement to supply a complete range of business, marketing and facility services to Southeastern Fertility Centers, P.A., located in Mount Pleasant, South Carolina. Under the terms of this 25-year agreement, our service fees are comprised of reimbursed costs of services, a tiered percentage of revenues and an additional fixed percentage of the practice’s earnings. We also committed up to $600,000 to fund any necessary capital needs of the practice.

On April 1, 2008, we entered into an Affiliate services contract with OU Physicians Reproductive Health in Oklahoma City, Oklahoma. As a result of this agreement, OU Physicians Reproductive Health provides another opportunity for our Consumer Services Division to distribute its product offerings.

2007

On August 30, 2007, we entered into a business service agreement to supply a complete range of business, marketing and facility services to the Center for Reproductive Medicine in Orlando, Florida. The Center for Reproductive Medicine is a fertility practice comprised of four physicians. Under the terms of this 25-year agreement, our service fees are comprised of reimbursed costs of services, a tiered percentage of revenues and an additional fixed percentage of the Center for Reproductive Medicine’s earnings. We also committed up to $1.0 million to fund any necessary capital needs of the practice.

On August 8, 2007, we acquired all of the outstanding stock of VCA for a total cost of approximately $29 million in cash and common stock. The results of VCA are included in our financial statements from the date of the acquisition.

Also on August 8, 2007, we entered into an amended credit agreement with Bank of America, N.A. (“Bank of America”). The new term loan under the amended credit agreement is in the amount of $25 million (the proceeds of which were applied to repay our original term loan and finance, in part, the VCA transaction). Interest on the new term loan is, at our option, at the prime rate less up to 0.50% or at LIBOR plus 2.00% to 2.75%, depending upon the level of the ratio of consolidated debt to earnings before interest, taxes depreciation and amortization (“EBITDA”). The amended credit agreement also contains provisions for a revolving line of credit in the amount of $10 million. Interest on the revolving line of credit is at the prime rate less up to 0.50% or at LIBOR plus 1.5% to 2.5%, depending on the level of the ratio of consolidated debt to EBITDA.

Effective July 1, 2007, we expanded our fertility center Partner service arrangement with Shady Grove Fertility Reproductive Science Center, P.C. (“Shady Grove”) with the addition of the Fertility Center of the Greater Baltimore Medical Center (the “Center”) in Baltimore, Maryland, where we now provide a full range of business, marketing and financial services. Under the terms of this agreement, we purchased the assets of the Center from Greater Baltimore Medical Center and have committed additional resources to support further growth and development of the Center. Under the terms of this agreement, we are paid service fees comprised of reimbursed costs of services and a fixed percentage of revenues, plus an additional fixed amount of the Center’s earnings.

On March 19, 2007, we declared a 25% common stock split effected in the form of a common stock dividend for all holders of record as of April 13, 2007. As a result of this dividend, 1,628,907 new shares of common stock were issued on the payment date of May 4, 2007. No fractional shares were issued as all fractional amounts were rounded up to the next whole share. All weighted average shares outstanding and earnings per share calculations in this prospectus have been restated to reflect this common stock dividend.

2006

In December 2006, we determined that we no longer needed a valuation allowance related to deferred tax assets generated by net operating loss carry-forwards of prior years. As a result, we recorded a tax benefit of $821,000, which reduced our overall tax provision and increased net income by the same amount while adding $0.10 to earnings per share.

During October 2006, we provided notification that our financial statements for 2005 and the first two quarters of 2006 could not be relied on, and were restated due to an accounting error. The restatements consisted of non-cash adjustments to deferred tax and intangible balances and did not result in any changes to net income or earnings per share for any period. All periods affected by this error have been restated throughout this prospectus.

On May 22, 2006, we declared a 25% common stock split effected in the form of a common stock dividend for all holders of record as of June 7, 2006. As a result of this dividend, 1,291,368 new shares of common stock were issued on the payment date of June 21, 2006. No fractional shares were issued as all fractional amounts were rounded up to the next whole share. All weighted average shares outstanding and earnings per share calculations in this prospectus have been restated to reflect this common stock dividend.

Significant Accounting Policies and Use of Estimates

Our significant accounting policies are described in Note 3 of our consolidated financial statements included elsewhere in this prospectus.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, including our significant accounting policies, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for uncollectible accounts and contractual allowance reserves, contingencies and income taxes. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements. The most significant use of estimates and assumptions in the preparation of our consolidated financial statements relates to the determination of net revenues and accounts receivable and reserves for estimated refunds due to pregnancy losses in our Attain IVF Refund Program.

Contractual allowance and uncollectible reserve amounts are determined based on historical collection performance data and are reviewed and adjusted monthly as necessary. We make periodic estimates for pregnancy loss based upon Company specific data.

Results of Operations

The following table shows the percentage of net revenues represented by various expenses and other income items reflected in our statements of operations for the six months ended June 30, 2009 and 2008 and the years ended December 31, 2008, 2007 and 2006:

					Six Months Ended
	Year Ended December 31,				June 30,
	2008	2007(1)	2006		2009	2008
					(unaudited)

Revenues, net:
Fertility Centers	70.1%	80.1%	89.6%		67.9%	71.1%
Consumer Services	9.6%	10.5%	10.4%		9.4%	9.1%
Vein Clinics	20.3%	9.4%	N/A		22.7%	19.8%

Total revenues	100.0%	100.0%	100.0%		100.0%	100.0%
Costs of services incurred:
Fertility Centers	65.0%	73.5%	82.9%		62.5%	66.1%
Consumer Services	7.2%	8.1%	7.5%		7.0%	6.6%
Vein Clinics	18.9%	8.8%	N/A		20.9%	18.7%

Total costs of services incurred	91.1%	90.4%	90.4%		90.4%	91.4%
Contribution:
Fertility Centers	5.1%	6.6%	6.7%		5.4%	5.0%
Consumer Services	2.4%	2.4%	2.9%		2.4%	2.5%
Vein Clinics	1.4%	0.6%	N/A		1.8%	1.1%

Total contribution	8.9%	9.6%	9.6%		9.6%	8.6%
General and administrative expenses	5.4%	7.0%	7.5%		6.0%	5.3%
Interest income	(0.2)%	(0.8)%	(0.9)%		(0.1)%	(0.3)%
Interest expense	0.8%	0.7%	0.6%		0.5%	0.9%

Total other expenses	6.0%	6.9%	7.2%		6.4%	5.9%
Income from operations before income taxes	2.9%	2.7%	2.4%		3.2%	2.7%
Income tax provision	1.1%	0.9%	0.2	%(2)	1.3%	1.1%

Net income	1.8%	1.8%	2.2	%(2)	1.9%	1.6%

(1)	Our Vein Clinics Division began operations on August 8, 2007 with our purchase of VCA.

(2)	In December 2006, we determined that we no longer needed a valuation allowance related to deferred tax assets generated by net operating loss carry-forwards of prior years. As a result, we recorded a tax benefit of $821,000 for the year ended December 31, 2006.

Revenues

For the six months ended June 30, 2009, total revenues of $108.5 million increased approximately $13.1 million, or 14%, from the same period in 2008. Approximately $5.8 million of this increase was generated by our Vein Clinics Division, $5.8 million from our Fertility Centers Division and $1.5 million from our Consumer Services Division. The two new vein clinics opened during the first quarter of 2009 accounted for $1.1 million of our Vein Clinics Division’s increase, with the remaining $4.7 million generated by legacy clinics.

For the year ended December 31, 2008, total revenues of $197.4 million increased approximately $46.2 million, or 30.6%, from the year ended December 31, 2007. We experienced year-over-year organic revenue increases in both of our fertility business segments. Our Fertility Centers Division revenues increased as a result of growth within our existing medical practices, as well as the addition of two new Partner arrangements and the full year of results of a Partner added in the third quarter of 2007. Expansion continued in our Consumer Services Division, driven by the continued expansion of our Attain IVF Refund Program. In addition to growth in our two fertility segments, our performance for the year ended December 31, 2008 included full year results from our Vein Clinics Division which was purchased on August 8, 2007.

For the year ended December 31, 2007, total revenues of $151.2 million increased approximately $25.3 million, or 20.1%, from the year ended December 31, 2006. Our Fertility Centers Division revenues increased as a result of growth within the underlying medical practices, the addition of one new Partner arrangement and the expansion of the Shady Grove contract. Expansion continued in our Consumer Services Division, driven by the growth of our Attain IVF Refund Program. In addition to growth within our two fertility segments, on August 8, 2007, we acquired VCA. VCA, which we believe has the single largest network of vein care providers in the United States, became our third operating segment and contributed $14.3 million to our 2007 revenues.

A segment-by-segment discussion is presented below.

Fertility Centers Segment

In providing clinical care to patients, each of our Partner fertility centers generates patient revenues which we do not report in our financial statements. Although we do not consolidate the Partner fertility center practice financials with our own, these financials do directly affect our revenues.

The components of our revenues from each of the Partner fertility centers are:

•	A base service fee calculated as a percentage of patient revenues as reported by the Partner fertility center (this percentage generally varies from 6% down to 3% depending on the level of patient revenues);

•	Cost of services equal to reimbursement for the expenses which we advanced to the Partner fertility center during the month (representing substantially all of the expenses incurred by the center); and

•	Our additional fees which represent our share of the net income of the Partner fertility center (which varies from 10% to 20% or a fixed amount depending on the underlying center, subject to limits in some circumstances).

In addition to these revenues generated from our fertility centers, we often receive miscellaneous other revenues related to providing services to medical practices. From the total of our revenues, we subtract the annual amortization of our business service rights under most agreements, which are the rights to provide business services to each of the centers.

During the first six months of 2009, Fertility Centers Division revenues increased by $5.8 million, or 9%, relative to the same period in the prior year. This increase was the result of a 5.0% rise in same-center revenues as well as $2.5 million of revenues from the addition of two new Partner contracts in April and July 2008. These increases are net of the reduction in business at one of our top fertility centers in the Midwest as a result of termination of a contract with one of the center’s third-party payors, as well as a slight moderation in demand that we believe is attributable to the prolonged recession. Contribution from this facility in 2008 was approximately $2.3 million and this third-party payor represented approximately 20% of this contribution.

Fertility Centers Division revenues in the year ended December 31, 2008 increased by $17.4 million, or 14.3%, from the year ended December 31, 2007. This compares to an increase of $8.3 million, or 7.4%, for the year ended December 31, 2007 versus the year ended December 31, 2006. During 2008 and 2007, growth was largely attributable to same center year-over-year growth in our network of underlying medical practices. Influencing this growth is our focus on increasing patient revenues through effective multi-faceted marketing programs, as well as our continued focus on expense management, which drives operational efficiency and higher contribution margins. Revenues for the year ended December 31, 2008 also benefited from:

•	the inclusion of a new fertility Partner in Mount Pleasant, South Carolina, which contributed $3.5 million to our net revenues from its addition in April 2008 through December 31, 2008;

•	full year results from our Orlando, Florida Partner added in September 2007; and

•	the full year impact from the expansion of Shady Grove into the Baltimore, Maryland market in July 2007.

In July 2008, we also entered into a 25-year contract with Arizona Reproductive Medicine Specialists, based in Phoenix, Arizona. Under the terms of this agreement, we phased in the implementation of our full suite of Partner services over time. Under this arrangement, our fees were originally calculated as a fixed percentage of the center’s revenues with an option to expand into our standard three-tiered fee structure, in line with expanded Partner services, based upon the center meeting certain performance targets. We exercised this option on April 1, 2009.

The table below illustrates the components of the Fertility Centers Division revenues in relation to the Partner fertility center practice financials for the six months ended June 30, 2009 and 2008 and the years ended December 31, 2008, 2007 and 2006 (in thousands):

				Six Months Ended
	Year Ended December 31,			June 30,
	2008	2007	2006	2009	2008

Partner Fertility Center Financials
(a) Patient revenues	$192,380	$168,653	$152,632	$99,887	$92,264
(b) Cost of services	125,156	109,132	102,625	66,287	61,504
(c) Base service fee	8,798	7,791	7,170	4,686	4,237

(d) Practice contribution (a-b-c)	58,426	51,730	42,837	28,914	26,523
(e) Physician compensation	52,863	46,678	38,577	25,718	23,898
(f) IntegraMed additional fee	5,563	5,052	4,260	3,196	2,625
IntegraMed Financials
(g) IntegraMed gross revenues (b+c+f)	139,517	121,975	114,055	74,169	68,366
(h) Amortization of business service rights	(1,300)	(1,343)	(1,495)	(648)	(648)
(i) Other revenues(1)	223	446	207	53	79

(j) IntegraMed fertility services revenues (g+h+i)	$138,440	$121,078	$112,767	$73,574	$67,797

(1)	Other revenues includes administrative fees we receive from ARTIC, the captive insurance company, fees from Arizona Reproductive Medicine Specialists as well as other miscellaneous fees.

The following summarized quarterly data for the six months ended June 30, 2009 and the years ended December 31, 2008, 2007 and 2006 is presented for additional analysis and demonstration of the slight seasonality of our Fertility Centers Division. New patients visits are an indicator of initial patient interest in fertility treatment and IVF cases completed are an indicator of billable charges. IVF cases completed in the fourth quarter of each year are typically lower, as many patients do not wish to undergo the IVF procedure during the year end holidays. Contributing to the lower number of IVF cases completed are voluntary laboratory closures at year end at several of our labs in order to undergo normal maintenance (in thousands, except new patient visits and IVF cases completed).

	Revenues, Net				Contribution
	2009	2008	2007	2006	2009	2008	2007	2006

First quarter	$36,284	$32,746	$29,092	$27,497	$2,642	$2,304	$2,315	$2,059
Second quarter	37,290	35,051	29,728	28,648	3,057	2,570	2,526	2,031
Third quarter	N/A	36,505	31,046	28,256	N/A	2,743	2,714	2,174
Fourth quarter	N/A	34,138	31,212	28,366	N/A	2,599	2,464	2,146

Total year	$73,574	$138,440	$121,078	$112,767	$5,699	$10,216	$10,019	$8,410

	New Patient Visits				IVF Cases Completed
	2009	2008	2007	2006	2009	2008	2007	2006

First quarter	6,979	6,765	5,917	5,303	3,643	3,141	3,038	2,433
Second quarter	7,089	7,093	5,867	5,452	3,547	3,314	3,088	2,630
Third quarter	N/A	7,186	5,930	5,578	N/A	3,474	3,069	2,750
Fourth quarter	N/A	7,173	6,279	5,400	N/A	3,219	2,971	2,652

Total year	14,068	28,217	23,993	21,733	7,190	13,148	12,166	10,465

Consumer Services Segment

Revenues from our Consumer Services Division increased by 18.5%, or $1.5 million, for the six months ended June 30, 2009 versus the same period in the prior year. Attain IVF Refund Program revenues accounted for approximately 94% of the division’s revenues during the first six months of 2009, up from approximately 93% for the same period in 2008. Patients enrolled in our Attain IVF Refund Program pay us an up-front fee (deposit) in return for up to six treatment cycles (consisting of three fresh IVF cycles and three frozen embryo transfers). Any non-refundable portion of these fees is recognized as revenues based on the relative fair value of each treatment cycle completed relative to the total fair value of the contracted treatment package available to the patient. The refundable portion of the program contract amount is recognized as revenue when the patient becomes pregnant. At the time of pregnancy, we establish a reserve for future medical costs should the patient miscarry and require additional contracted treatment cycles. The two main factors that impact Attain IVF Refund Program financial performance are:

•	the number of patients enrolled and receiving treatment, and

•	clinical pregnancy rates.

During the second quarter of 2009, the loss of a primary third-party lender that provided financing programs for Attain IVF patients and a general tightening of credit standards and higher interest rates caused a decline in new patient enrollments that adversely affected the program.

Our Affiliate Program generated revenues of $625,000 during the first half of 2009, up slightly from $587,000 for the prior year period. This increase in revenues is attributable to pricing adjustments for the program’s services. Although our Affiliate Program produces revenues on a stand alone basis, the primary value of the Affiliate Program is to serve as a distribution channel for our Attain IVF programs and as an introduction to our services for medical practices that may become full fertility Partners. As of June 30, 2009, this network was comprised of 23 independent fertility centers, one more than the year earlier period.

Pharmaceutical revenues for the six months ended June 30, 2009 were $16,000 down from $68,000 for the same period in the prior year. Our pharmaceutical revenues are comprised of marketing support fees we earn based upon underlying product margin as reported by a third-party pharmaceutical distributor. Over the past several years we have seen flat or declining revenues due to pharmaceutical cost increases which the distributor has been unable to pass on to the consumer as a result of competitive pressures. We view these pricing and margin developments as longer-term structural elements within the pharmaceutical market and do not expect significant improvement during 2009. As such we did not renew our contract with the third-party distributor when it expired on June 30, 2009 and we anticipate no further revenues from this source during the last half of 2009 and beyond.

For the year ended December 31, 2008, revenues of $17.6 million from our Attain IVF Refund Program represented approximately 92.6% of our Consumer Services Division revenues. This compares to revenues of $14.4 million, or slightly over 91.1%, of Consumer Services Division revenues in 2007. Revenue growth in our Attain IVF Refund Program of $3.2 million, or 22.2%, in 2008 compared to 2007 was the result of enrolling more patients into the program and increasing patient throughput by maintaining high pregnancy success rates. Similarly, Attain IVF Refund Program revenue growth of $2.9 million, or 25.2%, in 2007 versus 2006 was also attributable to expanded enrollments relative to the earlier year, coupled with high pregnancy rates. From the beginning of 2005 through the end of 2008, while pregnancy success rates have either been maintained or increased, enrollments in our Attain IVF Refund Program grew at a compound annual rate of 32.8%. Because the patients in our Attain IVF Refund Program prepay for their suite of services, and a significant portion of the fees received by us are not recognized until the patient achieves pregnancy, our Attain IVF Refund Program deposits and deferred revenue balance continues to grow each year the number of enrolled patients grows.

Our Affiliate Program generated revenues of $1.2 million for the year ended December 31, 2008, which is approximately unchanged from the years ended December 31, 2007 and 2006. During 2008, four independent fertility centers joined our Affiliate Program and two left in Partner related transactions for a net increase of two centers. For the year ended December 31, 2007, our Affiliate Program had a net reduction of one center as one practice moved to our Partner Program.

Pharmaceutical revenues of $200,000 for the year ended December 31, 2008 were approximately equal to pharmaceutical revenues for the year ended December 31, 2007, and down from $400,000 in 2006 due to the pharmaceutical cost increases discussed above.

The following summarized Consumer Services Division quarterly data for the six months ended June 30, 2009 and the years ended December 31, 2008, 2007 and 2006 is presented for additional analysis and demonstration of the fluctuations of enrollments and pregnancies in our Attain IVF Refund Program (in thousands, except enrollments and pregnancies).

	Revenues, Net				Contribution
	2009	2008	2007	2006	2009	2008	2007	2006

First quarter	$5,225	$4,024	$3,084	$2,904	$1,512	$1,066	$603	$635
Second quarter	5,004	4,611	4,059	2,991	1,161	1,254	1,007	1,132
Third quarter	N/A	5,152	4,365	3,379	N/A	1,145	982	950
Fourth quarter	N/A	5,226	4,296	3,777	N/A	1,217	887	922

Total year	$10,229	$19,013	$15,804	$13,051	$2,673	$4,682	$3,479	$3,639

	Enrollments				Pregnancies
	2009	2008	2007	2006	2009	2008	2007	2006

First quarter	253	212	250	159	219	167	114	111
Second quarter	239	280	241	194	203	189	167	113
Third quarter	N/A	307	247	227	N/A	217	173	134
Fourth quarter	N/A	250	222	207	N/A	205	183	150

Total year	492	1,049	960	787	422	778	637	508

Vein Clinics Segment

Revenues in this segment are generated from direct billings to patients or their insurer for vein disease treatment services and these revenues are consolidated directly into our financials.

Revenues for the six months ended June 30, 2009 were $24.7 million, up 30.5%, or $5.8 million from the comparable period in 2008. During the first six months of 2009, we opened new vein clinic locations in Cincinnati and Cleveland, marking our entry into the State of Ohio and these two markets. These additional clinics brought our total number of vein clinics to 34, or three new clinics since the end of the second quarter of 2008. These three clinics accounted for $1.1 million of the growth in revenues for the six months ended June 30, 2009, with the remaining $4.7 million generated by legacy clinics.

Revenues for the year ended December 31, 2008 were approximately $40.0 million versus partial year revenues of $14.3 million in 2007. Revenues for the year ended December 31, 2007 represent operating results only since VCA was purchased on August 8, 2007.

We continue to target the opening of two additional new vein clinics in locations across the United States during the remainder of 2009, however this pace could be affected by challenges in physician recruitment. To address this issue we have assembled a physician recruitment task force to develop a strategy and plan to raise the profile of the vein care career opportunity to high-quality physicians across the United States.

New consultations, which are an indication of patient interest in vein care treatment, rose 43% for the first six months of 2009 versus the year earlier period. First leg starts, which signify the beginning of a billable treatment cycle, rose 32% for the first six months of 2009 versus the year earlier period. We have included the results of VCA in our financial statements since the date of its acquisition on August 8, 2007. Vein Clinics Division quarterly data for the six months ended June 30, 2009 and the years ended December 31, 2008 and 2007 appear below (in thousands, except first leg starts).

	Revenues, Net			Contribution			First Leg Starts
	2009	2008	2007	2009	2008	2007	2009	2008	2007

First quarter	$10,846	$8,842	N/A	$754	$322	N/A	1,574	1,208	N/A
Second quarter	13,821	10,062	N/A	1,282	713	N/A	2,086	1,572	N/A
Third quarter	N/A	10,360	$4,580	N/A	892	$542	N/A	1,500	1,266	(1)
Fourth quarter	N/A	10,686	9,704	N/A	724	438	N/A	1,187	1,127

Total year	$24,667	$39,950	$14,284	$2,036	$2,651	$980	3,660	5,467	2,393

(1)	Includes the period from July 1, 2007 through August 7, 2007, which is prior to the VCA acquisition.

Our Vein Clinics Division managed 34 clinics as of June 30, 2009, 32 clinics as of December 31, 2008 and 28 clinics as of December 31, 2007.

Contribution

For the first six months of 2009, contribution increased from $8.2 million in the comparable period for 2008 to $10.4 million in the 2009 period, or an increase of 26%, driven by growth in all three of our business segments.

For the year ended December 31, 2008, total contribution of $17.5 million was up approximately $3.1 million, or 21.2%, from the year ended December 31, 2007. Increased contribution in our Fertility Centers Division in 2008 was the result of increased profitability in our platform of existing centers as well as the addition of contract acquisition related results. The continued growth of our Attain IVF Refund Program and full year results from our Vein Clinics Division were also major contributors to the improvement.

For the year ended December 31, 2007, contribution growth was $2.4 million, or 20.2%, versus the year ended December 31, 2006. The increase in contribution in 2007, versus 2006, was fueled mainly by organic growth in our Fertility Centers Division coupled with partial year results from our Vein Clinics Division acquired in August 2007. Contribution results for our Consumer Services Division in 2007 were essentially even with 2006, as growth in our Attain IVF Refund Program was offset by declining fees from pharmaceutical sales.

A segment-by-segment discussion is presented below.

Fertility Centers Segment

Fertility Centers Division contribution for the first six months of 2009 rose $800,000, or 17%, from the prior year period based on a 9% rise in revenues. During the first six months of 2009, $300,000 of contribution was attributable to our new Partners and $600,000 was attributable to our legacy centers, which were offset slightly by a $100,000 rise in division administrative overhead. The rise in contribution, along with improved operating margins, are the result of division wide cost control measures implemented early in 2009.

Fertility Centers Division contribution of $10.2 million for the year ended December 31, 2008 increased approximately $200,000, or 2.0%, from prior year levels. Although this segment experienced revenue growth of 14.3% in 2008, versus the prior year, margin growth was tempered by additional division level infrastructure investments. These investments, which totaled $1.2 million during 2008, were designed to support continuing growth and new contract acquisitions within this segment.

Fertility Centers Division contribution for 2007 increased approximately $1.6 million, or 19.1%, from 2006. This increase was primarily attributable to the continued revenue and margin growth of our existing fertility centers, and entry into new fertility markets in Baltimore, Maryland and Orlando, Florida. Contribution growth rates for our existing Partners averaged 14.9% in 2007, versus the prior year. The new markets entered into during the second half of 2007 generated contribution of more than $400,000 during that year.

Consumer Services Segment

Contribution from our Consumer Services Division for the six months ended June 30, 2009 was $2.7 million versus $2.3 million in the year earlier period. This increase is the result of a 10% increase in pregnancies from our Attain IVF Refund Program during the first six months of 2009 versus the same period in 2008, coupled with a 5% increase in pregnancy success rates during the same period.

Contribution from our Consumer Services Division grew by $1.2 million to $4.7 million for the year ended December 31, 2008 versus a contribution of $3.5 million in the year ended December 31, 2007. This growth was driven by our Attain IVF Refund Program in which the two key profitability metrics, the number of patients receiving treatment and pregnancy success rates, showed year-over-year improvement in 2008 versus 2007.

Contribution from both our Affiliate and pharmaceutical programs in 2008 were on par with results in 2007. Although our Affiliate Program grew by a net of two fertility centers during 2008, the underlying value of this program is to serve as a distribution channel for our Attain IVF programs, as well as a source of future Partner fertility centers. Also, the market for pharmaceutical products in which we participate has been subject to external pricing pressures which have restricted revenues and profitability.

For the year ended December 31, 2007, contribution of $3.5 million from our Consumer Services Division was down slightly from the $3.6 million earned in the prior year. While enrollments in our Attain IVF Refund Program grew in 2007 versus 2006, pregnancy rates during 2007 were at the low end of our expected range and impacted the amount of revenues recognized as we record the bulk of our revenues at the time of pregnancy.

In 2007, contribution from our pharmaceutical line was down $400,000, or 71.3%, from 2006 due to the previously mentioned unfavorable pricing and reimbursement environment.

Vein Clinics Segment

For the first six months of 2009, Vein Clinics Division contribution of $2.0 million, or 8.3% of Vein Clinics Division revenues, compared to contribution of $1.0 million, or 5.5% of Vein Clinics Division revenues, for the first six months of 2008. The improved performance for the six-month period is largely attributable to the additional operational and marketing infrastructure put in place during 2008. This infrastructure allowed the division to conduct ongoing direct-to-consumer marketing initiatives and provided the resources necessary to service the resulting increase in patient flow.

For the year ended December 31, 2008, contribution from our Vein Clinics Division of $2.7 million was up $1.7 million from 2007. Year versus year comparisons for this segment are not directly comparable as 2007 results only include contribution generated since we acquired this segment in August 2007.

General and Administrative Expenses

General and administrative expenses are comprised of salaries and benefits, administrative, regulatory compliance and operational support costs defined as our Shared Services group, which are not specifically related to individual center or clinic operations or other product offerings.

General and administrative expenses totaled $6.6 million for the first six months of 2009, an increase from the $5.1 million recorded in the same period of the prior year. The increased general and administrative expenses in the six-month period is attributable to higher service and infrastructure activities designed to provide operational support to our three growing business segments. We measure our performance in part by relating general and administrative expenses to operating contribution. For the six months ended June 30, 2009, general and administrative expenses were 63.1% of contribution compared to a ratio of 62.0% for the six months ended June 30, 2008.

General and administrative expenses totaled $10.7 million in 2008, $10.5 million in 2007 and $9.4 million in 2006. For the year ended December 31, 2008, general and administrative expenses were 60.7% of contribution which compares favorably to ratios of 72.7% and 77.8% in 2007 and 2006, respectively. We continue to actively manage general and administrative expenses in an effort to leverage our Shared Services group and extract economies of scale as those opportunities arise.

Interest

Net interest expense was $423,000 for the first six months of 2009 as compared to net interest expense of $576,000 for the first six months of 2008. The reduction in net interest expense for the six-month period is the result of scheduled debt repayments which reduced our outstanding loan balances coupled with lower market interest rates on certain portions of the remaining balances.

Net interest expense for the year ended December 31, 2008 totaled $1.2 million, compared to net interest income of $100,000 for the year ended December 31, 2007, and net interest income of $400,000 for the year ended December 31, 2006. The change in net interest income/expense for the three years ended December 31, 2008 is primarily the result of utilizing cash on hand and additional borrowings as the principal means of financing our acquisition of VCA in August 2007. This acquisition used approximately $14 million of cash from our balance sheet in addition to $17 million of new borrowings.

Coupled with this cash outlay is a reduction in the general level of interest rates as well as a slow-down in various credit markets which has resulted in restrictions on the interest income we are able to earn on our cash balances. Subject to interest rate fluctuations, we anticipate interest expense to decrease gradually in the coming quarters as scheduled debt repayments reduce our outstanding principal balances.

Interest income of $400,000 for the year ended December 31, 2008 was below that of the prior year by $900,000, or a reduction of 69.5%, primarily as a result of lower market interest rates and conditions in the credit markets which limited investment opportunities. Interest expense of $1.6 million for the year ended December 31, 2008 exceeded that of the prior year by $400,000, or 37.5%, primarily due to interest charges on new borrowings done in August 2007, associated with the VCA acquisition.

For the year ended December 31, 2007, interest income increased $200,000, or 17.1%, from the year ended December 31, 2006, as a result of earnings on idle cash balances during the first seven months of 2007. Interest expense of $1.1 million for the year ended December 31, 2007 increased by $400,000 from the year ended December 31, 2006 as a result of mid-year borrowings associated with the VCA acquisition.

Income Tax Provision

Our provision for income tax was approximately $1.4 million for the six months ended June 30, 2009, or 40.5% of pre-tax income. This compared to $1.0 million, or 40.3% of pre-tax income, for the six months ended June 30, 2008. Our effective tax rates for 2009 and 2008 reflect provisions for both current and deferred federal and state income taxes. The effective tax rates for the six months ended June 30, 2009 and 2008 include additional interest for tax exposure items. We expect the effective tax rate to approximate 40% for the full year ending December 31, 2009.

Our provision for income tax was approximately $2.2 million, $1.4 million and $300,000 for the three years ended December 31, 2008, 2007 and 2006, respectively, or 39.0%, 34.2% and 8.6% of pre-tax income, respectively. Our effective tax rates for all periods reflect provisions for both federal and state income taxes. The low effective tax rate of 8.6% for the year ended December 31, 2006 was mainly due to an $821,000 tax benefit related to the elimination of the valuation allowance on deferred tax assets. The lower effective tax rate of 34.2% for the year ended December 31, 2007 was mainly due to benefits received from tax-exempt interest income.

Effective January 1, 2007, we adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN No. 48”), “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting and disclosure for uncertainty in income taxes. The adoption of FIN No. 48 did not have a material impact on our financial statements. As of June 30, 2009, our total gross unrecognized tax benefits were approximately $271,000 and our total unrecognized tax benefits, net of federal effect, were approximately $191,000, all of which would impact our effective tax rate if recognized. Interest on unrecognized tax benefits as of June 30, 2009 was approximately $39,000. We do not anticipate that any of our net unrecognized tax benefits will become recognized over the next year due to expirations in the statute of limitations.

We file income tax returns in the U.S. federal jurisdiction and various states. For federal income tax purposes, our 2007 and 2008 tax years remain open for examination by the tax authorities under the normal three year statute of limitations. A federal income tax examination for tax years through 2006 was completed during 2008 resulting in no adjustment to our income tax liability. For state tax purposes, our 2004 through 2008 tax years remain open for examination.

Off-Balance Sheet Arrangements

FASB Interpretation No. 46 (revised 2003) (“FIN No. 46R”), “Consolidation of Variable Interest Entities” addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. For all periods subsequent to August 8, 2007, as a result of our acquisition of VCA, we have controlling financial interests in individual vein clinics where we are the primary beneficiary and obligor of their financial results. As such, we have consolidated these vein clinic operations in our financial statements in accordance with the provisions of FIN No. 46R. Because we do not have a controlling financial interest in individual fertility centers and we are not the primary beneficiary or obligor of their financial results, we do not consolidate the results of the fertility centers in our accounts. Also, since we do not have a controlling interest in the captive insurance company, and we are not the primary beneficiary or obligor of the captive insurance company’s financial results, we do not consolidate the results of the captive insurance company in our accounts.

Liquidity and Capital Resources

As of June 30, 2009, we had approximately $31.5 million in cash and cash equivalents on hand as compared to $28.3 million as of December 31, 2008. We had a working capital deficit of approximately $5.3 million as of June 30, 2009, versus a working capital deficit of $4.0 million as of December 31, 2008. This decrease in working capital from December 31, 2008 levels was primarily due to fixed asset purchases of $3.7 million and scheduled debt payments of $1.9 million during the first six months of 2009, net of operating cash flows.

Attain IVF Refund Program patient deposits and other patient deposits, which are reflected as a current liability, represent funds received from patients in advance of treatment cycles and are an indication of future Consumer Services Division revenues. These deposits totaled approximately $13.0 million and $13.9 million as of June 30, 2009 and December 31, 2008, respectively. The decrease in deposits is a direct result of increased patient treatments, and the realization of the associated revenue, during the first six months of 2009. These deposits are a significant source of cash flow and represent interest-free financing for us.

As of both June 30, 2009 and December 31, 2008, we did not have any significant contractual commitments for the acquisition of fixed assets or construction of leasehold improvements. However, we anticipate capital expenditures of approximately $5.7 million in 2009, of which $3.6 million was incurred during the first six months of 2009. These expenditures are primarily related to medical equipment, information system infrastructure and leasehold improvements.

We believe that working capital, specifically cash and cash equivalents, remains at adequate levels to fund our operations and our commitments for fixed asset acquisitions. We also believe that the cash flows from our operations plus our available revolving line of credit will be sufficient to provide for our future liquidity needs over the next 12 months.

In August 2007, as part of our acquisition of VCA, we entered into a new financing arrangement with Bank of America and secured a $25 million five-year variable interest rate term loan. Our previous term loan of $7.7 million was paid off in its entirety as part of entering into our new financing arrangement. After deducting the previous loan amount, interest and fees, our net funding from Bank of America was $17.0 million. In order to mitigate the interest rate risk associated with this term loan, we also entered into an interest rate swap agreement on 50% of the principal amount. This swap transaction acts as an effective hedge fixing the interest rate on half of our term loan at 5.39% plus the applicable margin for the life of the loan. Other features of this credit facility include a $10 million five-year revolving line of credit.

Each component of our amended credit facility bears interest by reference, at our option, to Bank of America’s prime rate minus a margin or to LIBOR plus a margin. The margin is dependent upon a leverage test, ranging from 2.00% to 2.75% in the case of LIBOR-based term loans and 0.00% to 0.50% in the case of prime-based term loans. Interest on the revolving line of credit is at the prime rate less up to 0.50% or at LIBOR plus 1.50% to 2.50%, depending on a leverage test. Interest on the prime-based loans became payable quarterly beginning on November 8, 2007 and interest on LIBOR-based loans is payable on the last day of each applicable interest period. As of June 30, 2009 and December 31, 2008, interest on the term loan was payable at a rate of approximately 2.57% and 2.71%, respectively. Unused amounts under the revolving line of credit bear a commitment fee of 0.25% and are payable quarterly.

Availability of borrowings under the revolving line of credit is based on eligible accounts receivable, as defined in the amended credit facility. As of both June 30, 2009 and December 31, 2008, under the revolving line of credit, the full amount of $10.0 million was available, of which $7.5 million was outstanding.

Our amended credit facility with Bank of America is collateralized by substantially all of our assets. As of both June 30, 2009 and December 31, 2008, we were in full compliance with all applicable debt covenants under our amended credit facility. We also continuously review our credit agreements and may renew, revise or enter into new agreements from time to time as deemed necessary.

Significant Contractual Obligations and Other Commercial Commitments

The following summarizes our contractual obligations and other commercial commitments at December 31, 2008, and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
		Less Than			After
	Total	1 Year	1 — 3 Years	4 — 5 Years	5 Years
	(in thousands)

Notes payable	$22,418	$3,768	$18,650	$—	$—
Line of credit outstanding	7,500	7,500	—	—	—
Capital lease obligations	301	83	218	—	—
Interest on debt	2,972	1,067	1,905	—	—
Operating leases	60,353	4,708	17,793	15,425	22,427
Fertility Partners capital and other obligations	5,747	5,747	—	—	—

Total contractual cash obligations	$99,291	$22,873	$38,556	$15,425	$22,427

	Amount of Commitment Expiration Per Period
		Less Than			After
	Total	1 Year	1 — 3 Years	4 — 5 Years	5 Years
	(in thousands)

Unused lines of credit	$2,500	$—	$2,500	$—	$—

We also have commitments to provide working capital financing to member centers in our Fertility Centers Division that are not included in the above table. A significant portion of these commitments relate to our transactions with the medical practices themselves. Our responsibilities to the these medical practices are to provide financing for their accounts receivable and to hold patient deposits on their behalf, as well as undistributed physician earnings. Disbursements to the medical practices generally occur monthly. The medical practice’s repayment hierarchy consists of the following:

•	We provide a cash credit to the practice for billings to patients and insurance companies;

•	We reduce the cash credit for center expenses that we have incurred on behalf of the practice;

•	We reduce the cash credit for the base portion of our service fee which relates to the Partner revenues;

•	We reduce the cash credit for the variable portion of our service fee which relates to the Partner earnings; and

•	We disburse to the medical practice the remaining cash amount which represents the physician’s undistributed earnings.

We are also responsible for the collection of the Partner accounts receivables. We continuously fund these needs from our cash flows from operations, the collection of prior months’ receivables and deposits from patients in advance of treatment. If delays in repayment are incurred, which have not as yet been encountered, we could draw on our existing revolving line of credit. We also make payments on behalf of the Partner for which we are reimbursed in the short-term. Other than these payments, as a general course, we do not make other advances to the medical practices. We have no other funding commitments to the Partner centers.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business our interest income and expense items are sensitive to changes in the general level of interest rates. During the third quarter of 2007 we entered into an interest rate swap agreement designed to hedge 50% of our $25 million variable interest rate term loan maturing in 2012. As a result of this swap transaction we have partially shielded ourselves from a portion of the interest rate risks associated with that portion of the term loan, as the swap transaction essentially converts that portion of the term loan to a fixed rate instrument at 5.39% plus the applicable margin. We are currently subject to interest rate risks associated with the remaining 50% of our term loan, as well as our short term investments and certain advances to our fertility centers, all of which are tied to either short term interest rates, LIBOR or the prime rate. As of both December 31, 2008 and June 30, 2009, a 1% change in interest rates would have impacted our pre-tax income by approximately $100,000 annually.

Recently Issued Accounting Pronouncements

Please see Note 3 (under the subheading “Recently Issued Accounting Pronouncements”) of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion on recently issued accounting pronouncements.

BUSINESS

We manage highly specialized outpatient centers in emerging, technology-based, niche medical markets. Currently, we are a leading manager of fertility centers and vein clinics in the United States. We provide services and products through our three operating divisions (Fertility Centers, Consumer Services and Vein Clinics) and shared support services for providers through our corporate offices. We provide our fertility centers and vein clinics with administrative services such as finance, accounting, human resources, risk management, legal and purchasing support; marketing and sales support; internet marketing and website support; access to integrated information systems; in some instances, non-physician practitioners; and access to capital for financing clinic operations and expansion.

Fertility Centers Division

Our Fertility Centers Division provides business and management services to a network of 11 contracted fertility centers in our Partner Program, serving 13 metropolitan markets across the United States. We believe these 11 Partner centers are the largest managed network of fertility centers in the United States, with 63 locations and 97 physicians and PhD scientists, accounting for approximately 14% of the total in vitro fertilization (“IVF”) procedures performed in the United States in 2007, which is the latest period for which third-party data are available. The division supports fertility centers’ operations and growth by providing access to information systems such as our proprietary ARTworks electronic medical records software as well as medical equipment and facilities, non-physician personnel and marketing and financial support services. All fertility Partners have full access to our Attain IVF programs, which are described below. We do not employ or control the physicians who provide or direct the treatment of patients.

Our fertility centers offer a range of diagnostic and fertility treatment options to patients. The fertility centers’ physicians perform diagnostic tests on both women and men to determine the cause of infertility and each fertility center has an endocrine and andrology laboratory on site in order to perform and expedite infertility analyses. Once the cause of infertility is identified, several treatment options are offered to patients, including IVF treatment, frozen embryo transfer, intrauterine insemination and minimally invasive surgery to correct anatomical reproductive problems. All of our fertility centers have on-site IVF laboratories in order to maintain the integrity of the IVF processes. Fertility centers are typically staffed by six to seven physicians, a scientist, embryologists, nurses, support staff and ultrasound technicians.

Insurance and managed care payors, depending on the plan under which a patient is covered, reimburse certain services that our Partners provide, such as diagnostic testing, surgeries and, in certain circumstances, fertility treatments. However, the charges for assisted reproduction technology (“ART”) services our Partners primarily provide are often paid directly by patients, including through programs such as our Attain IVF programs. Several states mandate offering certain benefits of varying degrees for ART services. For example, in Massachusetts, Rhode Island, Maryland and Illinois, the mandate requires coverage for many, but not necessarily all, ART services provided by our Partners. Approximately 50.3% of our Partner centers’ payments were derived from third-party payors for the first six months of 2009, all of which was provided by private payors. Contractual arrangements with third-party payors typically are for a term of one year, may be terminated by either party upon 90 days’ notice any time after the initial one-year term and contain automatic annual renewal provisions. Contractual arrangements with third-party payors also typically include payment terms and schedules of rates, although those payment terms and schedules of rates are subject to renegotiation after the initial term of the contract. During the first six months of 2009, in accordance with the terms of our contractual arrangements with them, third-party payors paid approximately 51.2% of the charges billed to them by our Partner Centers. We are unaware of efforts to expand mandated coverage to additional states. If in the future mandates are enacted by additional states, we expect the impact on our Partner fertility centers to be neutral to positive, as such mandates would likely increase the market for fertility center services, but at payment rates that are lower than the amounts typically paid directly by patients.

When establishing a Partner relationship, we typically acquire the assets of a fertility center, enter into a long-term comprehensive business service agreement with the center and assume most administrative and financial functions of the center. The acquisition of a Partner agreement generally obligates us to pay a fixed sum for the exclusive right to service the fertility center. These agreements are typically for terms of 10 to 25 years and contain automatic renewal provisions. Some of these agreements also contain provisions that allow the Partner fertility center to terminate the agreement, upon 12 months’ prior notice, at any time after five years from the agreement’s effective date. Partners typically have obligations upon termination in certain circumstances, such as purchasing the assets used in operating the fertility center and making payments based on recent revenues. Partners also agree to promote their practices by, among other things, participating in marketing programs we develop for them. Typically, the fertility center contracting with us is a professional corporation in which the key physicians are the shareholders. Generally, no shareholder of a Partner fertility center may assign his or her interest in the Partner fertility center without our written consent.

We require each professional corporation operating in our Partner fertility centers to enter into employment agreements with all key physicians at that center. These employment agreements typically have five-year terms and contain provisions prohibiting the key physicians from practicing reproductive endocrinology, infertility medicine or assisted reproductive technology in competition with us, within a specified area, for the term of the agreement and for 12 to 24 months thereafter. Although it is unclear whether these non-competition provisions would be enforceable if challenged, we have not experienced significant competition from physicians who formerly practiced at our Partner centers. We also usually enter into a personal responsibility agreement directly with each physician shareholder of the practice. The personal responsibility agreement obligates a physician shareholder to repay us a proportionate amount of the exclusive right to service fee payment received by that physician shareholder if he or she leaves the practice sooner than five years after the payment.

Under all 11 current Partner agreements, as compensation for our services we receive a three-part fee comprised of: a tiered percentage of net revenues, generally between 3% and 6%; reimbursed costs of services (costs incurred in providing services to a fertility center and any costs paid on behalf of the fertility center); and either a fixed amount or a percentage of the center’s earnings, which currently ranges from 10% to 20%, but may be subject to limits.

Our Fertility Centers Division also supports a Council of Physicians and Scientists (the “Council”) for leading fertility providers, which we established 14 years ago. The Council is comprised mostly of representatives from our fertility network and brings together leaders in reproductive medicine and embryology with the goal of promoting a high quality clinical environment throughout our fertility center network. The Council meets regularly and conducts bi-monthly teleconferences on topics related to improving infertility diagnosis, treatment and success rates. Additionally, the Council helps to establish the principles of our culture of safety. We believe our centers follow the Practice and Ethics Guidelines for clinical practice set forth by the American Society for Reproductive Medicine. We have also achieved accreditation from the American Association for Ambulatory Healthcare and the College of American Pathologists, which demonstrates our commitment to compliance with nationally recognized standards for laboratory services, patient safety and quality patient care.

We assisted in the organization of, and obtained a minority equity interest in, an offshore captive insurance company called Assisted Reproductive Technology Insurance Company (“ARTIC”), which is designed to moderate the cost of malpractice insurance to members of our fertility network. Most of the equity of ARTIC is owned by various physician practices that are members of our fertility network, and we have no future obligations to provide additional funding to ARTIC. On January 1, 2005, ARTIC began providing malpractice insurance coverage to the majority of physicians within our Partner fertility network.

Consumer Services Division

Our Consumer Services Division offers a family of programs, including our Attain IVF Refund Program and our recently introduced Attain IVF Multi-Cycle Program, collectively referred to as our Attain IVF programs, which are designed to help patients attain their goal of starting a family. We offer our Attain IVF programs directly to fertility patients, including patients of our Partner centers and patients of the division’s contracted network of independent medical providers under its Affiliate Program.

Our Affiliate Program allows fertility centers to pay fees to receive selected management services we provide to our Partners, such as internet marketing and access to the Council. We also provide our Affiliates with access to our Attain IVF programs. Historically, we provided services to our Affiliates on an exclusive basis in the area in which the Affiliate operates, but Affiliates’ access to our Attain IVF programs is generally subject to achievement of certain benchmarks, including with respect to Attain IVF Refund Program enrollments; however, in July 2009 we began allowing access to our Attain IVF programs on a non-exclusive basis in new markets. As of September 30, 2009, we had contracted with 25 Affiliate fertility centers. During 2007, our Affiliate fertility centers collectively provided 8% of the total IVF procedures in the United States. Our Consumer Services Division does not provide, nor is it responsible for providing, medical services or treatments to patients.

Our Consumer Services Division re-launched its Shared Risk Refund Program under the name “Attain IVF” in late 2008. This re-branding was done to reflect advantages offered by the program beyond its packaged pricing features and to position the program in a leadership role among smaller, similar programs offered by other providers.

Beginning in July 2009, we began referring to this program as our Attain IVF Refund Program to differentiate it from our Attain IVF Multi-Cycle Program. As described in more detail below, our Attain IVF Refund Program is an offer of packaged pricing for a set of fertility treatments with a refund, equal to 70% of the contract amount for patients using their own eggs, if treatment does not result in a baby. Under circumstances where a patient uses donor eggs, 100% of the contract amount is refunded if treatment does not result in a baby. For the six months ended June 30, 2009, approximately 20% of the patients in our Attain IVF Refund Program used donor eggs.

Patients enrolling in our Attain IVF programs can select from various treatment and financing options which are designed to appeal to patients at different stages of their reproductive lives and with different financial needs and resources. The average cost of one fresh IVF cycle as of August 2009 was approximately $12,000 according to Marketdata Enterprises, Inc. According to our estimates, the average cost of a frozen embryo transfer is approximately $3,000. The Attain IVF Refund Program allows medically cleared patients to pay an up-front deposit of approximately twice the average cost of a fresh IVF cycle in return for up to six treatment cycles (consisting of three fresh IVF cycles and three frozen embryo transfers) with a refund if treatment does not result in a baby. The refund is equal to 70% of the contract amount for patients using their own eggs and 100% of the contract amount if the patient uses donor eggs. The Attain IVF Multi-Cycle Program allows all patients, including those who are not medically cleared for our Attain IVF Refund Program, to pay a single fee, which is slightly less than the average cost of two fresh IVF cycles, in return for up to four treatment cycles (consisting of two fresh IVF cycles and two frozen embryo transfers). Our Attain IVF Multi-Cycle Program offers a refund ranging from 10% to 85% of the contract amount depending on where in the process either we or the patient elects to terminate the program, as long as termination is prior to a second fresh IVF cycle. The fertility treatment cycles are provided to patients by fertility centers with which we contract for participation in the program. The benefits of our Attain IVF programs to our fertility centers include: allowing for patients to commit to multiple fertility treatments which improves treatment volume and revenues; insulating the centers from refund risk; managing cash and administrative details associated with our Attain IVF programs; and enabling physicians to maintain a traditional fee for service arrangement without the appearance of conflicts of interest that otherwise might arise from self administering a refund program. The benefits of our Attain IVF programs to patients include: improved success rates associated with multiple fertility treatment cycles; increased financial certainty relating to the cost of the fertility treatment process; and, in the case of our Attain IVF Refund Program, a significant financial refund should the treatments be unsuccessful.

Our Attain IVF programs serve as patient recruitment and case management vehicles where the patient contracts with us to provide the program services described below. We bind our Partners and Affiliates to abide by the terms of the program through participation agreements that support our packaged pricing. These programs are designed to make the fertility treatment process easier for patients by providing a continuum of services over an extended period, if necessary. Our Attain IVF programs achieve this objective by offering the following services:

•	Patient recruitment via internet web portals and search engines, in-clinic educational materials, in-clinic contact with fertility specialists and on-line contact with patient service specialists;

•	Educating patients as to the benefits of various treatment options offered by our network of contracted medical providers which have been tailored to appeal to patients at various stages of their reproductive lives and with various medical conditions;

•	Explaining the financial costs and patient responsibilities of the various treatment options;

•	Educating patients as to the various financing options offered by our Attain IVF programs and referring them to sources of third-party financing when requested;

•	Coordinating an initial medical assessment required for entry into our Attain IVF programs;

•	Arranging treatment with an Affiliate or a Partner center for all treatment cycles used by the patient; and

•	Providing on-going case management, treatment plan monitoring and evaluation services.

We receive payment directly from patients who participate in our Attain IVF programs. By contract, 30% of the Attain IVF Refund Program contract amount is non-refundable (for the non-donor egg option) and is recognized ratably (on a fair value basis) as revenues over the course of the patient’s treatment cycles. If the patient achieves pregnancy prior to the completion of the last available treatment cycle, then the remaining unamortized portion of the non-refundable fee is immediately recognized as income. The remaining 70% of revenues are recorded upon the patient becoming pregnant and achieving a fetal heartbeat. For the donor egg option, for which 100% of the contract amount is refundable, all revenues are recorded upon the patient becoming pregnant and achieving a fetal heartbeat. We are able to record income at the time of pregnancy for our Attain IVF Refund Program, as we have substantially completed our fertility obligation to the patient and we can accurately estimate the amount of expenses or refunds that will become due if there is a pregnancy loss. We are able to make these estimates for pregnancy loss based upon reliable Company specific data with respect to the large homogeneous population we have served for more than seven years. Expenses prior to pregnancy related to the program are recorded as incurred. All of the amounts shown on the balance sheets in our consolidated financial statements included elsewhere in this prospectus as Attain IVF Refund Program deferred revenues and other patient deposits consist of unrecognized program enrollment/service fees and potentially refundable contract amounts for enrolled patients who have not had a successful pregnancy outcome and deposits received from patients who have not yet commenced treatment under the program.

Due to the characteristics of our Attain IVF programs, we pay for a patient’s treatment costs in excess of their contract amount should the initial treatment cycles be unsuccessful. In order to moderate and manage the likelihood that we will need to pay for these treatment costs, we have developed a sophisticated statistical model and case management program in which Attain IVF Refund Program patients are pre-approved prior to enrollment in the program. We also continuously review patients’ clinical criteria as they undergo treatment. If, while undergoing treatment, a patient’s clinical response falls outside our criteria for participation in Attain IVF programs, we have the right to remove that individual from the program, with an applicable refund to the patient. To date, our case management process has been effective in managing the risks associated with our Attain IVF Refund Program within expected limits. A patient has the right to withdraw from our Attain IVF Refund Program at any time and will be issued an applicable refund.

Vein Clinics Division

Our Vein Clinics Division was formed on August 8, 2007, with the purchase of Vein Clinics of America, Inc. (“VCA”), a company that had been in business since 1981. Our Vein Clinics Division provides business and management services to a network of 34 vein clinics located in 13 states. We believe our vein clinics network is the largest single network of vein care providers in the United States. These clinics provide specialized treatment for patients suffering from vein diseases and other vein disorders, such as varicose veins, spider veins and venous ulcers.

We offer vein clinics services and support, including training for physicians, clinical and financial information systems, revenue cycle management, yield management, sales and marketing services, group purchasing, non-physician personnel, facilities, site selection and development and other operational functions to support the clinic. The division supports vein clinics’ operations and growth by providing access to information systems such as our proprietary Virtual Physician Assistant (“VPA”) information system, which is an end-to-end patient and clinic operating system that provides decision support and revenue cycle functions. A typical vein clinic averages 2,400 square feet and is located in an affluent, growing community. Each clinic has a standardized operational structure composed of a phlebologist, nurse, ultrasound technologist, office manager and assistant. Medical services or treatments are provided to vein clinic patients by physicians who are employed by professional corporations, whose financial condition, results of operations and cash flows are consolidated with our consolidated financial statements.

Our Vein Clinics Division’s philosophy of patient care is based on complete disease management, from initial screening to treatment to follow up. Our vein clinics view each step in this process as critical to the patient’s successful outcome. Our clinics currently use Endovenous Laser Treatment (“ELT”) as well as sclerotherapy to treat varicose and spider veins. Our vein clinics use extensive and sophisticated ultrasound mapping prior to treatment, which we believe results in a more effective treatment plan. Rigorous post-treatment follow up is meant to identify any residual or emerging issues so that they can be quickly managed before the disease worsens.

Our Vein Clinics Division depends upon third-party payors, including governmental and private insurance programs, to pay for most treatments provided to patients. For the first six months of 2009,

56% of payments received by our Vein Clinics Division were from managed care programs, 20% were from commercial insurers, 14% were from Medicare and 10% were directly from patients.

The private third-party payors providing reimbursement to our vein clinics include standard indemnity insurance programs as well as managed care programs, such as preferred provider organizations and health maintenance organizations. These third-party payors provide reimbursement to our vein clinics at negotiated rates, which approximate 50% of the billed charges, for medically necessary treatments. Most ELT treatments for varicose veins and venous leg ulcers provided at our vein clinics are reimbursed by third-party payors. However, third-party payors generally do not cover sclerotherapy or treatments they determine are not medically necessary, such as the cosmetic treatment of spider veins. In some cases, third-party payors require prior authorization of varicose vein treatment to provide reimbursement. Contractual arrangements with third-party payors typically are for a term of one year, may be terminated by either party upon 60 to 90 days’ notice after the initial term and contain automatic annual renewal provisions. Contractual arrangements with third-party payors also typically include payment terms and schedules of rates that are subject to change by the third-party payor upon as little as 30 days’ notice. Payments from Medicare are paid in accordance with a set fee schedule and are subject to change or review by governmental authorities.

Once our Vein Clinics Division has facilitated a vein clinic’s establishment, we enter into a contract with the professional corporation operating in our clinic. Unlike our Partner fertility centers, the physicians who are employed at our vein clinics typically do not have an ownership interest in the medical practice. A “friendly physician” model is often used for ownership, pursuant to which we are the primary beneficiary and obligor of the vein clinic’s operations; however, we also own and operate vein clinics through subsidiaries in two states where we are not prohibited from doing so under applicable corporate practice of medicine laws. Under the terms of our contracts with the vein clinics, we have sole and exclusive responsibility to manage the non-medical operations of the practice and the physicians have sole responsibility for the medical and clinical aspects of the practice. Our contracts with the vein clinics provide that we are responsible for the leasing of space, obtaining all equipment and services needed, providing all billing and collections functions, arranging for and supervising all non-physician personnel and providing services so they can market their own practices. In exchange for our services, our contracts with the vein clinics provide that the vein clinics pay us a fee equal to 150% of our expenses of operating and managing the vein clinics. These fees have historically exceeded the operating margin generated by any particular vein clinic prior to payment of the management fee. Accordingly, each vein clinic only pays the portion of the management fee that is equal to the amount of revenue generated by the clinic annually up to the 150% amount. As a result, our vein clinics do not generate any net profits at year end. Our contracts with the vein clinics are typically for 25 years with renewal rights. In the event of early termination, any accrued obligations remain outstanding until satisfied. We also have the right at any time to cause the “friendly physician” to transfer his or her ownership in a vein clinic to another physician designated by us.

We require each professional corporation operating in our vein clinics to enter into an employment agreement with the physician practicing at that clinic. The employment agreement typically has a term of one year and automatically renews for additional one-year periods unless terminated by either party. The physician generally is required to pay the clinic either $75,000 or $50,000 if the agreement is terminated prior to three years from the physician’s first employment with the clinic, with the amount due depending on the time of termination. This requirement helps defray the training expenses we incur when we assist the physician in establishing a practice. The physician also usually covenants not to compete with the clinic or provide medical services in the treatment of varicose veins or other venous diseases, within a specified area, during the agreement’s term and for two years thereafter. Although it is unclear whether these non-competition provisions would be enforceable if challenged, we have not experienced significant competition from physicians who formerly practiced at our vein clinics.

Since our acquisition of VCA in August 2007, we have made significant investments in this division’s infrastructure, which have been designed to allow us to open new clinics at a more rapid and sustained pace utilizing a replicable model. These investments include:

•	Physician recruiting and training. The business model for our Vein Clinics Division depends on being able to identify, recruit and train new physicians to staff new clinics. We have invested in additional professional personnel as well as other recruiting and training assets to support scaled growth in the future.

•	Regional management. We have established a regional management infrastructure to manage the day-to-day operations of the expanding Vein Clinics Division clinical network and anticipate continued investment in regional management talent as our clinic base expands.

•	Revenue cycle management. Over the past several years, the market for vein care has undergone a shift from private out of pocket payment by patients to an environment where most treatment is covered by insurance. This shift has caused us to make heavy investments in physician credentialing, working capital and improved billing and collections personnel, systems and procedures. These investments will continue as the business grows.

•	New clinic development. With our planned roll-out of new clinic openings, we are making investments in personnel and procedures for identifying opportunities and opening new clinics in existing and new markets.

•	Marketing and sales. We have established more formal, direct-to-consumer and physician referral marketing programs.

Shared Services Group

Through our Shared Services group, we provide the following support to our Fertility Centers, Consumer Services and Vein Clinics Divisions:

•	Administrative Services. Our Shared Services group provides our contracted fertility centers and vein clinics with administrative services, including: accounting and financial services, such as accounts payable, payroll and financial reporting; human resources administration; legal services; risk management; insurance; information systems and services; and strategic planning.

•	Access to Capital. We believe we provide our Partner fertility centers and vein clinics with a competitive advantage through access to capital for funding accounts receivable, expansion and growth. We provide our Partner fertility centers and vein clinics with efficient access to capital which allows them to obtain current technologies, equipment and facilities that enable them to provide a full spectrum of services to effectively compete for patients. For example, we have built new clinical facilities housing state-of-the-art fertility laboratories for several Partners, which enable them to expand their offerings to include a number of services that they had previously outsourced, and have acquired state-of-the-art ultrasound and laser technology for our vein clinics. We believe this access to capital helps us to recruit Partner practices.

•	Integrated Information Systems. Using our established base of treatment providers, we are continuously developing integrated information systems to collect and analyze clinical, patient, financial and marketing data, which we believe allow us to more effectively control expenses and improve cash collections at our Partner fertility centers and vein clinics. Our proprietary ARTworks clinical software provides electronic medical records, treatment plan and success rate research capabilities, decision support functionality and clinical risk management services, which we believe makes our physicians more efficient and improves quality of care. We provide our vein clinics access to our proprietary VPA information system, which is an end-to-end patient and clinic operating system that provides decision support and revenue cycle functions.

•	Human Resources. Our Shared Services group provides our contracted fertility centers and vein clinics with human resources services, including: policies and procedures; arranging for comprehensive benefits and managing the implementation of those benefits; wage and hour administration; performance reviews; job descriptions; and overall human capital management.

Our Industries

Reproductive Medicine

Reproductive medicine encompasses the medical discipline that focuses on male and female reproductive systems and processes. According to a recent industry estimate, approximately 10% of U.S. couples have trouble conceiving. There are many reasons why couples have difficulty conceiving, and accurate identification of a specific cause of infertility can be time consuming, expensive and requires access to specialized diagnostic and treatment services. Reproductive endocrinologists are specialized physicians who perform these more sophisticated medical and surgical fertility diagnoses and treatments. Reproductive endocrinologists generally have completed a minimum of four years of residency training in obstetrics and gynecology and have at least two years of additional training in an approved subspecialty fellowship program. There are approximately 1,400 practicing reproductive endocrinologists offering fertility services across 480 fertility centers in the United States. According to Marketdata Enterprises, Inc., expenditures relating to fertility services in the U.S. market were estimated at approximately $4 billion for 2008. The fertility services market is highly fragmented among providers in each major local market as well as on a national basis.

Fertility services include diagnostic tests performed on both the female and male. Depending on the results of the diagnostic tests performed, treatment options may include, among others, fertility drug therapy, artificial insemination and fertility surgeries to correct anatomical problems. Procedures that require gametes (sperm and eggs) to be handled in vitro (outside the body) are classified as ART services. Current types of ART services include IVF, frozen embryo transfers, donor egg programs as well as other more specialized treatments. IVF treatments are the most frequently employed form of ART, with 103,367 fresh IVF cycles performed in the United States in 2007. Current techniques used in connection with IVF services include intracytoplasmic sperm injection, assisted hatching, cryopreservation of embryos, pre-implantation genetic diagnosis and blastocyst culture and transfer.

Although demand for advanced reproductive medicine and treatment is highly correlated with larger demographic trends, we believe the market will continue to grow in the future for the following reasons:

•	The quality of treatment is improving, increasing pregnancy success rates;

•	Improvements in embryo culture media and implantation rates are leading to the capability of reducing high order multiple births, which is one of the greatest risk factors in this industry;

•	With improving pregnancy rates, the cost of treatment is decreasing thereby making these services more affordable;

•	Demand for reproductive medical services is increasing through greater public awareness and acceptance of these treatments; and

•	Couples are delaying child birth until later in life. In 2006, approximately one out of every 12 first births was to a woman age 35 or older, compared with one out of every 100 first births in 1970, according to the U.S. Centers for Disease Control and Prevention.

While fertility market growth has moderated recently, in line with a demographic trough of couples of family-bearing age, we believe that we are well positioned to increase our share of the fertility market due to the following factors:

•	The benefits arising from consolidation, including the economies of scale that can be realized by leveraging a corporate infrastructure like ours to minimize general and administrative expenses as a percentage of fertility center revenues;

•	The need for greater efficiencies to offset rising costs and decreases in revenue growth;

•	The barriers to establishing new fertility centers, including the capital-intensive nature of acquiring and maintaining state-of-the-art medical equipment, laboratory and clinical facilities and the need to develop and maintain specialized information systems to meet the demands of patients and third-party payors;

•	The need for support services like those we provide to address the need for seven-days-a-week service to respond to patient demands and to optimize the outcomes of patient treatments;

•	The increased need for marketing services like those we provide to address increasing competition among medical providers specializing in fertility treatment; and

•	Our track record of growing contracted fertility center Partners two to three times faster than fertility centers that are not a part of our network, based on the number of fresh IVF cycles performed.

Vein Disease

Phlebology is the medical specialty concerned with the treatment of vein diseases. Common vein diseases and their symptoms can take many forms, including:

•	Varicose veins — which are caused when small valves designed to allow blood to flow in only one direction fail or leak. This causes blood to flow backwards under the force of gravity and pool inside the vein;

•	Spider veins — which are very small varicose veins. They are thin, threadlike veins that lie close to the skin’s surface and are commonly red or purple in appearance. Spider veins can be hormonally induced and are often associated with pregnancy and menstruation;

•	Venous Leg Ulcers — which are non-healing open wounds that are caused by venous pump failure. It usually occurs near the inside of the ankle, but can be found anywhere below the knee. It can occur with or without visible varicose veins;

•	Klippel-Trenaunay Syndrome — which is a rare, congenital disorder in which patients usually have one hypertrophied leg, a port wine stain and large varicose veins on the lateral aspect of the leg; and

•	Restless Leg Syndrome — which may occur when valves fail, causing blood to reflux, or flow backwards, causing it to pool and stagnate in the veins, leading to aching, throbbing, cramping and fatigue in the legs.

Although there are both surgical as well as minimally invasive treatment protocols for vein disease, we specialize in minimally invasive care. Conventional vein care treatment under both protocols usually begins with an ultrasound assisted mapping to determine the extent of the disease, generally followed by a surgical or minimally invasive treatment protocol. Historically, the most common surgical treatment has been a procedure referred to as vein stripping, which is the surgical removal of surface veins. Vein stripping is generally done as an outpatient procedure and is performed while the patient is under general anesthesia. Vein stripping may leave scarring and require an extended recovery time. More recent minimally invasive treatments include ELT and sclerotherapy, which are the treatments offered by our clinics. ELT is a laser treatment which does not involve hospitalization, general surgery or the potential for significant scarring that is associated with vein stripping. With ELT, after local anesthesia is administered, a small optical fiber is inserted through a needle into the varicose vein under ultrasound guidance. The laser is activated and, as the optic fiber is removed from the vein, it heats and closes the vein. Once the vein is closed, the blood that was circulating through the vein is naturally rerouted to other healthy veins. Over time, the varicose vein is absorbed by the body. Sclerotherapy involves injecting abnormal veins with a solution called a sclerosant. This immediately shrinks the vein and causes it to dissolve over a period of weeks, allowing the body to naturally redirect the blood flow to healthy veins. A typical sclerotherapy treatment may last for 15 to 20 minutes and consists of multiple microinjections.

Various demographic trends are contributing to the growth in demand for vein care. Annual expenditures related to vein care in the United States are approximately $2 billion and are projected to grow 12% per year through 2010, according to our estimates. The U.S. Food and Drug Administration’s approval of lasers for thermal ablation of veins and subsequent establishment of an American Medical Association Current Procedural Terminology code for reimbursement by the Centers for Medicare and Medicaid Services has opened this market to rapid growth and development over the last several years. We also believe that the market for vein care will continue to grow in the future as awareness of minimally invasive treatment protocols grows among people with vein disease and as additional third-party payors recognize the medical necessity of treating vein disease. We believe that approximately 25 million people are currently affected by vein disease in the United States, but only approximately one million receive treatment for such vein disease.

We believe numerous market conditions in this industry produce business opportunities for us, including:

•	The level of specialized skills required for comprehensive patient treatment;

•	Favorable sociological trends including a growing demographic wave from an aging population;

•	The need to develop and maintain specialized management information systems to meet the increasing demands of patient billing and third-party payors;

•	The current fragmented nature of the market, which is comprised of numerous smaller, independent providers, allowing the opportunity for market consolidation;

•	New laser and medical technologies that make access to treatment less painful and disfiguring, coupled with insurance company reimbursement for these new technologies;

•	The large number of people affected by vein disease in the United States in relation to the relatively low percentage of people who actually receive treatment for such vein disease; and

•	Our experience recruiting and training physicians in treating varicose veins and the ability to produce opportunities we believe are financially attractive to physicians practicing in other areas, such as general practice or emergency medicine.

Our Strategy

Make Selective Contract Acquisitions of Partner Fertility Centers

The U.S. market for fertility services is highly fragmented and we believe that it is ripe for consolidation. Recruitment into our Partner Program has traditionally focused on fertility centers that first participate as Affiliates serviced by our Consumer Services Division; as such, we had an established pipeline of 25 fertility centers as of September 30, 2009. Affiliate practices have the opportunity to become familiar with the offerings we provide and our commitment to customer service, which allows the Affiliate practices to see our value proposition first hand. We, in turn, have a chance to assess a practice’s commitment to growth and utilization of our services without making a significant up-front financial commitment. In addition to recruiting from Affiliate centers, we have a development staff that targets leading physician groups with established practices in selected metropolitan markets. These candidates are then evaluated against our contract acquisition criteria, which includes factors such as size of practice, physician reputation and the physicians’ growth-oriented outlook. We believe that our competitors’ ability to compete with us for contract acquisitions is currently limited due to our experience acquiring Partner center contracts, our position as the manager of what we believe is the largest network of fertility centers in the United States and our developed infrastructure and experience in delivering valuable services to support fertility center operations.

Expand our Network of Affiliate Fertility Centers

As of September 30, 2009, we had Affiliates in 24 metropolitan markets and intend to expand our network of Affiliate fertility centers to other metropolitan markets across the United States. We primarily focus our network development activities on metropolitan markets with populations in excess of 500,000. Because of the relatively low percentage of the population that seeks fertility treatment, a large population base is required to support a sophisticated fertility center. Our fertility centers are capable of drawing consumers from a large geographic area and, as such, our development staff is focused on the top 100 largest metropolitan markets, where we expect the highest demand for fertility centers to occur.

Develop De Novo Vein Clinics

We intend to develop new vein clinics in targeted markets. Our past experience suggests that the vein clinics business can generally support one clinic per one million population in metropolitan markets. Our new clinic development staff focuses on the following:

•	Developing new clinics in markets where we already have existing clinics that have not fully penetrated their market to take advantage of existing investments in regional management, managed care contracts, personnel and marketing capabilities;

•	Identifying attractive new markets in states that already have a vein clinic location and states contiguous to existing vein clinic locations to leverage regional management, personnel and other infrastructure assets; and

•	Identifying locations where we believe there are attractive demographics, reasonable media costs and a favorable reimbursement environment.

We believe our vein clinic model can be predictably and profitably replicated in new markets. Our ability to develop de novo vein clinics is demonstrated by the five new vein clinics we opened during 2008 and the new vein clinics we opened in Cincinnati and Cleveland, Ohio in 2009. We currently expect to open two additional vein clinics by the end of 2009 and accelerate and increase the number of de novo vein clinics opened in 2010, however this pace could be affected by challenges in physician recruitment. De novo vein clinics offer an attractive return on capital as they require relatively little capital investment, typically $300,000, and usually reach break-even in nine months or less after opening of the clinic.

Increase the Total Number of Patients Treated

We intend to work with our fertility centers and vein clinics to increase the total number of patients they treat. To achieve this objective we intend to:

•	Offer products and services to centers and clinics that help them attract patients, including access to state-of-the-art equipment, access to our Attain IVF programs and access to our clinical and information technology applications;

•	Enable fertility centers to enhance their ability to provide superior care through use of our proprietary ARTworks software, which provides electronic medical records, treatment plan and success rate research capabilities, decision support functionality and clinical risk management auditing services;

•	Enable vein clinics to enhance their ability to provide superior care through use of our proprietary VPA information system, which is an end-to-end patient and clinic operating system that provides decision support and revenue cycle functions;

•	Help our fertility centers and vein clinics drive additional patient volume through our sales and marketing efforts, including our direct-to-consumer advertising, internet marketing, physician referral development and providing marketing materials and programs to our fertility centers and vein clinics for their use; and

•	Convert initial potential patient contacts into patients treated at our centers and clinics. We believe we can accomplish this through the protocols we established for our call center professionals and contact follow up procedures our center and clinic staff employ to ensure patients attend their consultation and all scheduled treatments.

Increase Penetration of Our Attain IVF Programs

Currently, many third-party payors provide limited coverage for the diagnosis and treatment of infertility. Our Attain IVF programs, which are offered directly to patients, have been designed to offer attractive financial options to prospective patients. For the six months ended June 30, 2009, approximately 11.5% of self-pay patients in our Partner and Affiliate network utilized our Attain IVF Refund Program. We formally introduced our Attain IVF Multi-Cycle Program in July 2009. We believe that the penetration of our Attain IVF programs can be meaningfully increased by educating patients on the improved success rates associated with multiple treatment cycles and the packaged pricing features of our Attain IVF programs, which allow for multiple treatment cycles and, in the case of our Attain IVF Refund Program, a significant financial refund if the treatments are unsuccessful. We also believe we can increase overall market penetration of our Attain IVF programs by demonstrating to physicians at potential Affiliate and Partner practices the benefit of increased patient volume and retention that we believe result from offering our Attain IVF programs. We have demonstrated the ability to increase Attain IVF Refund Program penetration because certain of our fertility centers had Attain IVF Refund Program penetration rates in excess of 25% during the six months ended June 30, 2009.

Continue Improving Operating Efficiencies

We continuously seek opportunities to lower costs and realize operating efficiencies through the implementation of a centralized infrastructure focused on improved accounts receivable management, along with leveraging economies of scale in support functions such as procurement, finance, information technology, human resources, risk management and legal services. We expect to further leverage our corporate infrastructure as we expand our network of Partner fertility centers and vein clinics.

Sales and Marketing

The marketing departments for our Fertility Centers, Consumer Services and Vein Clinics Divisions specialize in the development of sophisticated marketing and sales programs that give contracted fertility centers and vein clinics access to business-building techniques designed to facilitate growth and development. Although we believe these marketing and sales efforts are often too expensive for many individual physician practices, affiliation with us provides access to greater marketing and sales capabilities than would otherwise be available. In addition, our Consumer Services Division is focused on direct-to-consumer marketing, which we believe represents a competitive advantage over non-affiliated fertility centers. Our marketing services focus on referral enhancement, relationships with local physicians, media and public relations.

We operate web portals that: allow visitors access to educational material concerning infertility and vein care issues; provide links to our fertility Partner and Affiliate practices; provide links to our vein clinics; allow prospective patients to request fertility and vein care appointments or follow up contact; and allow prospective patients to request information on our Attain IVF programs and apply for treatment financing.

Competition

Our business divisions operate in highly competitive areas. Our fertility centers compete with national, regional and local physician practice fertility centers, hospitals and university medical centers, some of which have programs that compete with our Attain IVF programs. Our fertility centers may also compete with fertility centers located outside of the United States, due to the self-pay nature of IVF treatment. Our vein clinics compete with other vein care clinic providers, dermatologist and surgical clinics that provide ELT and sclerotherapy as an ancillary offering, vascular surgeons and interventional radiologists. Barriers to entry in the vein care industry are low. We do not believe that we currently face significant competition providing managerial services to fertility centers and vein clinics. We believe that the fertility centers and vein clinics we work with are well positioned to compete in our markets based on the reputations of the physicians providing services at those centers and clinics; however, there can be no assurance that these centers and clinics will be able to compete effectively with existing providers in our markets or that new competitors will not enter into our markets. These existing and new competitors may have greater financial and other resources than we or our fertility centers or vein clinics do. See “Risk Factors — We face increased competition from existing providers, as well as new providers entering our markets.”

Health Care Regulation

The health care industry is highly regulated. Our ability to operate profitably will depend in part upon our ability, and the ability of our affiliated physicians and physician practice groups, to obtain and maintain all licenses and other approvals necessary to comply with applicable health care regulations. We believe that health care regulations will continue to change. Therefore, we monitor developments in health care law, and we are likely to be required to modify our operations from time to time as our business and the regulatory environment changes. Many aspects of our current and anticipated business operations have not been the subject of specific judicial or regulatory interpretation. A review of our business by courts or regulatory authorities may result in a determination that could adversely affect our operations. In addition, the health care regulatory environment may change in a way that restricts our operations. Future changes in health care regulation are difficult to predict and may constrain or require us to restructure our operations, which could negatively impact our business and operating results.

Physician Licensure Laws

The practice of medicine is subject to state licensure laws, regulations and approvals. We have established a system designed to ensure that the physicians at our fertility centers and vein clinics are appropriately licensed under applicable state law. If physicians at the centers or clinics fail to renew their licenses on an annual basis or fail to maintain an unrestricted license, our business, financial condition and results of operations may be negatively impacted.

Corporate Practice of Medicine

Some states have laws that prevent business entities like us from practicing medicine, employing physicians and other individuals licensed in the healing arts or other learned profession and exercising control over their decisions, also known, collectively, as the corporate practice of medicine. In some states these prohibitions are expressly stated in a statute or regulation, whereas in other states the prohibition is a matter of judicial or regulatory interpretation. Additionally, in those states which apply such prohibitions to individuals licensed in the healing arts or other learned profession, it is not clear whether physician assistants or nurse practitioners would be subject to such prohibitions.

In states that prohibit the corporate practice of medicine, we operate by maintaining long-term management contracts with affiliated medical practices, which are each owned and operated by physicians and which employ or contract with additional physicians. Under such an arrangement, the laws of most states focus on the extent to which the corporation exercises control over the physicians and on the ability of the physicians to use their own professional judgment as to diagnosis and treatment. We do not represent to the public that we offer medical services, and we do not exercise influence or control over the practice of medicine by physicians or by their affiliated medical practices. In each of these states, the affiliated fertility center or vein clinic is the sole employer of the physicians, and the affiliated fertility center or vein clinic retains the full authority to direct the medical, professional and ethical aspects of its medical practice. Our fertility centers and vein clinics are duly licensed or qualified as a medical practice or foreign corporation in the states where such license or qualification is required.

Corporate practice of medicine laws and their interpretations are continually evolving and may change in the future. Moreover, these laws and their interpretations are generally enforced by state courts and regulatory agencies that have broad discretion in their enforcement. Although we neither employ physicians nor provide medical services in those states that prohibit the corporate practice of medicine, a state court or enforcement agency may conclude that we are engaged in the corporate practice of medicine in those states where we employ nurse practitioners and physician assistants who work under the supervision of the physicians at our fertility centers and vein clinics or because we provide services to physicians in connection with their performance of professional medical services through our management contracts.

Although we have not received notification from any state regulatory or similar authority asserting that we are engaged in the corporate practice of medicine, to the extent any act or service to be performed by us is construed by a court or enforcement agency as constituting the practice of medicine in a particular jurisdiction, we cannot be sure that such court or enforcement agency would not construe our arrangements as violating that jurisdiction’s corporate practice of medicine doctrine. If such a claim were successful, we could be subject to civil and criminal penalties, could be required to restructure or terminate our applicable contractual arrangements and managed physicians could have restrictions imposed upon their licenses to practice medicine. Additionally, a physician shareholder of a managed practice might successfully avoid restrictions on the practice’s ability to operate independent of our management on the grounds that the managed practice’s management arrangement with us violates the state’s prohibition on the corporate practice of medicine. Such results or the inability of us or the managed practices to restructure our relationships to comply with such prohibitions could have an adverse effect on our business, financial condition and results of operations.

Fee Splitting

The laws of some states prohibit physicians from splitting with anyone, other than providers who are part of the same group practice, any professional fee, commission, rebate or other form of compensation for any services not actually and personally rendered. The precise language and judicial interpretation of fee-splitting prohibitions varies from state to state.

Courts in a number of states, including Illinois, have interpreted fee-splitting statutes as prohibiting all percentage of gross revenue and percentage of net profit management fee arrangements, despite the performance of legitimate management services. Our management agreement with our Partner fertility center in Illinois provides that we will be paid a base fee equal to a fixed percentage of the revenues of the fertility center that declines to zero to the extent the costs relating to the management of the fertility center increase as a percentage of total revenues. There is a substantial risk that the compensation arrangement, being based on a percentage of revenues, would not be upheld if challenged under Illinois law. To address this, our management agreement provides that if such compensation arrangement is found to be illegal, unenforceable, against public policy or forbidden by law, the management fee will be an annual fixed fee to be mutually agreed upon, not less than $1,000,000 per year, retroactive to the effective date of the agreement, resulting in a reduction of our management fee. In such event, there is likely to be a decrease in the management fees derived from this fertility center as a result of the new fee structure, as well as repayment of amounts paid in excess of the prior management fee.

Fee-splitting laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities that have broad discretion in their enforcement. For example, our Attain IVF Refund Program could be interpreted by one or more state regulators as a prohibited fee split to the extent that we retain a portion of the payments patients pay directly to us for their medical treatment by our fertility centers. There can be no assurance that these laws will be interpreted in a manner consistent with our practices or that other laws or regulations will not be enacted in the future that could have a material adverse effect on our business, financial condition and operating results. Penalties for violating fee-splitting statutes or regulations may include the medical license revocation, suspension, probation or other disciplinary action of the providers affiliated with our fertility centers or vein clinics who have been found to violate the fee-splitting statutes or regulations.

In addition, courts have refused to enforce contracts found to violate state fee-splitting prohibitions. To the extent any of our contractual arrangements are construed by a court or enforcement agency as violating a jurisdiction’s fee-splitting laws, there is a possibility that some provisions of our agreements may not be enforceable. For example, a physician shareholder of a managed practice might successfully avoid payment of a management fee on the grounds that the management arrangement violates the state’s fee-splitting prohibition. We also may be required to redesign or terminate our arrangements, including our Attain IVF programs, and our relationships with our fertility centers or vein clinics in order to bring their activities into compliance with such laws. The termination of, or our failure to, successfully restructure, any such relationship could have a material adverse affect on our business, financial condition and operating results. In particular, a forced restructuring of our management fee could have a material impact on us. In addition, expansion of our operations to new jurisdictions could require structural and organizational modifications of our relationships with our fertility centers in order to comply with additional statutes.

Further, although our management agreements with our vein clinics provide that each vein clinic pay us a fee equal to 150% of our expenses of operating and managing the vein clinic, these fees have historically exceeded the operating margin generated by any particular vein clinic prior to payment of the management fee. Accordingly, each vein clinic only pays the portion of the management fee that is equal to the amount of revenue generated by the clinic annually up to the 150% amount. As a result, our vein clinics do not generate any net profits at year end. In those states that have interpreted fee-splitting statutes as prohibiting a percentage of net revenue management fee arrangements where we have vein clinics, there is material risk that a regulator could recharacterize our management fee as 100% of net revenue in violation of such states’ fee-splitting statutes which would subject physicians affiliated with our vein clinics to disciplinary actions or civil penalties.

Courts in other states, including Maryland, where we have two vein clinics, have interpreted their fee-splitting statutes to prohibit non-physicians from receiving fees in connection with the management of a physician practice that do not bear a reasonable relationship to the services being rendered based on the fair market value of such services. A state regulator could conclude that 150% of our expenses does not bear a reasonable relationship to the services being rendered because none of our vein clinics generate sufficient revenues to pay the full management fee. If our management fee were to be challenged in a state such as Maryland, there is substantial risk that this compensation method would not be upheld, which could subject the providers who are affiliated with the vein clinics in Maryland to disciplinary action as well as civil penalties. We also have vein clinics in Wisconsin, Tennessee and Kansas which have a similar requirement that the management fee reflect the fair market value of the services being rendered and impose disciplinary actions, civil penalties and criminal penalties on the physicians who are affiliated with our vein clinics in those locations if such fee does not reflect the fair market value of the services being rendered.

Other state statutes only prohibit fee splitting in return for referrals or certain practice expansion or marketing activities. Although we provide technical assistance to help our fertility centers and vein clinics expand their practice and engage in marketing, such practice expansion or marketing activities are conducted by our fertility centers and vein clinics and not by us.

Federal and State Anti-Kickback Prohibitions

Various federal and state laws govern financial arrangements among health care providers. The federal anti-kickback law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or with the purpose to induce, the referral of Medicare, Medicaid or other federal health care program patients, or in return for, or with the purpose to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid or other federal health care programs. Similarly, many state laws prohibit the solicitation, payment or receipt of remuneration in return for, or to induce, the referral of patients to private as well as government programs in violation of these statutes.

Federal and state anti-kickback statutes are very broad and it is possible that a court could conclude that the marketing services we offer in exchange for a management fee based on a percentage of net profits constitutes a payment in violation of these statutes. Our fertility centers and vein clinics are also subject to these statutes, but we do not oversee and are not responsible for their compliance with these laws.

Violations of these anti-kickback laws may result in substantial civil or criminal penalties for individuals or entities. These laws may be enforced by the government or by private individual whistleblowers. If we or our fertility centers or vein clinics are found to have violated federal or state anti-kickback laws, our business, operations or financial condition could be adversely affected.

Physician Self-Referral Prohibitions

The federal physician self-referral statute, known as the “Stark” statute, prohibits a physician from making a referral for certain designated health services to any entity with which the physician has a financial relationship, unless there is an exception in the statute that allows the referral. The entity that receives a prohibited referral from a physician may not submit a bill to Medicare for that service. Federal courts have ruled that a violation of the Stark statute, as well as a violation of the federal anti-kickback law described above, can serve as the basis for a Federal False Claims Act suit. Many state laws prohibit physician referrals to entities with which the physician has a financial interest, or require that the physician provide the patient notice of the physician’s financial relationship before making the referral. Violation of the Stark statute and state laws prohibiting physician referrals can result in substantial civil penalties for both the referring physician and any entity that submits a claim for a health care service made pursuant to a prohibited referral. Although we have structured our arrangements with our fertility centers and vein clinics to comply with the Stark statute and state laws prohibiting certain physician referrals, because of the complexity of these laws, these laws could be interpreted in a manner inconsistent with our operations. In addition, our fertility centers and vein clinics are themselves subject to these laws, but we do not oversee and are not responsible for their compliance with these laws. Federal or state self-referral regulation could adversely impact our arrangements with certain customers, and our ability to market our services directly to physicians in a position to refer patients to our fertility centers and vein clinics.

False Claims

Under separate federal statutes, submission of false or fraudulent claims to government payors may lead to civil monetary penalties, criminal fines and imprisonment and/or exclusion from participation in the Medicare, Medicaid and other federally-funded health care programs. These false claims statutes include the Federal False Claims Act, which allows any person to bring suit alleging false or fraudulent Medicare or Medicaid claims or other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. In some jurisdictions, even claims that were accurately submitted for medically necessary health care services have been held by courts to be “false” where the provider was not in compliance with federal anti-kickback or Stark laws, or applicable Medicare regulations. These private actions have increased significantly in recent years and have increased the risk that we or our vein clinics will have to defend a false claims action, pay fines or be excluded from participation in the Medicare and/or Medicaid programs as a result of an investigation involving our fertility centers or vein clinics arising out of such an action.

Business of Insurance

Laws and regulatory approaches to insurance are state specific and vary widely from state to state. Although most states supply statutory definitions of “insurance,” these definitions are subject to disparate interpretation by state courts, attorney generals and regulators. Our Attain IVF programs have several characteristics that are present in an insurance contract. We view our Attain IVF programs as guaranties or warranties of our fertility centers’ performance; however, it is possible that an insurance regulator in a state where we conduct business could take the position that our Attain IVF programs are insurance and should be regulated as such by the state. If we are found to have engaged in the business of insurance without a license, we could be subject to criminal and civil penalties or be forced to comply with burdensome reserve requirements or restructure the programs.

Health Insurance Portability and Accountability Act of 1996

Health care providers, health care clearinghouses and operators of health plans (collectively, “covered entities”) are significantly affected by certain health information requirements contained in HIPAA. HIPAA and its implementing regulations established national standards for, among other things, certain electronic health care transactions, the use and disclosure of certain individually identifiable patient health information and the security of the electronic systems maintaining this information. These are commonly known as the HIPAA transaction and code set standards, privacy standards and security standards, respectively.

HIPAA allows covered entities to disclose protected health information to “business associates” if the covered entities obtain satisfactory assurances that the business associate will use the information only for the purposes for which it was engaged by the covered entity, will safeguard the information from misuse and will help the covered entity comply with some of the covered entity’s duties under HIPAA. We are a “business associate” under HIPAA because we perform services for or on behalf of covered entities, such as our fertility centers or vein clinics, that involve the use or disclosure of protected health information. We enter into business associate agreements with covered entities and are contractually obligated to comply with the requirements of those agreements.

The American Recovery and Reinvestment Act of 2009, specifically the portion known as the Health Information Technology for Economic and Clinical Health Act (the “HITECH Act”), expanded the scope and application of HIPAA, including, among other things, applying the security and certain privacy provisions of HIPAA directly to business associates. Application of these rules to business associates is a significant change. Previously, liability under HIPAA rested exclusively with the covered entity. Under the HITECH Act, the business associate now has responsibility and liability directly for a breach.

Beginning on February 17, 2010, certain administrative, physical and technical safeguards and policy, procedure, and documentation requirements of the security standards under HIPAA will apply to a business associate in the same manner that they apply to a covered entity. For example, breaches of the security of electronic health records may require disclosure to affected individuals, news media and the Secretary of the U.S. Department of Health and Human Services. Such requirements must be incorporated into the business associate agreement between the business associate and the covered entity.

Under the HITECH Act, business associates will face criminal and civil liabilities for failure to comply with HIPAA. Criminal penalties may be imposed against persons who obtain or disclose protected health information without authorization. In addition, a state’s attorney general can bring civil actions against a person on behalf of residents of the state that are adversely affected by violations of either HIPAA or the HITECH Act. The attorney general can either seek to enjoin further violations or obtain money damages on behalf of the residents harmed. The U.S. Department of Health and Human Services is also beginning to perform periodic audits of health care providers to ensure that required policies under the HITECH Act are in place. In addition, individuals harmed by violations will be able to recover a percentage of monetary penalties or a monetary settlement based upon methods established by the U.S. Department of Health and Human Services for this private recovery. HIPAA also authorizes the imposition of civil monetary penalties against entities that employ or enter into contracts with individuals or entities that have been excluded from participation in the Medicare or Medicaid programs, which means that we could be subject to penalties if our fertility centers, vein clinics or employees are excluded from participation in the Medicare or Medicaid programs. Any failure to comply with these laws could have an adverse impact on our business, operations or financial condition.

Antitrust Laws

In connection with the corporate practice of medicine laws referred to above, our fertility centers and vein clinics are organized as separate legal entities. As such, our fertility centers and vein clinics may be deemed to be persons separate from both us and each other under antitrust laws and, accordingly, subject to a wide range of laws that prohibit anti-competitive conduct among separate legal entities. There can be no assurance that a review of our business by courts or regulatory authorities would not have a material adverse effect on our operation or the operation of our fertility centers or vein clinics.

Future Legislation and Regulation

Health care providers are subject to federal, state and local laws and regulations, and sanctions imposed under or changes to such laws or regulations could adversely affect our operations or financial results. The federal fiscal year 2010 budget establishes a reserve fund of more than $630 billion over the next 10 years to finance fundamental reform of the United States’ health care system, in an effort to reduce costs and expand health care coverage. The fund will be paid for by a combination of tax revenue and reductions in Medicare and Medicaid spending.

In addition, the White House announced in July 2009 that it had reached agreement with leading hospital groups, including the American Hospital Association, to cut federal payments under Medicare and Medicaid by $155 billion over 10 years as part of a plan to offset a portion of the cost of a national health insurance and health reform proposal. Much of these savings are reported to be derived from across-the-board cuts in Medicare hospital payments, with at least $50 billion in the cuts linked directly to increases in the number of uninsured who would be provided coverage under the proposed national health insurance proposal.

There are currently numerous proposals on the federal and state levels for comprehensive reforms relating to health care that could affect payment and reimbursement for health care services in the United States. The U.S. Congress is considering legislation that could dramatically overhaul the health care system, including the possibility of a government health care plan. If national reform legislation is enacted, we may benefit from certain provisions thereof, and, conversely, may be adversely affected by other provisions. For example, because our Attain IVF programs are self-pay programs for patients that do not have insurance coverage for fertility treatments, health care reform that increases insurance coverage for fertility treatments could lead to a decrease in demand for our Attain IVF programs. We cannot predict whether any such reforms will ultimately be adopted or the impact that such reforms may have on the demand or payment for our services.

Employees

As of June 30, 2009, we had 1,301 employees. Of these, 1,055 were employed by our Fertility Centers Division, 14 by our Consumer Services Division, 194 by our Vein Clinics Division and 38 were employed at our corporate headquarters, including 8 who were executive management. Of the 1,301 employees, 135 were employed on a part-time basis and 95 were employed on a per diem basis. We are not a party to any collective bargaining agreement and we believe that our employee relationships are good.

Our Fertility Centers and Vein Clinics

For the years ended December 31, 2008, 2007 and 2006 and the six months ended June 30, 2009, the following contracted fertility centers each individually provided greater than 10% of our Fertility Centers Division revenues, net and/or contribution as follows:

	Percent of Revenues, Net				Percent of Contribution
	Six Months Ended	Year Ended			Six Months Ended	Year Ended
	June 30,	December 31,			June 30,	December 31,
	2009	2008	2007	2006	2009	2008	2007	2006

RSC of New England	7.1	7.2	9.0	10.7	9.1	9.1	11.0	12.2
Fertility Centers of Illinois, S.C. (“FCI”)	13.9	16.1	19.0	22.0	13.2	13.3	15.3	16.3
Shady Grove Fertility Reproductive Science Center, P.C. (“Shady Grove”)	18.3	17.9	21.2	22.7	16.7	16.1	20.3	19.0

Under all of our fertility Partner agreements, we receive as compensation for our services a three-part fee comprised of: a tiered percentage of the fertility center’s net revenues; reimbursed costs of services (costs incurred in servicing a fertility center and any costs paid on behalf of the fertility center); and either a fixed percentage, or a fixed dollar amount, of the fertility center’s earnings after services fees, which may be subject to further limits.

The third tier of our fee structure under these significant Partner agreements is as follows:

•	RSC of New England — a fixed annual percentage of the center’s earnings.

•	FCI — a fixed percentage of the center’s earnings subject to a fixed dollar amount, $1,865,000, as an upper boundary and a fixed dollar amount, $932,000. as a lower boundary subject to a fixed percentage of the center’s earnings limitation.

•	Shady Grove — a fixed dollar amount of the center’s earnings subject to a fixed percentage of the center’s earnings limitation. The upper boundary of the calculation is $1,071,000 and the lower boundary of the calculation is $540,000.

A complete listing of our fertility Partner agreements and vein clinic locations is presented below.

Fertility Partner Agreements

			Remaining
		Year Contract	Contract	No. of	No. of
Name	State	Acquired	Years	M.D.s	PhDs

Arizona Reproductive Medicine Specialists, Ltd.	AZ	July 2008	24	4	1
Southeastern Fertility Centers, P.A.	SC	April 2008	24	3	1
Center for Reproductive Medicine, P.A.	FL	August 2007	23	4	1
Reproductive Partners Medical Group, Inc.	CA	January 2005	21	9	0
Seattle Reproductive Medicine, Inc., P.S.	WA	January 2004	9	7	1
Reproductive Endocrine Associates of Charlotte, P.C.	NC	September 2003	9	6	1
Northwest Center for Infertility & Reproductive Endocrinology	FL	April 2002	8	7	1
Shady Grove Fertility Reproductive Science Center, P.C.	MD, VA & DC	March 1998	14	21	2
Fertility Centers of Illinois, S.C.	IL	February 1997	13	11	2
Bay Area Fertility & Gynecology Medical Group, Inc.	CA	January 1997	13	6	1
MPD Medical Associates (MA), P.C. (doing business as RSC of New England)	MA, NH & RI	July 1988	3	7	1

Vein Clinic Locations

Location	Date Clinic Opened

Cleveland, OH	April 2009
Cincinnati, OH	January 2009
Pittsburgh, PA	December 2008
Skokie, IL	December 2008
Marietta, GA	June 2008
Alexandria, VA	April 2008
Boca Raton, FL	February 2008
Sterling, VA	December 2007
Ft. Lauderdale, FL	July 2007
St. Louis, MO	January 2007
Merrillville, IN	August 2006
Kansas City, MO	June 2006
West Palm Beach, FL	December 2005
Alpharetta, GA	October 2005
Gurnee, IL	September 2005
Naperville, IL	September 2004
Lawrenceville, GA	September 2001
Indianapolis, IN	April 2001
Knoxville, TN	March 2001
Raleigh, NC	March 2000
Greensboro, NC	January 2000
Madison, WI	March 1999
Rockville, MD	November 1998
Milwaukee, WI	March 1998
Charlotte, NC	February 1998
Orland Park, IL	November 1996
Fairfax, VA	March 1992
Overland Park, KS	April 1991
Owings Mills, MD	July 1990
Buffalo Grove, IL	August 1989
Atlanta, GA	June 1988
Oak Brook, IL	Pre-1985
Chicago, IL	Pre-1985
Schaumburg, IL	Pre-1985

Properties

Our headquarters and executive offices are located at Two Manhattanville Road in Purchase, New York, where we occupy approximately 18,500 square feet under a lease expiring in 2012. Future lease payments for our headquarters and executive offices will approximate $51,100 per month.

We also lease or sublease the locations set forth in the two preceding tables for our Partner fertility centers and vein clinics. Costs associated with our Partner fertility centers are reimbursed to us as part of our fee agreement with the applicable center, whereas costs associated with vein clinic locations are not reimbursed.

We believe that our executive offices and the space occupied by our fertility centers and vein clinics are adequate for our operations.

Legal Proceedings and Insurance

From time to time, we and our Partner fertility centers and vein clinics and their physicians are parties to legal proceedings in the ordinary course of business. We are exposed to claims of professional negligence based on services performed by our employees, including physician assistants and nurse practitioners, as well as based on our relationships with physicians providing treatments at our Partner fertility centers and vein clinics. None of these proceedings is expected to have a material adverse effect on our financial position, results of operations or cash flow. We maintain medical malpractice insurance with limits of $1 million per claim, regardless of the number of the covered defendants, and $10 million per year in the aggregate, with respect to our Partner fertility centers, and with limits generally equal to $1 million per physician and $10 million per year in the aggregate, with respect to our vein clinics. Our Partner fertility centers, vein clinics and their physicians are additional named insureds under our policies. All of our insurance policies are subject to deductibles or a self-insured retention. A portion of the insurance we maintain for certain of our fertility centers is provided by ARTIC.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our principal executive officers and directors, including their ages:

Name	Age	Position

Jay Higham	50	President, Chief Executive Officer and Director
John W. Hlywak, Jr.	62	Executive Vice President and Chief Financial Officer
Daniel P. Doman	48	President of Vein Clinics Division
Angela Gizinski	60	Vice President, Human Resources
Vijay Reddy	43	Vice President, Information Systems
Pamela Schumann	43	President of Consumer Services Division
Scott Soifer	46	Executive Vice President, Operations and Administration
Joseph J. Travia, Jr.	57	President of Fertility Centers Division
Claude E. White	60	Vice President, General Counsel and Secretary
Gerardo Canet	64	Chairman of the Board of Directors
Kush K. Agarwal	61	Director
Wayne R. Moon(1)(2)(3)(4)(5)	69	Director
Lawrence J. Stuesser(1)(2)(3)(5)(6)	67	Director
Elizabeth E. Tallett(1)(2)(3)(5)	60	Director
Yvonne S. Thornton, M.D., M.P.H.(1)(2)(3)(5)(7)	61	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.
(4)	Chairperson of the nominating and governance committee.
(5)	Independent director.
(6)	Chairperson of the audit committee.
(7)	Chairperson of the compensation committee.

JAY HIGHAM became our President and Chief Executive Officer, effective January 1, 2006, and had been our President and Chief Operating Officer since June 2004. He was appointed as a director, effective January 24, 2006. In October 1994, Mr. Higham joined us as Vice President of Marketing and Development and, in January 1999, was promoted to Senior Vice President of Marketing and Development. He earned a B.S. in Psychology from the University of Rochester and an M.H.S.A. from George Washington University.

JOHN W. HLYWAK, JR. joined us in July 1999 as our Senior Vice President and Chief Financial Officer and was named Executive Vice President and Chief Financial Officer in March 2006. Mr. Hlywak is a certified public accountant and has a B.S. in Accounting from Widener University.

DANIEL P. DOMAN joined us in August of 2007 with the acquisition of VCA. Since May 2008, he has served as President of our Vein Clinics Division. Previously, Mr. Doman was the Chief Financial Officer of VCA. Prior to joining VCA in April 2006, he was a Managing Director at Health Dimensions Group, a national, integrated senior living and health care management consulting firm, from April 2003 to March 2006. Prior to that, Mr. Doman was a Partner with BDO Seidman, LLP, an accounting and consulting firm, from July 1998 to March 2003. He has a Bachelor’s degree in Accounting and Finance from Loyola University of Chicago.

ANGELA GIZINSKI joined us in April 2006 as our Vice President, Human Resources. For more than three years prior to joining us, Ms. Gizinski was Director, Human Resources with Sara Lee Branded Apparel, now known as Hanesbrands, Inc. Ms. Gizinski has an Associates Degree from Bay Path Junior College and a B.A. in Human Resource Management from Fairfield University.

VIJAY REDDY serves as our Vice President, Information Systems. Before joining us in 2003 as Manager of Technical Operations, Mr. Reddy was Director of Infrastructure & Technology for Lifetime Television in New York. He also has held management positions in information systems with Martha Stewart Living Omnimedia, Conde Nast Publications, Viacom and Schlumberger. Mr. Reddy has a Bachelor’s degree in Computer Science from St. John’s University, and he is a certified Institute of Electrical and Electronics Engineers Computer Systems Engineer.

PAMELA SCHUMANN was appointed President of our Consumer Services Division in September 2007. Prior to that, she served as our Vice President, Consumer Services. She joined us in 2001 to help launch our consumer services initiative. Ms. Schumann received her B.A. in Marketing from the University of Maryland’s Robert H. Smith School of Business.

SCOTT SOIFER joined us in January 2005 as our Vice President, Marketing and Development and was promoted to Executive Vice President, Operations and Administration in July 2008. For more than 12 years prior to joining us, Mr. Soifer was an Associate Partner at Accenture (formerly Andersen Consulting), specializing in health care strategy, focused primarily on the health insurance sector. Mr. Soifer has a Bachelor’s degree in Computer Science from the University of California at Santa Barbara and an M.B.A. from the Kellogg School of Management at Northwestern University.

JOSEPH J. TRAVIA, JR. was appointed President of our Fertility Centers Division in September 2007. Prior to that, he served as our Senior Vice President, Operations, Eastern Region. He joined us in 2000 as Vice President and Executive Director of our Reproductive Science Center in New England. Mr. Travia is a certified public accountant and earned a B.S. in Management from Boston College and an M.B.A. from Babson College.

CLAUDE E. WHITE joined us in March 1995 as General Counsel and Assistant Secretary. In January 1998, Mr. White became Corporate Secretary, in addition to General Counsel, and in May 2002 became a Vice President. Mr. White received his B.A. in Political Science from Rutgers College and his J.D. from Rutgers School of Law.

GERARDO CANET served as our Chief Executive Officer from February 14, 1994 to December 31, 2005 and has been a director since February 14, 1994. Mr. Canet resigned as our Chief Executive Officer effective December 31, 2005, but continues to serve as chairman of the board and a consultant to the Company. Mr. Canet has been a director of Dendreon Corporation since December 1996. He earned a B.A. in Economics from Tufts University and an M.B.A. from Suffolk University.

KUSH K. AGARWAL became a director effective August 8, 2007. He served as President of VCA, which we acquired on August 8, 2007, from August 1987 until he resigned on May 15, 2008. Mr. Agarwal has a Master of Science in Industrial Administration from Carnegie-Mellon University, a Master of Science in Applied Analysis and Operations Research from the State University of New York and a Bachelor of Technology in Mechanical Engineering from Indian Institute of Technology.

WAYNE R. MOON became a director in May 2001. Mr. Moon joined Kaiser Foundation Health Plan, Inc. in 1970 and was subsequently elected President, Chief Operating Officer and director. In September 1993, Mr. Moon was appointed President and Chief Executive Officer of Blue Shield of California and a member of its board of directors and, later, chairman. Mr. Moon retired from Blue Shield of California in January 2000. Until recently, he served as chairman of the board of RelayHealth, Inc. He serves on various corporate and civic boards, including Varian, Inc. and the California State Automobile Association. Mr. Moon earned a B.B.A. and a Masters in Hospital Administration from the University of Michigan.

LAWRENCE J. STUESSER became a director in April 1994. Since June 1999, Mr. Stuesser has been a private investor. From June 1996 to May 1999, Mr. Stuesser was the President and Chief Executive Officer and a director of Computer People Inc., the U.S. subsidiary of London-based Delphi Group plc, of which he was also a director. Mr. Stuesser was a director of American Retirement Corporation from May 1997 to July 2006. Early in his career, Mr. Stuesser qualified as a certified public accountant and served as an audit manager with Alexander Grant & Company, an accounting firm. Mr. Stuesser holds a B.B.A. in Accounting from St. Mary’s University.

ELIZABETH E. TALLETT became a director in June 1998. Since July 2002, Ms. Tallett has been a Principal of Hunter Partners, LLC, which provides management services to developing life sciences companies. Ms. Tallett is a director of The Principal Financial Group, Inc., Varian, Inc., Coventry Health Care, Inc. and Meredith Corp. Inc. Ms. Tallett graduated from Nottingham University with degrees in Mathematics and Economics.

YVONNE S. THORNTON, M.D., M.P.H. became a director in January 2006. Dr. Thornton is a double board-certified specialist in obstetrics, gynecology and maternal-fetal medicine. Currently, Dr. Thornton is a perinatal consultant at Westchester Medical Center in New York. Dr. Thornton is a former Professor of Clinical Obstetrics and Gynecology at Cornell (Weill) Medical College and Vice-Chair of the Department of OB/GYN and Director of Maternal-Fetal Medicine at Jamaica Hospital Medical Center in New York City, where she served from 2002 to 2005. Dr. Thornton is a Diplomate of the American Board of Obstetrics and Gynecology, a Fellow of the American College of Surgeons and an Oral Examiner for the American Board of Obstetrics and Gynecology. After graduating with honors from Monmouth College in New Jersey, she received her M.D. with honors from Columbia University College of Physicians and Surgeons. Dr. Thornton also received her Executive Masters (M.P.H.) degree in Health Policy and Management from Columbia University.

Director Independence

Our board of directors has determined that Messrs. Moon and Stuesser, Ms. Tallett and Dr. Thornton are independent directors, in accordance with Nasdaq Marketplace Rule 5605(a)(2), because none of them is believed to have any relationships that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out their responsibilities as a director. In addition, our board of directors has also determined that Mr. Sarason Liebler, who ceased being a member of our board of directors on May 12, 2009 because he had reached the mandatory retirement age of 72 under our corporate governance guidelines, was an independent director in accordance with Nasdaq Marketplace Rule 5605(a)(2). Our board of directors considered the $57,533 of consulting fees that were paid by us to Mr. Liebler in 2008 when determining his independence.

Committees of the Board of Directors

Our board of directors maintains an audit committee, a compensation committee and a nominating and governance committee.

Audit Committee

The audit committee is charged by our board of directors to (a) study, review and evaluate our accounting, auditing and financial reporting practices, including the internal controls and audit functions, (b) assess our compliance with legal and regulatory requirements and (c) select the independent auditors and review their qualifications, independence and performance, while being the focal point for communications between our board of directors, our management and the independent auditors. More specifically, the audit committee pre-approves all audit and non-audit services to be performed by the independent auditors, reviews the scope and results of the audit of our financial statements, reviews financial statements and periodic filings with the Securities and Exchange Commission and discusses the same with our management.

Each audit committee member is an independent director, as defined in Nasdaq Marketplace Rule 5605(a)(2). Our board of directors has determined that in addition to being independent, Mr. Stuesser is an “audit committee financial expert” as such term is defined in Item 407 of Regulation S-K promulgated by the Securities and Exchange Commission.

Compensation Committee

The compensation committee, under a delegation of authority from our board of directors, reviews and makes decisions with respect to salaries, wages, bonuses, equity awards and other benefits and incentives for our executive officers.

Nominating and Governance Committee

Our board of directors maintains a nominating and governance committee consisting of independent directors, as defined in Nasdaq Marketplace Rule 5605(a)(2). The primary purpose of the nominating and governance committee is to provide oversight on the broad range of issues surrounding the composition and operation of our board of directors, including identifying individuals qualified to become members of our board of directors, recommending to our board of directors director nominees for the next annual meeting of stockholders and recommending to our board of directors a set of corporate governance principles applicable to us. The nominating and governance committee also provides assistance to our board of directors in the areas of committee selection, evaluation of the overall effectiveness of our board of directors and management and review and consideration of developments in corporate governance practices. The nominating and governance committee’s goal is to assure that the composition, practices, and operation of our board of directors contribute to value creation and effective representation of our stockholders.

Compensation Committee Interlocks and Insider Participation

During 2008, the members of the compensation committee were Ms. Tallett (chairperson), Messrs. Liebler, Moon and Stuesser and Dr. Thornton. Mr. Liebler ceased being a member of our board of directors and the compensation committee on May 12, 2009 because he had reached the mandatory retirement age of 72 under our corporate governance guidelines. All of the individuals listed above are, or, in the case of Mr. Liebler, were, independent directors, as defined in Nasdaq Marketplace Rule 5605(a)(2). None of the individuals listed above has ever been an officer or employee of us or any of our subsidiaries. During 2008, none of our executive officers served on the compensation committee or board of directors of any other entity that had any executive officer who also served on the compensation committee of our board of directors or our board of directors.

Compensation Discussion and Analysis

Overview and Objectives

The objective of our compensation program, consisting of base salary, executive incentive compensation (performance-based compensation), stock options, restricted stock and restricted stock unit (“RSU”) grants, is to ensure that in our effort to create stockholder value, we attract, motivate and retain executives capable of assisting in the creation of such stockholder value.

Our compensation program is designed to be competitive by providing base salaries that are market driven; rewarding for our performance and individual performance through annual incentive compensation awards; and retaining executives through grants of stock option, restricted stock and RSU awards that provide for vesting over time, and upon the obtainment of certain performance targets in the case of RSUs. Commencing in 2008, we awarded senior executives with stock option awards that vest over a four-year period and, commencing in 2009, we are awarding senior executives with grants of performance-based RSUs. In order to be market competitive with salaries for senior executives, the compensation committee annually assesses market salaries and attempts to ensure that salaries for our senior executives fall within the mid to upper range of salaries for comparable positions, taking into consideration experience, background and annual individual performance reviews for individual executives, but qualified to comparable size companies within comparable industries. With respect to executive incentive compensation, our executives are expected to accomplish individual goals annually that contribute to our overall growth. To the extent the goals are accomplished, such executives are rewarded. Additionally, our executives are rewarded if we achieve certain revenue and bottom-line goals each year, with greater reward being provided based on higher level of achievement.

We believe that linking executive compensation to corporate performance results in a better alignment of compensation with our goals and the interests of our stockholders. As performance goals are met or exceeded, most probably resulting in increased value to stockholders, executives are rewarded commensurately. We believe the compensation levels during 2008 for our executives and our Chief Executive Officer adequately reflect our compensation goals and philosophy.

Elements of Our Compensation Program

We have chosen these four elements of compensation because of the belief that, taken together, (a) base salary, (b) executive incentive compensation, (c) stock option awards and (d) restricted stock and RSU grants represent the fairest way to compensate for services, provide a financial incentive to achieve long-term goals and objectives and help align an executive’s interest with that of our stockholders. Short-term compensation is typically in the form of base salary and annual incentive bonuses and long-term compensation is typically in the form of equity. Each individual’s base salary is determined based on years of experience and market rates for similar positions with other companies of comparable size. While the compensation committee does not believe that it is appropriate to establish compensation levels based solely on market comparisons or industry practices, it believes that information regarding pay practices at other companies is useful in assessing the reasonableness of compensation and recognizes that we need to be competitive for executive talent in our industry. A significant part of an executive’s compensation is the incentive bonus compensation program. This program provides a cash bonus which targets 75% of base salary for our President and Chief Executive Officer, 50% of base salary for the division Presidents and Executive Vice Presidents, 40% of base salary for Senior Vice Presidents and 30% of salary for Vice Presidents. The program has been designed to (a) reward executives who have achieved specific business and financial success during our most recent fiscal year, (b) give executives the incentive to strive for higher productivity, efficiency and quality of services and (c) encourage the “best” people to join us and stay with us. The program is based on achieving specific goals and results set by our President and Chief Executive Officer, and approved by the compensation committee. Our executive incentive compensation program consists of two parts: part one is based on our performance versus budget and part two is based on the achievement of individual performance goals. The maximum amount earned under part one is 60% of an individual’s total maximum incentive compensation which, as stated above, ranges from 30% to 75% of base salary. Part two of our incentive compensation program is based on the achievement of certain common milestones related to our achievements and specific milestones established for each executive. The common milestones are applicable to all eligible employees and the specific milestones apply to each eligible employee and are determined by each executive’s individual supervisor with the approval of our President and Chief Executive Officer. For Mr. Higham, our President and Chief Executive Officer, whose milestones are approved by the compensation committee, the common milestones represented 10% of his bonus eligibility and the specific milestones represented 30% of his bonus eligibility for 2008. For Mr. Hlywak, our Executive Vice President and Chief Financial Officer, 10% of his eligible bonus was based on the common milestones and the specific milestones represented 30% of his bonus eligibility for 2008.

Our President and Chief Executive Officer recommends to, and consults with, the compensation committee with respect to the base salaries of our executive officers. In order to assure that executive compensation is both competitive and appropriate, the compensation committee reviews executive compensation in its entirety before determining compensation level adjustments. The overall compensation of our senior executives is intended to fall within an appropriate range for comparable positions in our industry.

The compensation committee may retain the services of a compensation consultant to advise and assist it in the performance of its functions. During 2008, the compensation committee engaged Frederic W. Cook & Co. (“Cook”), which received instructions from, and reported directly to, the compensation committee. The compensation committee requested Cook’s advice on a variety of issues, including compensation strategy, market comparisons, pay and performance alignment versus industry peers, executive pay trends and potential compensation plan design and modifications.

Historically, our executive compensation structure emphasized cash components over long-term incentive components, due primarily to the low trading volume of our common stock. As we have grown, it has become more feasible to increase the emphasis on long-term incentives, making our executive compensation more competitive with comparable companies by increasing the equity portion of our overall compensation.

Allocation of Compensation Among the Four Elements

In determining what portion or percentage of an executive’s compensation is to be allocated among the four elements discussed above, we have determined that the largest portion should be allocated to base salary, the next largest portion to executive incentive compensation and the smallest portion to stock option awards and restricted stock and RSU grants. We recognize that in order to attract, motivate and retain executives, there must be a connection among each element of compensation that accomplishes the objectives stated above. Base salary serves to attract competent executives in what is an increasingly competitive marketplace. Executive incentive compensation serves as a good motivator for executives to strive for the highest level of productivity, which results in stockholder value. Stock option awards and restricted stock and RSU grants serve to retain executives because the vesting of the stock options, shares of restricted stock and RSUs granted is over a period of time and with the growth of our common stock, each executive’s incentives are aligned with those of our stockholders.

Perquisites

We provide our President and Chief Executive Officer, Jay Higham, with a leased vehicle that is maintained at our expense. The total 2008 expenses related to the leased vehicle were $12,463. Mr. Doman, the President of our Vein Clinics Division, received an automobile allowance for a portion of the year ended December 31, 2008 in an aggregate amount of $2,564.

401(k) Defined Contribution Plan

We maintain a 401(k) Plan that allows executives, as well as our other employees, to make elective salary deferrals in accordance with Internal Revenue Service (“IRS”) regulations. We provide a discretionary match of 25% of an individual’s maximum contribution of $15,500, up to 1.5% of an individual’s compensation of $230,000 or less for the year, for a maximum match of $3,450 per individual. For our President and Chief Executive Officer, our Executive Vice President and Chief

Executive and our other Named Executive Officers (as defined below), we contributed the maximum match of $3,450 in 2008.

Retirement Benefits

No retirement benefits are provided to our executives.

Severance and Change of Control Arrangements

Jay Higham Employment Agreement

On October 10, 2005, we entered into an employment agreement with Jay Higham to serve as our President and Chief Executive Officer, effective January 1, 2006. Pursuant to the employment agreement, Mr. Higham was appointed as one of our directors on January 24, 2006. The employment agreement provides that Mr. Higham receive an annual base salary of $275,000, subject to increases. Under the employment agreement, Mr. Higham was granted shares of our common stock with a value of $400,000 based on the closing price of our common stock as reported on the Nasdaq Global Market on the first trading day of January 2006. The number of shares of our common stock granted to Mr. Higham was 32,000 and such shares of common stock vest over a 10-year period. Pursuant to the employment agreement, we may terminate Mr. Higham’s employment without cause on 30 days’ prior notice, in which event Mr. Higham will receive, as severance pay, 12 months’ base salary, plus Mr. Higham’s annual bonus, without regard to the condition precedents established for the bonus payment, in one lump sum payment. Under the employment agreement, if we had terminated Mr. Higham effective December 31, 2008, based on his 2008 compensation, he would have been paid an aggregate of $545,000, $330,000 of which represents his 2008 base salary and $215,000 of which represents his accrued 2008 bonus.

The employment agreement further provides that if, within one year after our “Change of Control” (as defined in the employment agreement), Mr. Higham’s employment is terminated by Mr. Higham for “Good Reason” (as defined in the employment agreement) or by us without cause, Mr. Higham will be paid a lump sum amount equal to his base salary for a 24-month period, plus twice the full amount of Mr. Higham’s annual bonus based on his then current base salary, without regard to the condition precedents established for the bonus payment. Based on this change of control provision, if we had experienced a “Change of Control” in 2008 and Mr. Higham’s employment had been terminated effective December 31, 2008, for either “Good Reason” by Mr. Higham or without cause by us, Mr. Higham would have been entitled to termination pay equal to an aggregate of $1,089,000, $660,000 of which represents his then annualized base salary for 24-months and $429,000 of which represents twice the full amount of his annual bonus.

Under the employment agreement, Mr. Higham has agreed not to compete with us while employed by us and for a period of two years thereafter.

Executive Retention Agreements

We are also a party to executive retention agreements with our executive officers, including Mr. Hlywak, our Executive Vice President and Chief Financial Officer, and the other Named Executive Officers (as defined below).

The executive retention agreements provide for certain severance payments and benefits to the Named Executive Officers in the event of a termination of their employment, either by us without cause or by the executive for “Good Reason” (as defined in the executive retention agreement), at any time within 18 months after we experience a “Change in Control” (as defined in the executive retention agreement) (any such termination, a “Qualifying Termination”). More specifically, the executive retention agreements provide the Named Executive Officers with one additional year of base salary, bonus (if applicable) and benefits (or equivalent) more than they would previously have been entitled to receive upon a termination without cause. Accordingly, pursuant to the executive retention agreements, in the event of a Qualifying Termination, the Named Executive Officers will be paid one year’s severance. Pursuant to the terms of the executive retention agreements, all incentive stock options granted to a Named Executive Officer will become fully vested upon a Qualifying Termination, subject to certain terms and conditions. Also, pursuant to the executive retention agreements, we would be required to pay each Named Executive Officer for all reasonable fees and expenses incurred by them in litigating their rights under the executive retention agreements, to the extent a Named Executive Officer is successful in any such litigation.

Under the executive retention agreements, in the event a Named Executive Officer, other than Mr. Higham, who would be paid in accordance with the terms of his employment agreement, is terminated without cause under circumstances outside a “Change in Control,” each Named Executive Officer would be paid 90 days base salary continuation. In the event Mr. Hlywak had been terminated without cause effective December 31, 2008 as a result of a “Change in Control” that occurred in 2008, Mr. Hlywak would have been paid an aggregate of $484,000, $256,000 of which represents his 2008 annual base salary and $128,000 of which represents the bonus amount Mr. Hlywak would have been eligible to receive. For each of the other Named Executive Officers, had they been terminated without cause effective December 31, 2008 as a result of a “Change in Control” that occurred in 2008, he or she would have been paid his or her 2008 annual base salary and bonus amount which he or she would have been eligible to receive. For Mr. Doman, the payment would have been an aggregate of $310,520, $221,880 of which represents annual base salary and $88,720 of which represents bonus. For Mr. Travia, the payment would have been an aggregate of $343,000, $245,000 of which represents annual base salary and $98,000 of which represents bonus. For Ms. Schumann, the payment would have been an aggregate of $294,000, $210,000 of which represents annual base salary and $84,000 of which represents bonus.

Finally, in certain circumstances, Section 162(m) of the Internal Revenue Code of 1986, as amended (“Section 162(m)”), limits to $1 million the deductibility of compensation, including stock-based compensation, paid to executives by public companies. None of the compensation paid to our executive officers in 2008 exceeded the threshold for deductibility under Section 162(m).

Summary Compensation Table

The following table sets forth a summary of the compensation paid or accrued by us during the years ended December 31, 2008, 2007 and 2006 for our President and Chief Executive Officer, our Executive Vice President and Chief Financial Officer and our next three most highly compensated executive officers (the “Named Executive Officers”):

				Stock	Option	All Other
		Salary	Bonus	Awards	Awards	Compensation	Total
Name and Principal Position	Year	($)	($)	($)(1)	($)(1)	($)(2)	($)

Jay Higham	2008	$330,000	$128,700	$70,949	$112,516	$15,913	$658,078
President and Chief	2007	$300,000	$195,000	$154,000	—	$13,555	$662,555
Executive Officer	2006	$275,000	$148,500	$441,250	—	$15,828	$880,578
John W. Hlywak, Jr.	2008	$256,000	$76,500	$38,252	$56,259	$3,450	$430,461
Executive Vice President	2007	$245,000	$122,500	$84,807	—	$3,300	$455,607
and Chief Financial Officer	2006	$234,000	$105,750	$28,200	—	$3,300	$371,250
Daniel P. Doman(3)	2008	$221,880	$42,750	$100,004	$49,550	$6,014	$420,198
President of Vein Clinics	2007	$79,167	$56,670	—	—	—	$135,837
Division
Pamela Schumann(4)	2008	$210,000	$84,000	$27,500	$56,259	$3,450	$381,209
President of Consumer	2007	$122,635	$31,863	$111,075	—	$2,895	$268,468
Services Division	2006	$97,231	$28,800	$9,770	—	$2,775	$138,576
Joseph J. Travia, Jr.	2008	$245,000	$110,250	$37,500	$56,259	$3,450	$452,459
President of Fertility Centers	2007	$222,654	$87,200	$124,600	—	$3,300	$437,754
Division	2006	$201,076	$63,570	$19,800	—	$3,015	$287,461

(1)	See Note 19 of our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made in the valuation of the stock awards and the option awards.
(2)	This column includes the amounts of $12,463, $10,255 and $12,528 for the years ended December 31, 2008, 2007 and 2006, respectively, paid by us in connection with a vehicle leased for Mr. Higham, $2,564 for the year ended December 31, 2008 paid by us in connection with a vehicle leased for Mr. Doman, plus amounts representing our matches made for the Named Executive Officers under our 401(k) Plan.
(3)	Mr. Doman joined us on August 8, 2007 with our acquisition of VCA.
(4)	Ms. Schumann worked on a part-time basis from January 1, 2006 through November 14, 2007.

Grants of Plan-Based Awards for the Fiscal Year Ended December 31, 2008

The following table sets forth certain information concerning the Named Executive Officers with respect to grants of plan-based awards for the fiscal year ended December 31, 2008:

				All Other
				Option Awards:
			All Other	Number of
			Stock Awards:	Securities	Exercise or	Grant Date
			Number of Shares	Underlying	Base Price of	Fair Value of
			of Stock or Units	Options	Option Awards	Stock and
Name	Grant Date		(#)(1)	(#)	($/Sh)(2)	Option Awards

Jay Higham	1/02/08	(3)		5,573	$11.20	$13,416
	5/13/08	(3)	6,265			$56,761
	5/13/08	(4)	1,566			$14,188
	7/22/08	(4)		33,600	$8.06	$99,100
John W. Hlywak, Jr.	1/02/08	(3)		2,787	$11.20	$6,709
	5/13/08	(3)	3,378			$30,605
	5/13/08	(4)	844			$7,647
	7/22/08	(4)		16,800	$8.06	$49,550
Daniel P. Doman	5/13/08	(4)	11,038			$100,004
	7/22/08	(4)		16,800	$8.06	$49,550
Pamela Schumann	1/02/08	(3)		2,787	$11.20	$6,709
	5/13/08	(4)	828			$7,502
	5/13/08	(4)	3,311			$29,998
	7/22/08	(4)		16,800	$8.06	$49,550
Joseph J. Travia, Jr.	1/02/08	(3)		2,787	$11.20	$6,709
	5/13/08	(4)	828			$7,502
	5/13/08	(3)	3,311			$29,998
	7/22/08	(4)		16,800	$8.06	$49,550

(1)	Represents grants of restricted stock.
(2)	Options were issued with an exercise price equal to $11.20 per share with respect to the January 2, 2008 grants and $6.15 per share with respect to the July 22, 2008 grants, which, in each case, represented the last reported sale price for our common stock on the date of grant, as reported by the Nasdaq Global Market.
(3)	Granted pursuant to our 2000 Long-Term Compensation Plan.
(4)	Granted pursuant to our 2007 Long-Term Compensation Plan.

Outstanding Equity Awards at December 31, 2008

The following table sets forth outstanding equity awards with respect to the Named Executive Officers at December 31, 2008:

	Option Awards			Stock Awards
	Number of				Market
	Securities			Number of	Value of
	Underlying			Shares or	Shares or
	Unexercised			Units of	Units of
	Options	Option	Option	Stock That	Stock That
	(#)	Exercise	Expiration	Have Not	Have Not
Name	Unexercisable	Price($)	Date	Vested (#)(1)	Vested ($)(2)

Jay Higham	5,573	$11.20	01/02/2018	13,461	$90,862
	33,600	$8.06	07/22/2018
John W. Hlywak, Jr.	2,787	$11.20	01/02/2018	7,582	$51,179
	16,800	$8.06	07/22/2018
Daniel P. Doman	16,800	$8.06	07/22/2018	8,589	$57,976
Pamela Schumann	2,787	$11.20	01/02/2018	8,568	$57,834
	16,800	$8.06	07/22/2018
Joseph J. Travia, Jr.	2,787	$11.20	01/02/2018	8,568	$57,834
	16,800	$8.06	07/22/2018

(1)	Restricted stock awards granted May 13, 2005 to the Named Executive Officers vest over a 36-month period at the rate of 8.33% every 90 days of the 36-month period. Restricted stock awards granted January 4, 2006 to Mr. Higham vest over a 120-month period at the rate of 2.5% every 90 days of the 120-month period. Restricted stock awards granted May 23, 2006 to the Named Executive Officers vest over a 36-month period at the rate of 8.33% every 90 days of the 36-month period. Restricted stock awards granted May 15, 2007 to the Named Executive Officers vest over a 36-month period at the rate of 8.33% every 90 days of the 36-month period. Twenty-five percent of the restricted stock awards granted to Messrs. Higham and Hlywak on September 24, 2007 vested immediately with the balance vesting over a 36-month period at the rate of 8.33% every 90 days of the 36-month period. Restricted stock awards granted September 24, 2007 to Ms. Schumann and Mr. Travia vest over a 60-month period at the rate of 5% every 90 days of the 60-month period. The Named Executive Officers received two restricted stock awards on May 13, 2008; the first restricted stock award vests over a 36-month period at the rate of 8.33% every 90 days of the 36-month period and the second restricted stock award vests on May 12, 2011. Of the total 7,831 shares of restricted stock granted to Mr. Higham, 6,265 vest over a 36-month period at the rate of 8.33% every 90 days of the 36-month period and 1,566 shares vest on May 12, 2011. Of the total 4,222 shares of restricted stock granted to Mr. Hlywak, 3,378 vest over a 36-month period at the rate of 8.33% every 90 days of the 36-month period and 844 shares vest on May 12, 2011. All of the 11,038 shares of restricted stock granted to Mr. Doman vest over a 36-month period at the rate of 8.33% every 90 days of the 36-month period. Of the total 4,139 shares of restricted stock granted to Ms. Schumann, 3,311 vest over a 36-month period at the rate of 8.33% every 90 days of the 36-month period and 828 shares vest on May 12, 2011.
(2)	The market value of the restricted stock awards is based on the last reported sale price for our common stock on December 31, 2008, as reported by the Nasdaq Global Market, which was $6.75.

Option Exercises and Stock Vested for the Fiscal Year Ended December 31, 2008

The following table shows option exercises and stock award vesting with respect to the Named Executive Officers for the year ended December 31, 2008:

	Stock Awards
	Number of Shares	Value Realized
	Acquired on Vesting	on Vesting
Name	(#)(1)	($)(2)

Jay Higham	7,831	$70,448
John W. Hlywak, Jr.	4,222	$36,900
Daniel P. Doman	11,038	$79,032
Pamela Schumann	4,139	$31,580
Joseph J. Travia, Jr.	4,139	$31,580

(1)	Reflects shares of restricted stock that vested during the year ended December 31, 2008.
(2)	The value realized on vesting is based on the last reported sale price for our common stock on the vesting date, as reported by the Nasdaq Global Market.

Pension Benefits

We do not have any pension plans.

Nonqualified Deferred Compensation

We do not have a deferred compensation plan.

Director Compensation

In 2008, our non-employee directors were paid an annual retainer of $30,000 and a fee of $2,000 for each regularly scheduled meeting of the board of directors attended and for any special or committee meeting not coinciding with a regularly scheduled board of directors meeting. The chairpersons of the compensation committee and the nominating and governance committee were paid $5,000 each for serving as chairperson and the chairperson of the audit committee was paid $8,000 for serving as chairperson. Directors were also reimbursed for reasonable travel expenses incurred in attending meetings. Additionally, our non-employee directors (other than Mr. Agarwal) were granted, as part compensation for services rendered, 4,415 shares of our common stock, with a market value of $9.06 per share, or $40,000, based on the last reported sale price for our common stock on the date of the grant, which was May 13, 2008, as reported by the Nasdaq Global Market, with vesting upon grant. Directors who are also executive officers are not compensated for their services as directors.

Our philosophy regarding director compensation is to recognize that in order to attract and retain directors who are willing to contribute time and talent to us, it is important to competitively compensate such persons. With that philosophy in mind, we attempt to provide fair cash compensation for a company of our size and also provide directors with “skin in the game” by awarding, as part compensation, shares of our common stock. By making grants of our common stock a component of a director’s compensation, we enable directors to align their interests with stockholders and appreciate the importance of improving stock performance and providing investors with long-term gains. Directors are not paid for their roles on committees, other than as serving as chairperson and for attending meetings of a committee not coinciding with a regularly scheduled meeting of our board of directors. Committees meet in conjunction with board of directors meetings and, accordingly, we do not believe there should be additional compensation for committee involvement, unless a meeting of a committee does not coincide with a regularly scheduled meeting of our board of directors. Because committee chairpersons are expected to interact more with management, they are compensated for the additional time.

During 2006, our board of directors established a requirement that directors own shares of our common stock with a value equal to five times the annual director retainer fee paid by us to directors for the year the director was first appointed or elected. A director has five years to achieve this requirement. Once this requirement is met, a director need not adjust the number of shares of our common stock he or she owns based on fluctuations in the market price of our common stock. As of the date of this prospectus, all directors have met this requirement.

The following table sets forth a summary of the compensation paid or accrued by us during the year ended December 31, 2008 for our directors, but excludes any management director whose compensation is reflected on the Summary Compensation Table for Named Executive Officers:

Director Compensation for the Fiscal Year Ended December 31, 2008

	Fees Earned or		All Other
	Paid in Cash	Stock Awards	Compensation	Total
Name	($)	($)(1)	($)(2)	($)

Kush K. Agarwal	$19,000	—	$93,750	$112,750
Gerardo Canet	$38,000	$40,000	$125,000	$203,000
Sarason Liebler(3)	$38,000	$40,000	$57,533	$135,533
Wayne R. Moon	$43,000	$40,000	—	$83,000
Lawrence J. Stuesser	$46,000	$40,000	—	$86,000
Elizabeth E. Tallett	$45,000	$40,000	—	$85,000
Yvonne Thornton, M.D., M.P.H.	$40,000	$40,000	—	$80,000

(1)	Represents grants of 4,415 shares of our common stock to each of the directors on May 13, 2008, with a fair market value of $9.06 per share. All of these grants vested immediately.
(2)	The amounts in “All Other Compensation” for Messrs. Canet and Liebler include consulting fees in the amount of $125,000 and $57,533, respectively, paid or accrued for by us in 2008. Pursuant to his consulting agreement, dated February 2, 2009, effective January 1, 2009, Mr. Canet has agreed to provide us with consulting services two days per month during the period from January 1, 2009 through December 31, 2009 and will receive an amount from us equal to $36,000 in 12 equal installments of $3,000 per month. The amount in “All Other Compensation” for Mr. Agarwal represents compensation paid by us to Mr. Agarwal for his service as President of VCA. Mr. Agarwal resigned as President of VCA on May 15, 2008.
(3)	Mr. Liebler ceased being a member of our board of directors on May 12, 2009 because he had reached the mandatory retirement age of 72 under our corporate governance guidelines.

At December 31, 2008, our directors, as a group, held outstanding options to purchase 56,876 shares of our common stock and also held an aggregate of 30,905 shares of our common stock pursuant to stock awards made during 2008.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of August 31, 2009, certain information concerning the beneficial stock ownership of all persons known by us to beneficially own 5% or more of the shares of our common stock outstanding, each director, certain of our executive officers and all of our directors and executive officers as a group. Except as indicated in the footnotes to the below table, we believe that each stockholder named in such table has sole voting and dispositive power with respect to all shares of common stock attributable to such stockholder.

	Shares of Common
	Stock Beneficially		Percent of Common
Beneficial Owner	Owned(1)		Stock Outstanding

Principal Stockholders:
Peter R. Kellogg	2,641,286	(2)	30.1%
IAT Reinsurance Company Ltd. 120 Broadway New York, New York 10271
Blue TSV I, LTD.	1,172,094	(3)	13.4%
c/o Maple Corporate Services Limited P.O. Box 309, Ugland House Grand Cayman, E9 KY1 — 1104
Gruber and McBaine Capital Management, LLC	633,850	(4)	7.2%
50 Osgood Place San Francisco, California 94133
Dimensional Fund Advisors LP	487,625	(5)	5.6%
1299 Ocean Avenue Santa Monica, California 90401
Directors and Certain Executive Officers:
Jay Higham	153,981	(6)	1.8%
John W. Hlywak, Jr.	108,043	(6)	1.2%
Pamela Schumann	16,974	(6)	*
Joseph J. Travia, Jr.	35,326	(6)	*
Daniel P. Doman	6,623		*
Kush K. Agarwal	141,211		1.6%
Gerardo Canet	41,117		*
Wayne R. Moon	45,345	(6)	*
Lawrence J. Stuesser	65,740	(6)	*
Elizabeth E. Tallett	82,747	(6)	*
Yvonne S. Thornton, M.D., M.P.H	17,891		*
All directors and executive officers as a group (15 persons)	741,025	(7)	8.4%

*	Represents less than 1% of outstanding shares of our common stock.
(1)	For purposes of this prospectus, beneficial ownership is defined in accordance with the rules and regulations of the Securities and Exchange Commission and generally means the power to vote and/or to dispose of securities regardless of any economic interest therein.
(2)	Based on a Form 4 filed with the Securities and Exchange Commission on August 15, 2008.
(3)	Based on a Form 4 filed with the Securities and Exchange Commission on August 31, 2009.
(4)	Represents 491,530 shares of our common stock held by Gruber and McBaine Capital Management, LLC as investment advisor, plus 78,605 shares of our common stock held by Jon D. Gruber and 63,714 shares of our common stock held by J. Patterson McBaine individually based on a Schedule 13G, dated January 27, 2009, filed with the Securities and Exchange Commission by Gruber and McBaine Capital Management, LLC, Jon D. Gruber, J. Patterson McBaine and Eric B. Swergold.

footnotes continued on following page

(5)	Represents securities reported on an amendment to a Schedule 13G, dated February 9, 2009, as being owned by various funds for which Dimensional Fund Advisors LP has sole voting and dispositive power, but disclaims beneficial ownership.
(6)	Includes exercisable options to purchase shares of our common stock within 60 days of August 31, 2009 as follows: Wayne R. Moon — 10,156; Lawrence J. Stuesser — 20,312; Elizabeth E. Tallett — 20,312; Jay Higham — 2,437; John W. Hlywak, Jr. — 1,219; Pamela Schumann — 1,219; and Joseph J. Travia, Jr. — 1,219.
(7)	Includes 51,553 exercisable options to purchase shares of our common stock within 60 days of August 31, 2009, including 835 exercisable options held by an executive officer not named above. The address for each of our directors and executive officers is c/o IntegraMed America, Inc., Two Manhattanville Road, Purchase, New York 10577.

RELATED PARTY TRANSACTIONS

Consulting Agreement

We have and have had consulting agreements with Gerardo Canet, the chairman of our board of directors. The previous consulting agreement provided for compensation of $125,000 for the year ended December 31, 2008. The consulting agreement expired on December 31, 2008 and was replaced with a new one-year consulting agreement providing for $36,000 in compensation.

Policies and Procedures for Related Party Transactions

We do not have written policies and procedures for the review, approval or ratification of related party transactions. However, any related party transaction is reviewed and discussed by our board of directors or an appropriate committee of our board of directors with responsibility for the subject matter. For example, the consulting agreement with Mr. Canet was reviewed and approved by the compensation committee of our board of directors.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes the provisions of our restated certificate of incorporation and by-laws.

The following description of the material provisions of our capital stock and restated certificate of incorporation and by-laws is only a summary, does not purport to be complete and is qualified by applicable law and the full provisions of our restated certificate of incorporation and by-laws, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

As of the date of this prospectus, our authorized capital stock consists of 15,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. Immediately after the completion of this offering, 12,774,994 shares of our common stock, or 13,374,994 shares of our common stock if the underwriters exercise their over-allotment option in full, and no shares of our preferred stock will be issued and outstanding.

Common Stock

All shares of our common stock to be outstanding immediately after completion of this offering will be validly issued, fully paid and nonassessable.

Dividends.  Holders of shares of our common stock are entitled to receive dividends and other distributions in cash, property or capital stock of ours as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. We have not paid cash dividends on our common stock during the last two fiscal years, and we currently anticipate retaining all available funds for use in the operation and expansion of our business. In addition, our credit agreement prohibits us from paying cash dividends on our common stock. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Liquidation Rights.  In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of shares of our common stock will be entitled to share in our assets remaining after payment of all debts and other liabilities, subject to the liquidation preference of any outstanding shares of our preferred stock.

Voting Rights.  Shares of our common stock carry one vote per share. All shares of common stock rank equally as to voting and all other matters. Except as otherwise required by law, holders of our common stock are not entitled to vote on any amendment to our restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of the affected shares are entitled to vote on the amendment. Shares of our common stock have no conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights.

Except as otherwise required by the Delaware General Corporation Law and our restated certificate of incorporation and by-laws, action requiring stockholder approval may be taken by a vote of the holders of a majority of our common stock at a meeting at which a quorum is present. See “— Anti-Takeover Effects of Various Provisions of Delaware Law and Our Restated Certificate of Incorporation and By-laws.”

Other Rights.  Holders of shares of our common stock have no preemptive rights. The holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our restated certificate of incorporation provides that we may issue up to 5,000,000 shares of our preferred stock in one or more series as may be determined by our board of directors.

Our board of directors has broad discretionary authority with respect to the rights of issued series of our preferred stock and may take several actions without any vote or action of the holders of our common stock, including:

•	determining the number of shares to be included in each series;

•	fixing the designation, powers, preferences and relative rights of the shares of each series and any qualifications, limitations or restrictions with respect to each series, including provisions related to dividends, conversion, voting, redemption and liquidation, which may be superior to those of our common stock; and

•	increasing or decreasing the number of shares of any series.

Our board of directors may authorize, without approval of holders of our common stock, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of our common stock. For example, our preferred stock may rank prior to our common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of our common stock.

Our preferred stock could be issued quickly with terms designed to delay or prevent a change of control of our Company or to make the removal of our management more difficult. This could have the effect of discouraging third-party bids for our common stock or may otherwise adversely affect the market price of our common stock.

We believe that the ability of our board of directors to issue one or more series of our preferred stock provides us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of our preferred stock, as well as authorized and unissued shares of our common stock, will be available for issuance without action by holders of our common stock, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, be used to implement a stockholder rights plan or otherwise impede the completion of a merger, tender offer or other takeover attempt of our Company. Our board of directors could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interest or in which stockholders might receive a premium for their stock over the market price.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Restated Certificate of Incorporation and By-laws

The Delaware General Corporation Law, our restated certificate of incorporation and our by-laws contain provisions that may have some anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law (“Section 203”). Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the stockholder becomes an interested stockholder, unless:

•	the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by our board of directors prior to the time the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after the time a stockholder became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

“Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general, an “interested stockholder” is a stockholder who, together with his, her or its affiliates and associates, owns, or within three years did own, 15% or more of the shares of our outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change of control attempts with respect to us and, therefore, may discourage attempts to acquire us.

Restated Certificate of Incorporation and By-laws

Provisions of our restated certificate of incorporation and by-laws, which are summarized in the following paragraphs, may also have an anti-takeover effect.

Quorum Requirements.  Our by-laws provide for a minimum quorum of a majority in voting power of the issued and outstanding shares of our capital stock entitled to vote.

No Cumulative Voting.  The Delaware General Corporation Law provides that stockholders are denied the right to cumulate votes in the election of directors unless a company’s certificate of incorporation provides otherwise. Our restated certificate of incorporation does not expressly address cumulative voting.

Calling of Special Meeting of Stockholders.  Our by-laws provide that special meetings of our stockholders may be called only by (a) the chairman of our board of directors, (b) our board of directors or (c) our President.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our by-laws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide us with timely notice of their proposal in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. Stockholder proposals or nominations for the election of directors at a meeting held more than 30 days from such anniversary date must be received no later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure was made.

Our by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Limitations on Liability and Indemnification of Officers and Directors.  The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our restated certificate of incorporation includes a provision that eliminates the personal liability of our directors to us and our stockholders for monetary damages for breaches of their fiduciary duties as our directors to the fullest extent permitted by the Delaware General Corporation Law.

Our by-laws provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law and that such indemnitees will also generally be entitled to an advancement of expenses. We are also expressly authorized to, and do, carry directors’ and officers’ insurance for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our by-laws may discourage stockholders from bringing lawsuits against our directors for breaches of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against our directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares.  Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Amendments.  Our restated certificate of incorporation grants our board of directors the authority to make, alter, amend and repeal our by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our restated certificate of incorporation.

Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “INMD.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion summarizes certain material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a non-U.S. holder (as defined below). This discussion is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended, final, temporary and proposed U.S. Treasury regulations promulgated thereunder and current administrative rulings and judicial decisions, all as in effect as of the date hereof. All of these authorities may be subject to differing interpretations or repealed, revoked or modified, possibly with retroactive effect, which could materially alter the tax consequences to non-U.S. holders described in this prospectus.

There can be no assurance that the IRS will not take a contrary position to the tax consequences described herein or that such position will not be sustained by a court. No ruling from the IRS or opinion of counsel has been obtained with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

This discussion is for general information only and is not tax advice. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source;

•	a trust (a) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an entity that is disregarded as separate from its owner if all of its interests are owned by a single person described above.

An individual may be treated, for U.S. federal income tax purposes, as a resident of the United States in any calendar year by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. The 183-day test is determined by counting all of the days the individual is treated as being present in the current year, one-third of such days in the immediately preceding year and one-sixth of such days in the second preceding year. Residents are subject to U.S. federal income tax as if they were U.S. citizens.

This discussion assumes that a prospective non-U.S. holder will hold shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances. In addition, this discussion does not address any aspect of U.S. state or local or non-U.S. taxes, or the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies and financial institutions;

•	tax-exempt organizations;

•	controlled foreign corporations and passive foreign investment companies;

•	partnerships or other pass-through entities;

•	regulated investment companies or real estate investment trusts;

•	pension plans;

•	persons who received our common stock as compensation;

•	brokers and dealers in securities;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	former citizens or residents of the United States subject to tax as expatriates.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. We urge any beneficial owner of our common stock that is a partnership and partners in that partnership to consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock.

Distributions on Our Common Stock

Any distribution on our common stock paid to non-U.S. holders will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will generally constitute a return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, and will be applied against and reduce the non-U.S. holder’s adjusted tax basis. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder that are not treated as effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at a rate of 30% on the gross amount paid, unless the non-U.S. holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. In order to claim the benefit of a tax treaty or to claim an exemption from withholding, a non-U.S. holder must provide a properly executed IRS Form W-8BEN (or successor form) prior to the payment of dividends. A non-U.S. holder eligible for a reduced rate of withholding pursuant to an income tax treaty may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Dividends paid to a non-U.S. holder that are treated as effectively connected with a trade or business conducted by the non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained within the United States by the non-U.S. holder) are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain the exemption, a non-U.S. holder must provide us with a properly executed IRS Form W-8ECI (or successor form) prior to the payment of the dividend. Dividends received by a non-U.S. holder that are treated as effectively connected with a U.S. trade or business generally are subject to U.S. federal income tax at rates applicable to U.S. persons. A non-U.S. holder that is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” imposed at a rate of 30%, or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder who provides us with an IRS Form W-8BEN or Form W-8ECI must update the form or submit a new form, as applicable, if there is a change in circumstances that makes any information on such form incorrect.

Gain On Sale, Exchange or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax or withholding on any gain realized from the non-U.S. holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business (and, if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained within the United States by the non-U.S. holder), in which case the gain will be taxed on a net income basis generally in the same manner as if the non-U.S. holder were a U.S. person, and, if the non-U.S. holder is a corporation, the additional branch profits tax described above in “Distributions on Our Common Stock” may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or

•	we are, or have been at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), a “United States real property holding corporation.”

Generally, we will be a “United States real property holding corporation” if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we have not been and are not currently, and do not anticipate becoming in the future, a “United States real property holding corporation” for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the amount of distributions paid to such holder and the amount of tax withheld, if any. Copies of the information returns filed with the IRS to report the distributions and withholding may also be made available to the tax authorities in a country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

The United States imposes a backup withholding tax on the gross amount of dividends and certain other types of payments (currently at a rate of 28%). Dividends paid to a non-U.S. holder will not be subject to backup withholding if proper certification of foreign status (usually on IRS Form W-8BEN) is provided, and we do not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person. In addition, no backup withholding or information reporting will be required regarding the proceeds of a disposition of our common stock made by a non-U.S. holder within the United States or conducted through certain U.S. financial intermediaries if we receive the certification of foreign status described in the preceding sentence and we do not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person or the non-U.S. holder otherwise establishes an exemption. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner.

U.S. Federal Estate Tax

An individual non-U.S. holder who is treated as the owner, or who has made certain lifetime transfers, of an interest in our common stock will be required to include the value of the common stock in his or her gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

The underwriters named below have agreed to purchase, subject to the terms and conditions of an underwriting agreement among us and the underwriters, the number of shares listed opposite their names below. The underwriters are committed to purchase all of the shares if any are purchased.

Underwriters	Number of Shares

Piper Jaffray & Co.
Cowen and Company, LLC

Total

The underwriters have advised us that they propose to offer the shares to the public at $      per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $      per share. The underwriters may allow and the dealers may reallow a concession of not more than $      per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

We have granted the underwriters an option to purchase up to 600,000 additional shares of common stock from us at the public offering price less the underwriting discount set forth in the table below. The underwriters may exercise this option at any time and from time to time during the 30-day period from the date of this prospectus to cover over-allotments, if any. To the extent any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

The following table shows the underwriting fees to be paid by us to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

We estimate that the total fees and expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $          , which includes $           that we estimate we will pay pursuant to our agreement to reimburse the underwriters for the fees and expenses incurred by them in connection with this offering. The fees and expenses of the underwriters that we have agreed to reimburse are not included in the underwriting discounts set forth in the table above.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We and each of our directors and executive officers are subject to lock-up agreements that prohibit us and them from offering, pledging, announcing the intention to sell, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, making any short sale or otherwise transferring or disposing of, directly or indirectly, any shares of our common stock or any securities convertible into, exercisable or exchangeable for or that represent the right to receive our common stock or entering into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, for a period of at least 90 days following the date of this prospectus without the prior written consent of Piper Jaffray. The lock-up agreement does not prohibit our directors or executive officers from transferring shares of our common stock as a bona fide gift or to certain trusts, subject to certain requirements, including that the transferee be subject to the same lock-up terms, or pursuant to trading plans adopted in accordance with the guidelines specified by Rule 10b5-1 under the Exchange Act in existence as of the date of this prospectus. The lock-up provisions do not prevent us from selling shares to the underwriters pursuant to the underwriting agreement, or from granting options to acquire securities under our existing equity compensation plans or issuing shares upon the exercise or conversion of securities outstanding on the date of this prospectus.

The 90-day lock-up period in all of the lock-up agreements is subject to extension if (a) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Piper Jaffray waives the extension in writing.

Our shares are listed on the Nasdaq Global Market under the symbol “INMD.”

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in our common stock for their own account by selling more shares of common stock than we have sold to them. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids on the Nasdaq Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the Securities and Exchange Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

From time to time in the ordinary course of their respective businesses, the underwriters and certain of their respective affiliates have engaged, and may in the future engage, in commercial banking or investment banking transactions with us and our affiliates.

This prospectus may be made available on the websites maintained by the underwriters and the underwriters may distribute prospectuses electronically.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of our common stock has been made or will be made to the public in that Relevant Member State, except that, with effect from and including such date, an offer of our common stock may be made to the public in the Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of our common stock to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase any such shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Belgium

This offering is exclusively addressed to Qualified Investors within the meaning of article 10, §§ 1 and 2 of the Belgian Prospectus Law of 16 June 2006 and article 2 of the Royal Decree of 26 September 2006 extending the notion of Qualified Investor and of institutional and professional investor; or this offering is addressed to fewer than 100 natural or legal persons on the Belgian territory. Therefore, this prospectus has not been and will not be submitted for approval to the Belgian Banking, Finance and Insurance Commission.

Federal Republic of Germany

This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of 9 September 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht) or any other German governmental authority, and shares of our common stock may not be offered or sold in this offering and copies of this prospectus or any website relating to the shares may not be distributed, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act.

Hong Kong

Our common stock may not be offered or sold by means of any document other than: (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong); (b) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules thereunder; or (c) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance. No advertisement, invitation or other document relating to our common stock may be issued, whether in Hong Kong or elsewhere, where such document is directed at, or the contents are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the laws of Hong Kong), other than with respect to such common stock that is intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules thereunder.

The Netherlands

The shares may not be offered, sold, transferred or delivered in or from within The Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, nor may any other website in respect of the shares be distributed or circulated in The Netherlands, other than to individuals who are legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of The Netherlands Securities Transactions Supervision Act of 1995 (Vrijstellingsregeling wet foezicht effectenverkeer 1995) and its implementing regulations (which includes banks, brokers, pension funds, insurance companies, securities institutions, investment institutions and other institutional investors, including, among others, treasuries of large enterprises, who or which are regularly active in the financial markets in a professional manner).

Norway

This prospectus has not been approved by or registered with any authority in Norway. Accordingly, the shares have not been offered or sold, and will not be offered or sold, to any persons in Norway in any way that would constitute an offer to the public, other than to persons that are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive as implemented in the Norwegian Securities Trading Act of 2007 (the “Norwegian Securities Trading Act”), or otherwise only in circumstances where an exemption from the duty to publish a prospectus under the Prospectus Directive as implemented in the Norwegian Securities Trading Act shall be applicable.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (b) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares of our common stock under Section 275 of the SFA except:

(1) to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2) where no consideration is given for the transfer; or

(3) by operation of law.

Sweden

This document has not been prepared in accordance with the prospectus requirements provided for in the Swedish Financial Instruments Trading Act (lagen (1991:980) om handel med finansiella instrument) nor any other Swedish enactment. Neither the Swedish Financial Supervisory Authority (Finansinspek tionen) nor any other Swedish public body has examined, approved or registered this prospectus.

No shares of our common stock will be offered or sold to any investor in Sweden except in circumstances that will not result in a requirement to prepare a prospectus pursuant to the provisions of the Swedish Financial Instruments Trading Act.

Switzerland

The shares offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to Article 652a or Article 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares being offered pursuant to this prospectus on the SWX Swiss Exchange, and, consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The shares being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of securities.

United Kingdom

In the United Kingdom this document is being distributed only to, and is directed only at, Qualified Investors who are permitted to carry on regulated activity in the United Kingdom by the U.K. Financial Services Authority under the Financial Services and Markets Act 2000 (as amended), persons whose ordinary activities for the purpose of their businesses involve them in buying, selling, subscribing for or underwriting such securities or making arrangements for another person to do so (whether as principal or agent) or advising on investments or other persons who are Investment Professionals within the meaning given in paragraph 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Persons who are not permitted to carry on such regulated activity may not rely on this document.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Faegre & Benson LLP, Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements and schedules of IntegraMed America, Inc. as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, included in this prospectus and the registration statement of which this prospectus is a part, have been so included in reliance on the audit reports of Amper, Politziner & Mattia, LLP, an independent registered public accounting firm, included in this prospectus and the registration statement of which this prospectus is a part, given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and the other information we file with the Securities and Exchange Commission contain additional information about us. Our Securities and Exchange Commission filings are available to the public at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy these reports, proxy statements and other information at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of these reports, proxy statements and other information, upon payment of a duplicating fee, by writing the Public Reference Room. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. You can also inspect these materials at the offices of The Nasdaq Global Market, at 1735 K Street, N.W., Washington, D.C. 20006.

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the securities that may be offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For more information about us and the securities covered by this prospectus, you should see the registration statement and its exhibits and schedules. Any statement made in this prospectus concerning the provisions of documents may be incomplete, and you should refer to the copy of such documents filed as an exhibit to the registration statement with the Securities and Exchange Commission.

INTEGRAMED AMERICA, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2008 and 2007 and June 30, 2009 (unaudited)	F-4
Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006 and the six months ended June 30, 2009 and 2008 (unaudited)	F-5
Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006 and the six months ended June 30, 2009 (unaudited)	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006 and the six months ended June 30, 2009 and 2008 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of IntegraMed America, Inc.

We have audited the accompanying consolidated balance sheets of IntegraMed America, Inc. as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited IntegraMed America, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IntegraMed America, Inc.’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying consolidated financial statements. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IntegraMed America, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, IntegraMed America, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Internal Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in Note 2 and Note 3 to the consolidated financial statements, the Company restated its consolidated financial statements as of December 31, 2007 and 2006 as a result of a change in its revenue recognition policy for its Attain IVF Refund Program, net of the related income tax effect.

As discussed in Note 16 to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of Financial Interpretation (FIN) No. 48 “Accounting for Uncertainty in Income Taxes- an interpretation of Statement of Financial Accounting Standards No. 109.”

/s/ Amper, Politziner & Mattia, LLP
Edison, New Jersey
March 30, 2009

INTEGRAMED AMERICA, INC.

CONSOLIDATED BALANCE SHEETS
(all dollars in thousands, except share amounts)

	December 31,	December 31,	June 30,
	2008	2007	2009
		(restated)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$28,275	$23,740	$31,454
Patient and other receivables, net	6,681	5,511	7,646
Deferred taxes	5,744	5,565	4,352
Other current assets	6,468	4,669	6,463

Total current assets	47,168	39,485	49,915
Fixed assets, net	16,618	16,912	17,328
Intangible assets, Business Service Rights, net	21,956	22,305	21,308
Goodwill	29,478	29,359	29,478
Trademarks	4,442	4,492	4,442
Other assets	1,781	1,619	3,274

Total assets	$121,443	$114,172	$125,745

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,853	$1,895	$1,864
Accrued liabilities	16,676	16,941	17,407
Current portion of long-term notes payable and other obligations	11,351	3,661	11,329
Due to Fertility Medical Practices	6,354	9,043	10,141
Attain IVF Refund Program deferred revenue and other Patient Deposits	13,892	12,465	14,432

Total current liabilities	51,126	44,005	55,173
Long-term notes payable and other obligations	18,868	21,799	16,836
Deferred and other tax liabilities	696	1,819	271

Total Liabilities	70,690	67,623	72,280
Commitments and Contingencies
Shareholders’ equity:
Common Stock, $.01 par value — 15,000,000 shares authorized on December 31, 2008 and 2007 and June 30, 2009, respectively, 8,645,694, 8,558,083 and 8,774,994 shares issued and outstanding on December 31, 2008 and 2007 and June 30, 2009, respectively	87	86	88
Capital in excess of par	54,943	53,890	55,702
Other comprehensive loss	(375)	(82)	(293)
Treasury stock, at cost — 22,682, 14,175 and 46,408 shares on December 31, 2008 and 2007 and June 30, 2009, respectively	(211)	(165)	(375)
Accumulated deficit	(3,691)	(7,180)	(1,657)

Total shareholders’ equity	50,753	46,549	53,465

Total liabilities and shareholders’ equity	$121,443	$114,172	$125,745

See accompanying notes to the consolidated financial statements.

INTEGRAMED AMERICA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(all amounts in thousands, except per share amounts)

	For the Year			For the Six-Month Period
	Ended December 31,			Ended June 30,
	2008	2007	2006	2009	2008
		(restated)	(restated)	(unaudited)

Revenues, net
Fertility Centers	$138,440	$121,078	$112,767	$73,574	$67,797
Consumer Services	19,013	15,804	13,051	10,229	8,635
Vein Clinics	39,950	14,284	—	24,667	18,904

Total revenues	197,403	151,166	125,818	108,470	95,336

Costs of services and sales:
Fertility Centers	128,224	111,059	104,357	67,875	62,923
Consumer Services	14,331	12,325	9,412	7,556	6,315
Vein Clinics	37,299	13,304	—	22,631	17,869

Total costs of services and sales	179,854	136,688	113,769	98,062	87,107

Contribution
Fertility Centers	10,216	10,019	8,410	5,699	4,874
Consumer Services	4,682	3,479	3,639	2,673	2,320
Vein Clinics	2,651	980	—	2,036	1,035

Total contribution	17,549	14,478	12,049	10,408	8,229

General and administrative expenses	10,654	10,536	9,380	6,569	5,098
Interest income	(383)	(1,256)	(1,073)	(143)	(273)
Interest expense	1,563	1,136	695	566	849

Total other expenses	11,834	10,416	9,002	6,992	5,674

Income before income taxes	5,715	4,062	3,047	3,416	2,555
Income tax provision	2,226	1,391	1,084	1,382	1,030
Income tax benefit	—	—	(821)	—	—

Net income	$3,489	$2,671	$2,784	$2,034	$1,525

Basic and diluted net earnings per share:
Basic earnings per share	$0.40	$0.32	$0.34	$0.23	$0.18
Diluted earnings per share	$0.40	$0.32	$0.34	$0.23	$0.18
Weighted average shares — basic	8,618	8,310	8,090	8,767	8,570
Weighted average shares — diluted	8,691	8,410	8,194	8,829	8,652

See accompanying notes to the consolidated financial statements.

INTEGRAMED AMERICA, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(all amounts in thousands)
(Restated)

				Accumulated
	Common Stock		Capital in	Comprehensive	Treasury Stock		Accumulated	Total
	Shares	Amount	Excess of Par	Income	Shares	Amount	Deficit	Equity

BALANCE AT DECEMBER 31, 2005	8,008	$80	$49,364	$—	133	$(937)	$(12,635)	$35,872
Stock grants issued, net	85	1	58	—	—	—	—	59
Stock grant compensation expense amortization	—	—	405	—	—	—	—	405
Exercise of common stock options and related tax benefits	187	1	498	—	—	—	—	499
Amortization of common stock option compensation expense	—	—	87	—	—	—	—	87
Unrealized loss on hedging transaction	—	—	—	(9)	—	—	—	(9)
Retirement of Treasury stock, net of shares issued upon exercise of options or issuance of stock grants	(153)	(1)	(1,167)	—	(133)	937	—	(231)
Net income for the year ended 12/31/06	—	—	—	—	—	—	2,784	2,784

BALANCE AT DECEMBER 31, 2006	8,127	81	49,245	(9)	—	—	(9,851)	39,466
Stock grants issued, net	78	—	—	—	19	(228)	—	(228)
Stock grant compensation expense amortization	—	—	558	—	—	—	—	558
Exercise of common stock options and related tax benefits	35	1	154	—	—	—	—	155
Treasury stock transactions, net	(5)	—	(63)	—	(5)	63	—	—
Issuance of common stock upon acquisition of Vein Clinics of America, Inc.	337	4	3,996	—	—	—	—	4,000
Unrealized loss on hedging transaction	—	—	—	(73)	—	—	—	(73)
Net income for the year ended 12/31/07	—	—	—	—	—	—	2,671	2,671

BALANCE AT DECEMBER 31, 2007	8,572	86	53,890	(82)	14	(165)	(7,180)	46,549
Stock grants issued, net	99	1	(1)	—	—	—	—	—
Stock grant compensation expense amortization	—	—	858	—	—	—	—	858
Exercise of common stock options and related tax benefits	11	1	360	—	2	(23)	—	338
Treasury stock transactions, net	(14)	(1)	(164)	—	7	(23)	—	(188)
Unrealized loss on hedging transaction	—	—	—	(293)	—	—	—	(293)
Net income for the year ended 12/31/08	—	—	—	—	—	—	3,489	3,489

BALANCE AT DECEMBER 31, 2008	8,668	87	54,943	(375)	23	(211)	(3,691)	50,753
Stock awards granted, net	142	1	(1)	—	23	(164)	—	(164)
Restricted stock award and stock option expense amortization	—	—	740	—	—	—	—	740
Stock options exercised	11	—	20	—	—	—	—	20
Unrealized gain on hedging transaction	—	—	—	82	—	—	—	82
Net income for the six months ended June 30, 2009	—	—	—	—	—	—	2,034	2,034

BALANCE AT JUNE 30, 2009 (unaudited)	8,821	$88	$55,702	$(293)	46	$(375)	$(1,657)	$53,465

See accompanying notes to the consolidated financial statements

INTEGRAMED AMERICA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(all amounts in thousands)

				For the
	For the Year			Six-Month Period
	Ended December 31,			Ended June 30,
	2008	2007	2006	2009	2008
		(restated)	(restated)	(unaudited)

Cash flows from operating activities:
Net income	$3,489	$2,671	$2,784	$2,034	$1,525
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,288	6,450	5,705	3,598	3,623
Deferred income tax provision	(1,068)	469	(799)	(590)	(284)
Deferred or stock-based compensation	858	558	492	740	378
Changes in assets and liabilities —
Decrease (increase) in assets, net of assets acquired from VCA
Patient and other accounts receivables	(1,170)	(378)	45	(965)	(885)
Prepaids and other current assets	(643)	(1,040)	(403)	5	351
Other assets	(162)	(122)	(99)	13	(180)
(Decrease) increase in liabilities, net of liabilities acquired from VCA
Accounts payable	958	(271)	590	(989)	960
Accrued liabilities	(1,421)	2	3,890	567	(195)
Due to medical practices	(2,689)	4,744	(650)	3,787	(1,718)
Attain IVF Refund Program deferred revenue and other patient deposits	1,427	2,873	2,408	540	1,078

Net cash provided by operating activities	6,867	15,956	13,963	8,740	4,653

Cash flows from investing activities:
Purchase of business service rights	(950)	(2,653)	—	—	(950)
Cash paid to purchase VCA, net of cash acquired	(119)	(25,409)	—	—	(119)
Purchase of other intangibles	50	(40)	(12)	—	(94)
Purchase of fixed assets and leasehold improvements, net	(5,695)	(6,222)	(3,233)	(3,660)	(3,608)

Net cash used in investing activities	(6,714)	(34,324)	(3,245)	(3,660)	(4,771)

Cash flows from financing activities:
Proceeds from issuance of debt	7,880	25,000	—	—	—
Debt repayments	(3,648)	(15,163)	(1,382)	(1,921)	(1,436)
Common Stock transactions	150	87	327	20	85

Net cash provided by (used in) financing activities	4,382	9,924	(1,055)	(1,901)	(1,351)

Net increase (decrease) in cash and cash equivalents	4,535	(8,444)	9,663	3,179	(1,469)
Cash and cash equivalents at beginning of period	23,740	32,184	22,521	28,275	23,740

Cash and cash equivalents at end of period	$28,275	$23,740	$32,184	$31,454	$22,271

Supplemental Information:
Interest paid	$1,632	$1,024	$695	$520	$472
Income taxes paid	$1,526	$1,130	$327	$3,593	$736

See accompanying notes to the consolidated financial statements.

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	THE COMPANY:

IntegraMed America, Inc. is a specialty healthcare services company offering products and services to patients and providers in the fertility and vein care segments of the health industry.

As of December 31, 2008 and June 30, 2009, our fertility line of business encompassed two of our reporting segments and was comprised of 34 contracted fertility centers serving major markets across the United States, with products and services designed to support fertility center growth, assist patients with treatment financing, an Attain IVF Refund (formerly Shared Risk Refund) Program and captive insurance offerings. As of June 30, 2009, we offered defined business services to 11 of these contracted fertility centers under our Partner Program, and a more discrete menu of services to 23 other fertility centers under our Affiliate Program. All 34 centers have access to our consumer services offerings which are comprised of our Attain IVF Refund Program.

In late 2008, our Consumer Services division re-launched its Shared Risk Refund Program under the name “Attain IVF.” This re-branding was done to reflect advantages offered by the program beyond its packaged pricing features and to seek to position the program in a leadership role among smaller, similar programs offered by other providers. We have also modified our revenue recognition model for this program as described in Note 2 and Note 3. All amounts presented for 2007 and 2006 have been restated to reflect this change in revenue recognition.

Our vein clinics division, which began operations in August, 2007, was, as of June 30, 2009, comprised of 34 (32 as of December 31, 2008) vein clinics serving major markets, which primarily provide minimally invasive advanced treatment for vein diseases. We offer defined business services to these clinics which are designed to support their operations and growth.

NOTE 2 —	RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS:

The accompanying 2007 and 2006 consolidated financial statements have been restated to reflect a change in the revenue recognition policy for our Attain IVF Refund Program. Our previous revenue recognition policy had generally recognized the non-refundable patient fees (generally 30% of the contract amount) as revenue upon the completion of the first treatment cycle and we now recognize the non-refundable fees based on the relationship of the relative fair value of each treatment to the total fair value of the treatment package available to each patient. We also recognize a “warranty reserve” representing the estimated cost of services to be provided in the event a qualified patient miscarries. This restatement does not impact the cash flows from the operations of this program or the ultimate profits to be recognized, only the timing of the revenue recognition for a portion of the fees that we collect from our customers.

The cumulative effect of this change in policy as of December 31, 2008, is to defer approximately $3.5 million of revenue into 2009 which would have been recognized in 2008. Similarly we recognized a substantial amount of revenue in 2008 which had been deferred from 2007. The change in revenue on

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

our financial statements for the years ended December 31, 2008, 2007 and 2006 is illustrated below (000’s):

	For the Twelve Months Ended
	December 31,
	2008	2007	2006

Revenue recognized from prior year	$2,796	$1,964	$1,344
Revenue deferred to future year	(3,477)	(2,796)	(1,964)

Net change in annual revenue	$(681)	$(832)	$(620)

Our new revenue recognition policy, as more fully described in Note 3 — “Summary of Significant Accounting Policies,” changes the timing of the revenue recognition for the non-refundable fees, and aligns it more closely to the underlying treatment cycles delivered to the patient.

The change in the timing related to revenue recognition had the following effects:

	For the Year Ended			Six Months Ended
	December 31,			June 30,
	2008	2007	2006	2008

Revenue as reported	$198,084	$151,998	$126,438	$95,473
Net Change in reported revenue	(681)	(832)	(620)	(137)

Revenue as restated	$197,403	$151,166	$125,818	$95,336

Income before income taxes as reported	$6,454	$4,952	$3,731	$2,720
Net change in reported revenue	(681)	(832)	(620)	(137)
Net change in reserve for medical costs	(58)	(58)	(64)	(28)

Income before income taxes as restated	$5,715	$4,062	$3,047	$2,555

Income tax provision as reported	$2,514	$1,695	$507	$1,094
Net change in income taxes from above adjustments	(288)	(304)	(244)	(64)

Income tax provision as restated	$2,226	$1,391	$263	$1,030

Net income as reported	$3,940	$3,257	$3,224	$1,626
Summary of above adjustments	(451)	(586)	(440)	(101)

Net income as restated	$3,489	$2,671	$2,784	$1,525

Diluted earnings per share as reported	$0.45	$0.39	$0.39	$0.19
Change in earnings per share from above adjustments	(0.05)	(0.07)	(0.05)	(0.01)

Diluted earnings per share as restated	$0.40	$0.32	$0.34	$0.18

Current liabilities as reported	$47,329	$40,946	$25,687	$41,023
Cumulative effect of restatement on liabilities	3,797	3,059	2,169	3,224

Current liabilities as restated	$51,126	$44,005	$27,856	$44,247

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended			Six Months Ended
	December 31,			June 30,
	2008	2007	2006	2008

Shareholders’ Equity as reported	$53,158	$48,503	$40,834	$50,453
Cumulative effect of restatement on Shareholders’ Equity	(2,405)	(1,954)	(1,368)	(2,055)

Shareholders’ Equity as restated	$50,753	$46,549	$39,466	$48,398

NOTE 3 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Unaudited Interim Financial Information —

The interim consolidated financial statements and related disclosures as of June 30, 2009 and for the six months ended June 30, 2009 and 2008 are unaudited and have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”). The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, and in the opinion of management, reflect all adjustments of a normal recurring nature considered necessary to present the Company’s financial position as of June 30, 2009 and the results of its operations and its cash flows for the six months ended June 30, 2009 and 2008. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

Basis of consolidation —

The consolidated financial statements comprise the accounts of IntegraMed America, Inc. and its wholly owned subsidiaries. With the acquisition of Vein Clinics of America, Inc. (VCA) in the third quarter of 2007, we reorganized our service offerings into three major product lines, Fertility Centers, Consumer Services and Vein Clinics. In our Fertility Centers Segment, we derive our revenues from business service contracts with independent fertility centers. Our Consumer Services Segment derives its revenues from fees assessed to patients enrolling in our Attain IVF Refund Program, fees assessed to affiliated fertility clinics, and fees derived from fertility patient financing products. Our Vein Clinics Segment derives revenues from billings to patients and third party payors for treatment services rendered based upon the amount billed to the patient or their payor less any expected contractual allowances resulting from specified rates contained within payor contracts.

We evaluate whether we should report the results of the clinical operations in which we have management service contracts in accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46 (revised December 2003) (FIN 46R) “Consolidation of Variable Interest Entities.” Since we do not have a controlling financial interest in any of the fertility medical practices to which we provide services, and we are not the primary beneficiary or obligor of their financial results (our contracts provide for the physician owners of the clinics to receive any excess or deficit of profits) we do not consolidate their results. This is further supported by the facts that the physician owners of the clinics have voting control with respect to such entities and sufficient equity interests to fund such entities. We do have effective voting control and a controlling financial interest in the operations of each of the vein clinics, where we are the primary beneficiary and obligor of their financial results and therefore consolidate the results of those clinic operations. Accordingly, we report the revenue for patient services only from the vein clinic segment and those fertility patients who enroll in the Attain IVF Refund Program (included in our consumer services segment).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassifications —

With the addition of VCA, we have realigned the way we operate our business into three segments. As a result, we have reclassified certain costs for all years presented within the three divisions to reflect this change in our operating structure and to provide a clearer view of each division’s operating performance and efficiency. The result of this change is to reduce overall contribution margins and unallocated General and Administrative costs, as reported in previous periods.

Stock split effected in the form of a stock dividend —

In May 2007 and June 2006, we effected a 25% stock split in the form of a stock dividend. Where applicable, we have restated our capital accounts, shares outstanding, weighted average shares and earnings per share calculations for all years in these financial statements and related footnotes to reflect these transactions.

Revenue Recognition —

Fertility Centers — Partner service fees

Under all of our fertility Partner agreements, we receive as compensation for our services a three-part fee comprised of: (i) a tiered percentage of the fertility center’s net revenues, (ii) reimbursed costs of services (costs incurred in servicing a fertility center and any costs paid on behalf of the fertility center) and (iii) either a fixed percentage ranging from 10% to 20%, or a fixed dollar amount (limited to $1,071,000 and $1,865,000 for the year ended December 31, 2008 at our two largest fertility centers) of the fertility center’s earnings after service fees, which may be subject to further limits. All revenues from Partner contracts are recorded in the period services are rendered. Direct costs incurred by us in performing our services and costs incurred on behalf of the medical practices are reported as costs of services. Revenue and costs are recognized in the same period in which the related services have been performed.

Consumer Services — Affiliate Service Fee

Under our Affiliate agreements, we receive as compensation for our services a fixed fee dependent upon the level of service provided. All revenues and costs from Affiliate contracts are recorded in the period services are rendered.

Consumer Services — Attain IVF Refund Program

The Attain IVF Refund Program consists of a fertility treatment package that includes a fixed number of treatment cycles for one fixed price with a significant refund if treatment is unsuccessful. We receive payment directly from consumers who qualify for the program and the patient contracts with us for the provision of medical services. We arrange for patient treatment by contracting with affiliated fertility clinics for the provision of patient care. We pay contracted fertility centers a defined reimbursement for each treatment cycle performed. Since the Company is the primary obligor in the arrangement, the Company has latitude in establishing the price, the Company performs a portion of the contracted service, the Company has discretion in supplier selection, the amount earned by the Company per transaction is not fixed and the patient looks to the Company as the contracting party, these arrangements qualify for gross accounting under EITF 99-19. We have revised our revenue recognition policy and have restated all periods presented to reflect the revised revenue recognition policy described below.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

By contract, a portion of the contract amount (generally 30%) is non-refundable and is recognized as revenue based on the relative fair value of each treatment cycle completed relative to the total fair value of the contracted treatment package available to the patient, following the guidance of Emerging Issues Task Force statement 00-21. The remaining revenue, which consists of the 70% refundable portion as well as any part of the 30% non-refundable portion not yet recognized as revenue, is recorded upon the patient becoming pregnant and achieving a fetal heartbeat (most of the patients that are pregnant at this point go on to deliver a baby). We are able to record income at the time of pregnancy as we have substantially completed our obligation to the patient, discharged the patient from the care of the fertility specialists, and can accurately estimate the amount of expenses and refunds that will become due if there is a pregnancy loss. We are able to make these estimates for pregnancy loss based upon reliable Company specific data with respect to the large homogeneous population we have served for more than seven years. Expenses prior to pregnancy related to the program and principally paid to the affiliated fertility clinic are recorded as incurred.

Accordingly, at each balance sheet date, we have established a liability for patients in the Attain IVF Refund Program for the following:

1. Deposits for customers who have not yet begun treatment and for whom no revenue has been recognized (we expect such amounts to be recognized as income or refunded within twelve to eighteen months).

2. Refund reserve for those patients who became pregnant, but may not deliver a baby. (See Note 12)

3. Medical costs associated with additional treatments to a patient who became pregnant, did not deliver a baby and still has additional treatments available under their treatment package. (See Note 12)

The table below presents the balances of each of these liabilities as of the respective dates (000’s):

	December 31,		June 30,
	2008	2007	2009	2008

Deposits or refundable fees	$12,636	$11,254	$12,952	$11,391
Refund reserve for pregnant patients	386	403	294	403
Medical cost reserve	321	262	347	290

Due to the characteristics of the program, we assume the risk for a patient’s treatment cost in excess of their enrollment fee should initial treatment cycles be unsuccessful. In order to moderate and manage this risk, we have developed a sophisticated statistical model and case management program in which Attain IVF Refund Program patients are medically pre-approved prior to enrollment in the program. We also continuously review their clinical criteria as they undergo treatment. If, while undergoing treatment, a patient’s clinical response falls outside our criteria for participation in the Attain IVF Refund Program, we have the right to remove that individual from the program, with an applicable refund to the patient. To date, our case management process has been effective in managing the risks associated with our Attain IVF Refund Program within expected limits. A patient may withdraw from the program at any time and will be issued a refund.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Attain IVF Refund Program is available to the self-pay patient. Approximately 11.5%, 12.9%, 11.6% and 9.6% of the self-pay patients served by our network chose to enroll in the Attain IVF Refund Program in the six months ended June 30, 2009, and the years ended December 31, 2008, 2007 and 2006, respectively.

Consumer Services — Pharmaceutical Sales

Marketing fees associated with third-party pharmaceutical sales are recorded upon shipment to customers. Our revenues for the periods presented are comprised of these marketing fees and not from the sales of actual pharmaceuticals.

Consumer Services — Patient Financing

A fertility treatment cycle can be an expensive process for which many patients do not have full medical insurance coverage. As a service to these patients, we can arrange financing to qualified patients of our network at rates significantly lower than credit cards and other finance companies. Our financing operations are administered by a third-party vendor and loans are made to qualified patients by an independent bank or finance organization. We are not at risk for loan losses and receive a placement fee from the lender involved. Since many financing transactions are closely associated with our Attain IVF Refund Program, financing revenues, which we receive and record at the time the loans are closed, are reported as part of that program.

Vein Clinics — Patient Revenues and Accounts Receivable and Allowance for Uncollectible Accounts

Our relationship with the individual medical practices comprising our vein clinics division meets the test for consolidation under FIN 46R “Consolidation of Variable Interest Entities.” Among these tests is the fact that we hold a controlling financial interest in the medical practices, we are the primary beneficiary of the results of the practices and we absorb any losses of the practices. As a result of these relationships, we consolidate the medical practice’s patient revenues in our financial statements. These revenues are derived from the treatment of individual patients and revenue is recognized when the services are performed, net of estimated contractual allowances.

The medical practices have agreements with third-party payors that provide for payments at amounts different from established rates. Payment arrangements include prospectively determined rates for reimbursed cost and discounted charges. Revenue is reported at the estimated net realizable amounts from patients and third-party payors.

A summary of the payment arrangements with major third-party payors follows:

•	Medicare: All outpatient services related to Medicare beneficiaries are paid based on a fixed physician fee schedule per service which is updated annually.

•	Other: Estimates for contractual allowances under managed care health plans are based primarily on the payment terms of contractual arrangements, such as predetermined rates per diagnosis, per diem rates or discounted fee for service rates.

Approximately 17% of gross patient revenues of the Vein Clinics Division for the year ended December 31, 2008, related to services rendered to patients covered by the Medicare program.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Laws and regulations governing the Medicare program are complex and subject to interpretation. Management is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation.

Our accounts receivable are primarily comprised of patient and third-party receivables arising from services provided by our vein care division. Receivables due from third-party payors are carried at an estimated collectible value determined by the original charge for the service provided, less an estimate for contractual allowances or discounts provided to the third-party payors. Receivables due directly from patients are carried at the original charge for the service provided less an estimated allowance for uncollectible amounts. Contractual allowance and uncollectible reserve amounts are determined based on historical collection performance data and are reviewed and adjusted monthly as necessary.

Vein Clinics — Deferred Compensation Arrangements

The Professional Corporations providing medical services at the clinics have entered into employment agreements with physicians at clinic sites providing for multi-year bonus compensation to be accumulated over a physician’s first five years of employment. Accumulated balances are paid out during the years following this period, or after specific performance targets have been met. These obligations are funded in physician designated investment accounts on a quarterly basis. At December 31, 2008, these balances totaled approximately $938,000 and at June 30, 2009, these balances totaled approximately $922,000.

Intangible and Long-Lived Assets —

Our intangible assets are comprised of Business Service Rights associated with our fertility Partner contracts, Goodwill associated with our acquisition of VCA, and Trademarks, also principally associated with our VCA acquisition.

Business Service Rights represent payments we made for the right to service certain fertility centers. We amortize our non-refundable Business Service Rights on a straight-line basis over the life of the underlying contract, usually ten to twenty five years. Our refundable Business Service Rights are not amortized as they are contractually reimbursable from the medical practice upon termination of the underlying contract. Our Goodwill and Trademark assets associated with the VCA acquisition are deemed to have indefinite lives and are therefore not amortized.

We test all of our intangible and long-lived assets for impairment on a regular basis in accordance with Financial Accounting Standards (FAS) 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (FAS 144). If we record an impairment loss, it may have a material adverse effect on our results of operations for the year in which the impairment is recorded. As of June 30, 2009 and December 31, 2008, none of our long lived assets were deemed to be impaired.

Use of Estimates —

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The use of estimates and assumptions in the preparation of the accompanying consolidated financial statements is most significant with respect to the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

determination of net revenues and accounts receivable and reserves for estimated refunds due to pregnancy losses in our Attain IVF Refund Program.

Due to Medical Practices —

Due to Medical Practices represents the net amounts owed by us to contracted medical practices in our Partner Program. This balance is comprised of amounts due to us by the medical practices for funds which we advanced for use in financing their accounts receivable, less balances owed to the medical practices by us for undistributed physician earnings and patient deposits we hold on behalf of the medical practices.

Cash and cash equivalents —

Cash and cash equivalents primarily include all highly liquid debt instruments with original maturities of three months or less, recorded at cost, which approximates market.

Concentrations of credit risk —

Financial instruments, which potentially expose us to concentrations of credit risk, consist primarily of trade receivables from patients and third-party payors which totaled approximately $14.5 million at June 30, 2009 and $13.2 million and $12.2 million as of December 31, 2008 and 2007, respectively. Our related reserves for uncollectible accounts and contractual allowances totaled $6.8 million, $6.5 million and $6.7 million as of June 30, 2009 and December 31, 2008 and 2007, respectively.

Income taxes —

We account for income taxes utilizing the asset and liability approach in accordance with FAS 109, “Accounting For Income Taxes.” Deferred tax assets and liabilities are recognized on differences between the book and tax basis of assets and liabilities using presently enacted tax rates. The income tax provision is the sum of the amount of income tax paid or payable for the year as determined by applying the provisions of enacted tax laws to the taxable income for that year and the net change during the year in our deferred tax assets and liabilities. (See Note 16).

Earnings per share —

We determine earnings per share in accordance with FAS 128 “Earnings Per Share.” Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares, and potential common shares, outstanding during the reporting period. (See Note 17).

Fair value of financial instruments —

The fair value of a financial instrument, such as a note payable, represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amounts of financial instruments that are recorded at historical cost amounts. We believe that the carrying amounts of cash and cash equivalents, our accounts receivable and accounts payable approximate fair value due to their short-term nature.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2008 and 2007, the carrying amount of our long-term liabilities approximates the fair value of such instruments based upon our best estimate of interest rates that would be available to us for similar debt obligations with similar maturities.

Recently issued accounting pronouncements —

FAS 157-3: In October 2008, the FASB issued FASB Staff Position (FSP) FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.” The FSP clarifies the application of FAS 157, “Fair Value Measurements,” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The FSP is effective for prior periods for which financial statements have not been issued. We currently believe that FAS 157-3 will not have a material impact on our consolidated financial statements.

FAS 142-3: In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “Goodwill and Other Intangible Assets” (FAS 142). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FAS 141R, and other U.S. generally accepted accounting principles. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We currently believe that FAS 142-3 will have no material impact on our consolidated financial statements.

FAS 161: In March 2008, the FASB issued FAS 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133” (FAS 161). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedge items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for fiscal years after November 15, 2008. We currently believe that FAS 161 will have no material impact on our consolidated financial statements.

FAS 160: In December 2007, the FASB issued FAS 160, “Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (FAS 160). FAS 160 requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company’s equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. FAS 160 is effective for fiscal years after December 15, 2008. We currently believe that FAS 160 will have no material impact on our consolidated financial statements.

FAS 141R: In December 2007, the FASB issued FAS 141 (Revised 2007), “Business Combinations” (FAS 141R). The objective of FAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

combination and its effects. To accomplish that, FAS 141R establishes principles and requirements for how the acquirer:

a. Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree

b. Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase

c. Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination

This statement is effective for fiscal years beginning on or after December 15, 2008. We currently believe that FAS 141R will not have a material impact on our consolidated financial statements

FAS 157: In September 2006, the FASB issued FAS 157, “Fair Value Measurements” (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and became effective for us on January 1, 2008.

Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. The FASB establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation as of the measurement date and expands disclosures about financial instruments measured at fair value. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels defined by FAS 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities are as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at this level are equities listed in active markets, investments in publicly traded mutual funds with quoted market prices and listed derivatives.

Level 2: Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data of the instrument’s anticipated life. Fair value assets and liabilities that are generally included in this category are municipal bonds and certain derivatives.

Level 3: Financial assets and financial liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Consideration is given to the risk inherent in the valuation method and the risk inherent in the inputs to the model. Generally, assets and liabilities carried at fair value and included in this category are certain derivatives.

The adoption of FAS 157 did not have a material impact on our consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FSP 141(R)-1: In April 2009, the FASB issued FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business combination That Arise from Contingencies” (FSP 141(R)-1). FSP 141(R)-1 requires that assets acquired and liabilities assumed in a business combination that arise from pre-acquisition contingencies, be recognized at fair value at the acquisition date, if fair value can be determined during the measurement period. If the acquisition date fair value cannot be determined, the guidance in FASB Statement No. 5, “Accounting for Contingencies” (FASB ASC 450), and FIN No. 14, “Reasonable Estimation of the Amount of a Loss” (FASB ASC 450-20), should be applied. FSP 141(R)-1 also eliminates the requirement to disclose an estimate of the range of outcomes of recognized contingencies at the acquisition date and requires that contingent consideration arrangements of an acquiree assumed by the acquirer in a business combination be treated as contingent consideration of the acquirer and should be initially and subsequently measured at fair value in accordance with FAS 141(R)-1. FSP 141(R)-1 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Adoption of FSP 141(R)-1 did not have a material impact on our financial statements.

FSP 157-4: In April 2009, the FASB also issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP 157-4). FSP 157-4 provides additional guidance for estimating fair value in accordance with FAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for interim and annual reporting periods after June 15, 2009. Adoption of FSP 157-4 did not have a material impact on our financial statements.

FSP 107-1 and APB 28-1: In April 2009, the FASB issued FSP FAS 107-1 and APB No. 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP 107-1 and APB 28-1), which requires quarterly disclosure of information about the fair value of financial instruments within the scope of FAS 107, “Disclosures about Fair Value of Financial Instruments.” FSP 107-1 and APB 28-1 has an effective date requiring adoption by the third quarter of 2009 with early adoption permitted. The adoption of FSP 107-1 and APB 28-1 will not have a material impact on our consolidated financial statements.

FAS 165: In May 2009, the FASB issued FAS 165, “Subsequent Events” (FAS 165), which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FAS 165 will become effective in the third quarter of 2009. The adoption of FAS 165 will not have a material impact on our consolidated financial statements. In accordance with FAS 165, the Company evaluated all events and transactions that occurred after June 30, 2009 up through August 7, 2009, the date the Company issued its unaudited consolidated financial statements for the six-month period ended June 30, 2009. During this period, the Company did not have any material recognizable subsequent events.

FAS 166: In June 2009, the FASB issued FAS 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (FAS 166). FAS 166 amends FAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (FASB ASC 860) and will significantly change how entities account for transfers of financial assets. FAS 166 eliminates the qualifying special purpose entity (QSPE) concept. All QSPE’s will be subject to the consolidation considerations of FAS 167. The new standard also includes a number of changes and clarifications that restrict the ability of companies to derecognize financial assets. A transfer of financial assets that does

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

not meet the criteria for derecognition is treated as a secured financing rather than a sale. In addition, the new standard requires disclosures aimed at improving the transparency of any continuing involvement with transfers of financial assets, the nature of any restrictions on the transferor’s assets that relate to a transferred financial asset, and how a transfer of financial assets affects the company’s balance sheet, earnings, and cash flows. FAS 166 applies to all transfers of financial assets occurring in the first fiscal year beginning after November 15, 2009 and in interim periods in those years. Adoption of FAS 166 will not have a material impact on our financial statements.

FAS 167: In June 2009, the FASB issued FAS 167, “Amendments to FASB Interpretation No. 46(R)” (FAS 167), which amends FIN 46 (revised December 2003) to address the elimination of the concept of a QSPE. FAS 167 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, FAS 167 provides more timely and useful information about an enterprise’s involvement with a variable interest entity. FAS 167 will become effective in the first quarter of 2010. The adoption of FAS 167 will not have a material impact on our consolidated financial statements.

FAS 168: In June 2009, the FASB issued FAS 168, “The FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (FAS 168), which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles. FAS 168 explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission (SEC) under federal securities laws as authoritative generally accepted accounting principles for SEC registrants. FAS 168 will become effective in the fourth quarter of 2009 and will not have a material impact on our consolidated financial statements.

NOTE 4 —	SIGNIFICANT SERVICE CONTRACTS:

For the six months ended June 30, 2009 and the years ended December 31, 2008, 2007, and 2006, the following contracted fertility centers each individually provided greater than 10% of our revenues, net and/or contribution as follows:

	Percent of				Percent of
	Company Revenues, Net				Contribution
	Six				Six
	Months				Months
	Ended	Year Ended			Ended	Year Ended
	June 30,	December 31,			June 30,	December 31,
	2009	2008	2007	2006	2009	2008	2007	2006

RSC of New England	7.1	7.2	9.0	10.7	9.1	9.1	11.0	12.2
Fertility Centers of Illinois	13.9	16.1	19.0	22.0	13.2	13.3	15.3	16.3
Shady Grove Fertility Center	18.3	17.9	21.2	22.7	16.7	16.1	20.3	19.0

Under all of our fertility Partner agreements, we receive as compensation for our services a three-part fee comprised of: (i) a tiered percentage of the fertility centers net revenues, (ii) reimbursed costs of services (costs incurred in servicing a fertility center and any costs paid on behalf of the fertility center)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and (iii) a either a fixed percentage, or a fixed dollar amount of the fertility centers earnings after services fees, which may be subject to further limits.

The third tier of our fee structure with these significant contracts contains provisions as follows:

•	RSC of New England — a fixed annual percentage of the center’s earnings.

•	Fertility Centers of Illinois — a fixed percentage of the center’s earnings subject to a fixed dollar amount as an upper boundary ($1,865,000) and a fixed dollar amount as a lower boundary ($932,000) subject to a fixed percentage of the center’s earnings limitation.

•	Shady Grove Fertility Center — a fixed dollar amount of the center’s earnings subject to a fixed percentage of the center’s earnings limitation ($1,071,000 is the upper boundary and $540,000 is the lower boundary of this calculation).

NOTE 5 —	SEGMENT INFORMATION:

We follow the requirements contained in FAS 131, “Disclosures about Segments of an Enterprise and Related Information” (FAS 131), with respect to identifying and reporting business segments. FAS 131 requires that segment reporting reflect our organizational structure, major revenue sources, lines of responsibility and senior management’s perspective of our organization. With the acquisition of VCA during the third quarter of 2007, we reorganized our service offerings into three product lines: Fertility Centers, Consumer Services and Vein Clinics. Each of the operating segments includes an element of overhead specifically associated with it. Such overhead costs were previously reported as General and Administrative costs, and have been reclassified in all periods presented to better reflect the operating results of our business segments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Performance by segment, for the three years ended December 31, 2008, 2007 (restated) and 2006 (restated) and the six months ended June 30, 2009 and 2008 are presented below (000’s omitted):

	Fertility	Consumer	Vein
	Centers	Services	Clinics(1)	Corp G&A	Consolidated

For the Year ended December 31, 2008
Revenues	$138,440	$19,013	$39,950	$—	$197,403
Cost of services	128,224	14,331	37,299	—	179,854

Contribution	10,216	4,682	2,651	—	17,549
Operating margin	7.4%	24.6%	6.6%	—	8.9%
General and administrative	—	—	—	10,654	10,654
Interest (income) expense, net	(181)	—	8	1,353	1,180

Income (loss) before income taxes	$10,397	$4,682	$2,643	$(12,007)	$5,715

Depreciation expense included above	$4,327	$3	$761	$898	$5,989
Capital expenditures, net	$4,053	$—	$1,057	$585	$5,695
Total assets	$36,885	$331	$46,750	$37,477	$121,443

For the Year ended December 31, 2007
Revenues	$121,078	$15,804	$14,284	$—	$151,166
Cost of services	111,059	12,325	13,304	—	136,688

Contribution	10,019	3,479	980	—	14,478
Operating margin	8.3%	22.0%	6.9%	—	9.6%
General and administrative	—	—	—	10,536	10,536
Interest (income) expense, net	(203)	—	2	81	(120)

Income (loss) before income taxes	$10,222	$3,479	$978	$(10,617)	$4,062

Depreciation expense included above	$4,003	$3	$255	$846	$5,107
Capital expenditures, net	$4,654	$—	$906	$662	$6,222
Total assets	$42,586	$888	$44,786	$25,912	$114,172

For the Year ended December 31, 2006
Revenues	$112,767	$13,051	$—	$—	$125,818
Cost of services	104,357	9,412	—	—	113,769

Contribution	8,410	3,639	—	—	12,049
Operating margin	7.5%	27.9%	—	—	9.6%
General and administrative	—	—	—	9,380	9,380
Interest (income) expense, net	(279)	—	—	(99)	(378)

Income (loss) before income taxes	$8,689	$3,639	$—	$(9,281)	$3,047

Depreciation expense included above	$3,594	$2	$—	$614	$4,210
Capital expenditures, net	$2,158	$—	$—	$1,075	$3,233
Total assets	$41,458	$995	$—	$33,870	$76,323

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fertility	Consumer	Vein
	Centers	Services	Clinics(1)	Corp G&A	Consolidated

For the Six Months ended June 30, 2009
Revenues	$73,574	$10,229	$24,667	$—	$108,470
Cost of services	67,875	7,556	22,631	—	98,062

Contribution	5,699	2,673	2,036	—	10,408
Operating margin	7.7%	26.1%	8.3%	—	9.6%
General and administrative	—	—	—	6,569	6,569
Interest (income) expense, net	—	—	—	423	423

Income (loss) before income taxes	$5,699	$2,673	$2,036	$(6,992)	$3,416

Depreciation expense included above	$2,089	$1	$419	$441	$2,950
Capital expenditures, net	$2,717	$—	$383	$560	$3,660
Total assets	$36,916	$192	$48,841	$39,796	$125,745

For the Six Months ended June 30, 2008
Revenues	$67,797	$8,635	$18,904	$—	$95,336
Cost of services	62,923	6,315	17,869	—	87,107

Contribution	4,874	2,320	1,035	—	8,229
Operating margin	7.2%	26.9%	5.5%	—	8.6%
General and administrative	—	—	—	5,098	5,098
Interest (income) expense, net	(109)	—	2	683	576

Income (loss) before income taxes	$4,983	$2,320	$1,033	$(5,781)	$2,555

Depreciation expense included above	$2,191	$1	$373	$410	$2,975
Capital expenditures, net	$2,718	$—	$597	$293	$3,608
Total assets	$43,101	$2,101	$45,658	$23,705	$114,565

(1)	Acquired August 8, 2007.

NOTE 6 —	CASH AND CASH EQUIVALENTS:

Cash and short term investments consist of cash and short term marketable securities. To the extent that cash balances exceed short term operating needs, excess cash is invested in short term interest bearing instruments. It is our policy to restrict our investments to high-quality securities with fixed maturity

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

dates and principal amounts. The composition of our cash and short term investments is as follows (000’s omitted):

	December 31,		June 30,
	2008	2007	2009

Cash	$26,807	$22,156	$16,934
Money market funds	58	118	—
Certificates of deposit	1,400	1,400	14,450
Accrued interest income	10	66	70

Total cash and cash equivalents	$28,275	$23,740	$31,454

NOTE 7 —	PATIENT AND OTHER RECEIVABLES, NET:

Patient and other receivables are principally comprised of gross patient and insurance receivables from our Vein Clinics segment which represent outstanding balances due for patient treatments less estimated allowances for insurance contractual agreements and uncollectible balances. Insurance contractual allowances are calculated based on recent allowance trends stratified by major payor category and uncollectible reserves are based on both historical trends and specific identification of specific accounts. For the periods ended December 31, 2008 and 2007 and June 30, 2009, we believe that our receivable reserves were adequate to provide for any contractual or collection issues.

The composition of our patient and other receivables is as follows (000’s omitted):

	December 31,		June 30,
	2008	2007	2009

Vein Clinic patient and insurance receivables	$12,865	$11,966	$14,049
Reserve for insurance contractual allowance	(3,866)	(3,339)	(3,704)
Reserve for uncollectible accounts	(2,648)	(3,386)	(2,891)

Subtotal Vein Clinic receivables, net	6,351	5,241	7,454
Other receivables	330	270	192

Total Patient and other receivables, net	$6,681	$5,511	$7,646

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 8 —	FIXED ASSETS, NET:

Fixed assets, net at December 31, 2008 and 2007 and June 30, 2009 consisted of the following (000’s omitted):

	December 31,		June 30,
	2008	2007	2009

Furniture, office and computer equipment	$18,311	$17,158	$18,922
Medical equipment	7,396	6,259	8,419
Leasehold improvements	21,059	19,091	22,445
Construction in progress	63	148	701
Assets under capital leases	427	427	427

Total	47,256	43,083	50,914
Less — Accumulated depreciation and amortization	(30,638)	(26,171)	(33,586)

	$16,618	$16,912	$17,328

Our fixed assets are depreciated on a straight line basis. We generally assign useful lives of five years to assets classified as furniture, fixtures, office and medical equipment. Assets classified as computer hardware and software are generally assigned a three year useful life and leasehold improvements are depreciated over the lesser of their useful life, or the term of the lease.

Depreciation expense on fixed assets for the six months ended June 30, 2009 and the years ended December 31, 2008 and 2007 was $2,948,000, $5,989,000, and $5,107,000, respectively. Assets under capital leases are comprised of various medical equipment. Accumulated amortization related specifically to capital leases at June 30, 2009 and December 31, 2008 and 2007 was $167,000, $126,000 and $59,000, respectively.

NOTE 9 —	BUSINESS SERVICE RIGHTS, NET:

Business Service Rights, net at December 31, 2008 and 2007 and June 30, 2009 consisted of the following (000’s omitted):

	December 31,		June 30,
	2008	2007	2009

Business Service rights, net	$34,205	$33,255	$34,205
Less accumulated amortization	(12,249)	(10,950)	(12,897)

Total	$21,956	$22,305	$21,308

Business Service Rights are negotiated one-time payments we generally make to physician practices joining our fertility Partner Program. These payments are made to secure the right to provide business services to the practices for contracted terms generally ranging from ten to twenty five years. Depending upon the negotiated terms, these payments may be refundable at the termination of the contract or non-refundable. We amortize our non-refundable Business Service Rights over the life of the applicable contract. Refundable Business Service Rights, which totaled approximately $6.1 million as of

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2008 and $6.1 million as of June 30, 2009, are not amortized because these amounts will be repaid to us upon termination of the contract.

For the six months ended June 30, 2009 and the twelve months ended December 31, 2008 and 2007, amortization expense related to our Business Service Rights totaled approximately $0.6 million, $1.3 million and $1.3 million, respectively.

As of December 31, 2008, amortization expense of our Business Service Rights in future years are as follows (000’s omitted):

2009	$1,300
2010	1,300
2011	1,300
2012	1,300
2013	1,300
Thereafter	9,356

Total payments	$15,856

We test our Business Service Rights for impairment on a regular basis in accordance with FAS 144. To date, no impairment charges have been recognized.

NOTE 10 —	GOODWILL:

On August 8, 2007, IntegraMed acquired 100 percent of the outstanding common shares of VCA. With this acquisition IntegraMed became a leading provider of services to the vein disease segment in the health care market. At the date of acquisition, VCA operated 27 clinics in 11 states. This acquisition also provided the opportunity for operational efficiencies in the form of cost reductions through economies of scale and resource sharing for both organizations. Purchase accounting principles in accordance with FAS 141, “Business Combinations” were applied and accordingly, only the results of VCA operations subsequent to its acquisition are included in the accompanying financial statements.

The goodwill of $29.5 million arising from this acquisition consists largely of the market potential expected from the operations and enhanced resources of VCA. All of this goodwill was assigned to VCA’s vein care operations, with none of the goodwill expected to be deductible for income tax purposes.

The following pro forma data reflects the consolidated revenue and earnings of IntegraMed America, Inc, and Subsidiaries had the VCA acquisition date been January 1, 2006 (000’s omitted):

			Basic
			Earnings
	Revenue	Net Income	per Share

Supplemental pro forma for 01/01/2007 to 12/31/2007	$171,269	$3,090	$0.37
Supplemental pro forma for 01/01/2006 to 12/31/2006	$154,299	$3,270	$0.40

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We test our goodwill for impairment in accordance with the provisions of FAS 142. This test consists of a two-step process. The first step is to identify potential impairment by comparing the fair value of the underlying asset with its carrying amount. If the fair value, which is based on future cash flows, exceeds the carrying amount, the intangible asset is not considered impaired. If the carrying amount exceeds the fair value, the second step must be performed to measure the amount of the impairment loss, if any. The second step compares the implied fair value of the intangible with the carrying amount of that intangible. If the implied fair value is less than the carrying amount, an impairment loss would be recognized in an amount equal to the excess of the carrying amount of the intangible over its implied fair value. To date we have not recorded any impairment losses.

NOTE 11 —	TRADEMARKS:

Trademarks and other intangibles, net at December 31, 2008 and 2007 and June 30, 2009 consisted of the following trademark items (000’s omitted):

	December 31,		June 30,
	2008	2007	2009

IntegraMed America, Inc.	$42	$92	$42
Vein Clinics of America, Inc.	4,400	4,400	4,400

Total	$4,442	$4,492	$4,442

We do not amortize our trademarks as they have an indefinite useful life. We do test our trademarks for impairment on a regular basis in accordance with FAS 144. To date, no impairment charges have been recognized.

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 12 —	ACCRUED LIABILITIES:

Accrued liabilities as of December 31, 2008 and 2007 (restated) and June 30, 2009 consisted of the following (000’s omitted):

	December 31,		June 30,
	2008	2007	2009

Accrued payroll	$1,665	$4,286	$3,873
Accrued employee incentives and benefits	3,072	3,062	2,774
Accrued vacation	151	300	168
Accrued physician incentives (VCA)	2,754	2,542	3,594
New physician recruitment	113	103	121
Accrued costs on behalf of medical practices	1,894	1,884	2,444
Accrued rent	1,166	892	1,137
Accrued professional fees	250	390	213
Accrued insurance	1,246	196	412
Reserves for estimated Attain IVF Refund Program patient refunds	386	403	294
Reserve for Attain IVF Refund Program post-pregnancy expenses	321	262	347
Accrued federal and state taxes	1,780	424	170
Other accrued taxes	300	350	238
Other(1)	1,578	1,847	1,622

Total accrued liabilities	$16,676	$16,941	$17,407

(1)	Individually represents less than 5% of total accrued liabilities.

NOTE 13 —	DUE TO MEDICAL PRACTICES:

Due to Medical Practices is comprised of the net amounts owed by us to fertility medical practices contracted as Partners. This balance is comprised of amounts due to us by the medical practices for funds which we advanced for use in financing their accounts receivable, less balances owed to the medical practices by us for undistributed physician earnings and patient deposits we hold on behalf of the medical practices.

While we are responsible for the management and collection of the Partner’s accounts receivable, as part of the business services we provide, the credit and collection risk for these receivables remains with the medical practice. We finance the receivables with full recourse. Amounts financed relating to uncollectible accounts are recovered from the medical practice in the month uncollectible reserves are established or accounts are written-off.

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2008 and 2007 and June 30, 2009, Due to Medical Practices was comprised of the following balances (000’s omitted):

	December 31,		June 30,
	2008	2007	2009

Advances to Partners for receivable financing	$(17,121)	$(15,585)	$(16,285)
Undistributed Physician Earnings	3,205	6,338	4,690
Physician practice patient Deposits	20,270	18,290	21,736

Due to Medical Practices, net	$6,354	$9,043	$10,141

Our responsibilities to the these medical practices are to provide financing for their accounts receivable and to hold patient deposits on their behalf as well as undistributed physician earnings.

We are also responsible for the collection of the Partner accounts receivables, which we finance with full recourse. We have no other funding commitments to the Partner.

NOTE 14 —	NOTES PAYABLE AND OTHER OBLIGATIONS:

Notes payable and other obligations at December 31, 2008 and 2007 and June 30, 2009 consisted of the following (000’s omitted):

	December 31,		June 30,
	2008	2007	2009

Note payable to bank	$29,309	$25,000	$19,928
Revolving Line of Credit	—	—	7,500
Derivative Fair valuation adjustment	609	82	477
Obligations under capital lease	301	378	260

Total notes payable and other obligations	$30,219	$25,460	$28,165
Less — Current portion	(11,351)	(3,661)	(11,329)

Long-term notes payable and other obligations	$18,868	$21,799	$16,836

Note Payable to Bank —

In August 2007, as part of our acquisition of VCA, we secured a new $25 million 5-year term loan. Our previous term loan of $7.7 million was paid off in its entirety as part of this agreement. After deducting the previous loan amount, interest and fees, our net funding from Bank of America was $17.0 million. Other features of this credit facility include a $10 million three-year revolving line of credit. Availability of borrowings under the working capital revolver is based on eligible accounts receivable, as defined in the credit agreement. As of June 30, 2009 and December 31, 2008 under the revolving line of credit the full amount of $10.0 million was available, of which $7.5 million was outstanding.

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Each component of our amended credit facility bears interest by reference, at our option, to Bank of America’s prime rate minus a margin or to LIBOR plus a margin. The margin is dependent upon a leverage test, ranging from 2.00% to 2.75% in the case of LIBOR-based term loans and 0.0% to 0.50% in the case of prime-based term loans. Interest on the revolving line of credit is at the prime rate less up to 0.50% or at LIBOR plus 1.50% to 2.50% depending on a leverage test. Interest on the prime-based loans is payable quarterly beginning November 8, 2007 and interest on LIBOR-based loans is payable on the last day of each applicable interest period. As of December 31, 2008 and June 30, 2009, interest on the term loan was payable at a rate of approximately 2.71% and 2.57%, respectively. Unused amounts under the working capital revolver bear a commitment fee of 0.25% and are payable quarterly.

In order to mitigate the interest rate risk associated with our new term loan, we entered into an interest rate swap agreement with Bank of America in August 2007 for 50% of the loan amount, or $12.5 million. The effect of this swap transaction was to effectively fix the interest rate on our term loan at 5.39% plus the applicable margin for the life of the loan. See Note 15.

Our Bank of America credit facility is collateralized by substantially all of our assets. As of June 30, 2009 and December 31, 2008, we were in full compliance with all applicable debt covenants. We also continuously review our credit agreements and may renew, revise or enter into new agreements from time to time as deemed necessary.

Debt Maturities —

At December 31, 2008, aggregate note payments, including capital lease obligation payments, in future years were as follows (000’s omitted):

2009	$11,351
2010	3,861
2011	3,868
2012	11,139

Total payments	$30,219

Leases —

Our capital lease obligation relates to medical equipment acquired for certain vein care clinics.

We maintain operating leases for our corporate headquarters and for medical office space for our Partner fertility centers and our vein clinics. We also have operating leases covering certain medical equipment. Aggregate rental expense under operating leases was approximately $11.5 million, $10.7 million, and $9.3 million, for the years ended December 31, 2008, 2007 and 2006, respectively.

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2008, the minimum lease payments for assets under capital and non-cancelable operating leases in future years were as follows (000’s omitted):

	Capital	Operating

2009	$102	$9,416
2010	102	8,825
2011	102	8,520
2012	33	7,701
2013	—	6,927
Thereafter	—	18,964

Total minimum lease payments	$339	$60,353

Less — Amount representing interest	38

Present value of minimum lease payments	$301

NOTE 15 —	OTHER COMPREHENSIVE LOSS:

IntegraMed is exposed to the risk that its earnings and cash flows could be adversely impacted by market driven fluctuations in the level of interest rates. It is our policy to manage these risks by using a mix of fixed and floating rate debt and derivative instruments.

During the third quarter of 2007, we entered into a revised financing agreement with Bank of America. This agreement contained an interest rate swap provision designed to hedge risks associated with $12.5 million of our then $25.0 million term loan. As a result of this agreement, our net income for the twelve months ended December 31, 2008 and the six months ended June 30, 2009 includes additional financing costs of approximately $260,000 and $163,000, respectively, and we expect to record additional financing costs of approximately $300,000 related to the swap agreement over the coming twelve months given current interest rate forecasts (these financing costs are expected to be offset by lower interest expense on the portion of the term loan that was not hedged over this same time frame).

In addition to the costs included in our reported net income, recording this hedge at fair value also generated a non-recognized tax-effected loss of approximately $293,000 for the twelve months ended December 31, 2008, a tax-effected gain of approximately $82,000 for the six months ended June 30, 2009 and a tax-effected loss totaling $293,000 over the life of the hedge as of June 30, 2009, which is reported as part of our Other Comprehensive Income.

The fair value of this hedge was calculated in accordance with FAS 157, utilizing Level 2 inputs of quoted prices for similar liabilities in active markets, specifically three-month Eurodollar LIBOR rates.

We deem this hedge to be highly effective as it shares the same termination date and amortization schedule as the underlying debt subject to the hedge and any change in fair value inversely mimics the appropriate portion of the hedged item. As of June 30, 2009 and December 31, 2008, we had no other hedge or derivative transactions.

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes total comprehensive income (loss) for the applicable periods (000’s omitted):

	For the Year Ended			For the Six Months Ended
	December 31,			June 30,
	2008	2007	2006	2009	2008

Net income as reported	$3,489	$2,671	$2,784	$2,034	$1,525
Net non-recognized gain (loss) on derivative transactions	(293)	(73)	(9)	82	(139)

Total comprehensive income	$3,196	$2,598	$2,775	$2,116	$1,386

NOTE 16 —	INCOME TAXES:

The provision for income taxes consisted of the following (000’s omitted):

	For the Year Ended			For the Six Months Ended
	December 31,			June 30,
	2008	2007	2006	2009	2008

Current taxes:
Federal	$2,699	$1,049	$811	$1,579	$151
State	644	391	575	341	55

Total current tax expense	$3,343	$1,440	$1,386	$1,920	$206

Deferred taxes:
Federal	$(903)	$171	$(703)	$(443)	$710
State	(214)	(220)	(420)	(95)	114

Total deferred tax expense (benefit)	$(1,117)	$(49)	$(1,123)	$(538)	$824

Total tax provision	$2,226	$1,391	$263	$1,382	$1,030

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The financial statement income tax provision differed from income taxes determined by applying the statutory federal income tax rate to the financial statement income before income taxes for the years ended December 31, 2008, 2007 and 2006 and the six months ended June 30, 2009 and 2008 primarily as a result of the following (000’s omitted):

	For the Year Ended			For the Six Months Ended
	December 31,			June 30,
	2008	2007	2006	2009	2008

Provision at U.S. federal statutory rate	$1,943	$1,381	$1,036	$1,159	$878
State income taxes, net of federal tax effect	244	81	102	160	118
Non-deductible expenses	27	62	57	27	25
Tax-exempt interest income	(14)	(199)	(129)	—	(4)
Adjustment to deferred tax assets	—	—	(33)	—	—
Other	—	39	(2)	26	—
Change in FIN 48 liability	26	27	—	10	13
Change in deferred tax asset valuation allowance	—	—	(768)	—	—

Income tax expense	$2,226	$1,391	$263	$1,382	$1,030

Significant components of the deferred tax assets (liabilities) as of December 31, 2008 and 2007 and June 30, 2009 and 2008 were as follows (000’s omitted):

	December 31,		June 30,
	2008	2007	2009	2008

Deferred tax assets
Net operating loss carry forwards	$—	$109	$—	$—
Temporary book to tax differences	6,055	5,513	6,195	4,785

Total deferred tax assets	6,055	5,622	6,195	4,785

Deferred tax liabilities
Depreciation and amortization	(737)	(1,613)	(333)	(1,516)
Other	(18)	(58)	—	(58)

Total deferred tax liabilities	(755)	(1,671)	(333)	(1,574)

Net total deferred tax asset	$5,300	$3,951	$5,862	$3,211

The uncertainties that existed prior to December 31, 2006 related to our ability to generate sufficient taxable income to fully utilize our deferred tax asset valuation allowance related to our net operating loss (NOL) carry-forward deductions. The utilization of the NOL was further complicated by a Section 382 of the tax code limitation as a result of a change in control from ten years earlier. While in one year we could generate significant taxable earnings, our ability to utilize our NOL was capped by the Section 382 limit leaving NOLs to be realized by future taxable income. Each year future projected taxable earnings were evaluated and as it became clear that a certain amount of NOLs would be utilized we released that part of the allowance. When it became clear that projections of taxable income

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

would be sufficient to utilize the remaining NOLs, we released the balance of the valuation allowance. At no time prior to the final release did we believe the realization of all the remaining NOL was assured.

We assess the realizability of our deferred tax assets at each interim and annual balance sheet date based on actual and forecasted operating results in order to determine the proper amount, if any, required for a valuation allowance. As a result of this assessment, we believe that it is more likely than not, given the weight of available evidence, that all of our deferred tax assets will be realized. We will continue to assess the realizability of our deferred tax assets at each interim and annual balance sheet date in order to determine the proper amount, if any, required for a valuation allowance.

Effective January 1, 2007, we adopted FIN 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which clarifies the accounting and disclosure for uncertainty in income taxes. The adoption of FIN 48 did not have a material impact on our financial statements.

We file income tax returns in the U.S. federal jurisdiction and various states. For federal income tax purposes, our 2007 and 2008 tax years remain open for examination by the tax authorities under the normal three year statute of limitations. A federal income tax examination for tax years through 2006 was completed during 2008 resulting in no adjustment to our income tax liability. For state tax purposes, our 2004 through 2008 tax years remain open for examination by the tax authorities under a four year statute of limitations.

A reconciliation of the unrecognized tax benefits for the years ended December 31, 2008 and 2007 and the six months ended June 30, 2009 and 2008 follow:

	Unrecognized
	Tax Benefits (000’s)
	December 31,		June 30,
	2008	2007	2009	2008

Beginning balance	$149	$188	175	149
Additions for current year tax positions	46	39	17	22
Additions for prior year tax positions	—	—	—	—
Reductions for prior year tax positions	(31)	(3)	—	—
Settlements	—	(66)	—	—
Reductions related to expirations of statute of limitations	—	(11)	(10)	—
Additional interest	11	2	9	8

Ending balance	$175	$149	$191	$179

As of December 31, 2008 and 2007, all of the unrecognized tax benefits could affect our tax provision and effective tax rate.

In accordance with our accounting policy, both before and after adoption of FIN 48, interest expense and penalties related to income taxes are included in the income tax expense line of our consolidated statement of operations. For the years ended December 31, 2008 and 2007, we recognized $11,000 and $2,000, respectively, for interest expense related to uncertain tax positions. As of December 31, 2008 and 2007, we had recorded liabilities for interest expense related to uncertain tax positions in the

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amounts of $26,000 and $33,000, respectively. We made no accrual for penalties related to income tax positions. For the six months ended June 30, 2009 and 2008, we recognized $9,000 and $8,000, respectively, for interest expense related to uncertain tax positions. As of June 30, 2009 and 2008, we had recorded liabilities for interest expense related to uncertain tax positions in the amounts of $39,000 and $23,000, respectively.

NOTE 17 —	EARNINGS PER SHARE:

The reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2008, 2007 (restated) and 2006 (restated) and the six months ended June 30, 2009 and 2008 is as follows (000’s omitted, except for per share amounts):

	For the Year Ended			For the Six Months Ended
	December 31,			June 30,
	2008	2007	2006	2009	2008

Numerator
Net Income	$3,489	$2,671	$2,784	$2,034	$1,525
Denominator
Weighted average shares outstanding	8,618	8,310	8,090	8,767	8,570
Effect of dilutive options and warrants	73	100	104	62	82

Weighted average shares and dilutive potential common shares	8,691	8,410	8,194	8,829	8,652

Basic earnings per common share	$0.40	$0.32	$0.34	$0.23	$0.18

Diluted earnings per common share	$0.40	$0.32	$0.34	$0.23	$0.18

For the year ended December 31, 2008, options to purchase approximately 124,000 shares of common stock were excluded from the computation of diluted earnings per share as the exercise price of the options was above the average market price of the shares of common stock. For the years ended December 31, 2007 and 2006, there were no outstanding options to purchase shares of common stock which were excluded from the computation of the diluted earnings per share amount as the exercise price of all outstanding options was less than the average market price of the shares of common stock.

For the years ended December 31, 2008, 2007 and 2006, there were no outstanding warrants to purchase shares of common stock which were excluded from the computation of the diluted earnings per share amount as the exercise prices of any outstanding warrants were less than the average market price of the shares of common stock.

For the six-month periods ended June 30, 2009 and 2008, there were 121,054 and 123,252, respectively, outstanding options to purchase shares of common stock which were excluded from the computation of the diluted earnings per share amount as the exercise prices of these outstanding options were greater than the average market price of the shares of common stock.

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 18 —	SHAREHOLDERS’ EQUITY:

During the six months ended June 30, 2009 and the twelve months ended December 31, 2008, 2007 and 2006, we issued approximately 142,000, 99,000, 78,000 and 106,000 shares, respectively, of restricted common stock as deferred compensation to several officers and directors with an aggregate value of $978,000, $899,000, $956,000 and $887,000, respectively. These shares were valued at their fair value on the date of grant, and are amortized to expense over their vesting period which generally is a three year period.

During 2008, we issued incentive stock options to purchase approximately 128,000 shares of common stock to several officers of the company with an aggregate fair value of approximately $741,000 on the date of issue. These options have a term of ten years and vest ratably over a four year period.

During 2006, we received approximately 19,000 shares of our common stock in consideration for the exercise of common stock options on behalf of various officers and individuals. These shares were received in lieu of cash for the exercise price of the options pursuant to terms allowed under our stock option plans. As of the dates the underlying options were exercised, these shares were valued at approximately $187,000 and were accounted for as Treasury Stock.

Our Board of Directors has authorized the retirement of common stock held as Treasury Stock on a periodic basis. As such we retired approximately 14,000, 5,000 and 191,000 shares of Treasury Stock during the years ended December 31, 2008, 2007 and 2006 respectively. As of June 30, 2009 and December 31, 2008 there were approximately 46,000 and 22,000 shares, respectively, of common stock held as Treasury Stock.

In May 2007 and June 2006 we effected a 25% stock split in the form of a stock dividend. Where applicable we have restated our capital accounts, shares outstanding, weighted average shares and earnings per share calculations for all years in these financial statements and related footnotes to reflect these transactions.

NOTE 19 —	STOCK-BASED EMPLOYEE COMPENSATION:

We account for our stock based employee compensation plans under FAS 123 (revised 2004), “Share-Based Payment” (FAS 123R). FAS 123R addresses the accounting for share based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. FAS 123R requires that such transactions be accounted for using a fair value based method.

In considering the fair value of the underlying stock when we grant options or issue restricted stock, we consider several factors including the fair values established by market transactions. Stock-based compensation includes significant estimates and judgments of when stock options might be exercised, forfeiture rates and stock price volatility. The timing of option exercises is out of our control and depends upon a number of factors including our market value and the financial objectives of the option holders. These estimates can have a material impact on our stock compensation expense but will have no impact on our cash flows.

We currently have three stock option plans which have been previously approved by the stockholders. Under the 1992 Incentive and Non-Incentive Stock Option Plan (1992 Plan), the 2000 Long-term

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation Plan (2000 Plan) and the 2007 Long-term Compensation Plan (2007 Plan), 500,000, 700,000 and 500,000 shares, subject to adjustment, of common stock, respectively, were reserved for issuance of incentive and non-incentive stock options and stock grants. The 1992 Plan expired in May 2002, and although some options are still outstanding, no further awards may be made under that plan. Under the 2000 and 2007 Plans, stock options and stock grants may be awarded to employees, directors and such other persons as the Board of Directors determines will contribute to our success. Vesting periods are set by the Board of Directors and stock options are generally exercisable during a ten-year period following the date of award, with stock grants generally vesting in three to five years. The Board of Directors has the authority to accelerate the maturity of any stock option or grant at its discretion, and all stock options and grants have anti-dilution provisions. Under all of our plans, options expire three months from the date of the holder’s termination of employment or twelve months in the event of disability or death. As of December 31, 2008, there were 356,784 shares available for granting under these plans. As of June 30, 2009, there were 464,933 shares available for granting under these plans. We recognize compensation cost for stock option plans over the vesting period based on the fair value of the option as of the date of the grant.

The following table sets forth information about the weighted-average fair value of options granted during the periods below, and the assumptions used for each grant:

	For the			For the
	Twelve Months			Six Months
	Ended			Ended
	December 31,			June 30,
	2008	2007	2006	2009	2008

Fair Value of Options	$8.45	N/A	N/A	N/A	$8.45
Dividend yield	0.0%	N/A	N/A	N/A	0.0%
Expected volatility	51.8%	N/A	N/A	N/A	51.8%
Risk free interest rate	4.0%	N/A	N/A	N/A	4.0%
Expected term in years	6.3	N/A	N/A	N/A	6.3%

Our dividend yield assumptions on the underlying common stock upon which the options were granted anticipate that all earnings will be retained for use in the operation and expansion of the Company and no dividends will be paid to shareholders. Our expected volatility is based on historic trading patterns of our common stock. The risk free interest rate is based on the yield of short term U.S. Treasury securities in effect at the time of the grant. The expected term of the options reflects our historic exercise and forfeiture experience with similar option grants.

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock option activity under these plans is summarized below:

	Number of
	Shares of
	Common Stock
	Underlying	Weighted Average
	Options	Exercise Price

Options outstanding at December 31, 2005	391,178	$2.22
Granted	—	—
Exercised	(240,721)	$2.12
Canceled	(4,063)	$2.94

Options outstanding at December 31, 2006	146,394	$2.35
Granted	—	—
Exercised	(42,146)	$2.38
Canceled	(2,029)	$2.94

Options outstanding at December 31, 2007	102,219	$2.33
Granted	127,844	$8.45
Exercised	(3,047)	$2.68
Cancelled	—	—

Options outstanding at December 31, 2008	227,016	$5.78
Granted	—	—
Exercised	(11,175)	$1.84
Cancelled	—	—

Options outstanding at June 30, 2009	215,841	$5.98

Options exercisable at:
December 31, 2006	146,394	$2.35
December 31, 2007	102,219	$2.33
December 31, 2008	99,171	$2.34
June 30, 2009	92,944	$2.87

As of June 30, 2009 and December 31, 2008, stock options outstanding and exercisable by price range were as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	Outstanding	Weighted-Average		Exercisable
Range of	as of	Remaining	Weighted-Average	as of	Weighted-Average
Exercise Prices	06/30/09	Contractual Life	Exercise Price	06/30/2009	Exercise Price

$0.00 — $2.55	58,731	1.6	$2.13	58,731	$2.13
$2.56 — $4.00	29,265	2.8	$2.95	29,265	$2.95
$4.01 — $20.00	127,845	9.0	$8.45	4,948	$11.20

	215,841	6.1	$5.98	92,944	$2.87

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	Outstanding	Weighted-Average		Exercisable
Range of	as of	Remaining	Weighted-Average	as of	Weighted-Average
Exercise Prices	12/31/2008	Contractual Life	Exercise Price	12/31/2008	Exercise Price

$0.00 — $2.55	69,906	1.9	$2.09	69,906	$2.09
$2.56 — $5.00	29,265	3.3	$2.95	29,265	$2.95
$5.01 — $20.00	127,845	9.5	$8.45	—	—

	227,016	6.3	$5.78	99,171	$2.34

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was approximately $57,000, $100,000 and $499,000 respectively. The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2008, 2007 and 2006 was approximately $333,000, $238,000, and $344,000, respectively. The aggregate intrinsic value of options outstanding and exercisable as of June 30, 2009 was approximately $408,000.

During the years ended December 31, 2008, 2007 and 2006, we issued restricted stock grants to selected officers and members of the Board of Directors. These stock grants vest over a three, five or ten year period for officers, with grants to directors vesting immediately. These grants are valued at the closing market price on the date granted with the associated compensation expense recognized ratably over the applicable period.

Compensation expense recognized in connection with stock options for the years ended December 31, 2008, 2007 and 2006 was $105,000, $0 and $0, respectively, and $95,000 and $6,000, respectively, for the six-month periods ended June 30, 2009 and 2008. Compensation expense recognized in connection with stock grants for the years ended December 31, 2008, 2007 and 2006 was $753,000, $558,000 and $405,000 respectively. As of December 31, 2008, remaining unamortized stock compensation expense for both stock options and stock grants was approximately $2.0 million and will be recognized as follows (000’s):

	Stock	Stock
	Options	Grants

2009	$246	$556
2010	246	396
2011	145	179
2012	—	71
2013	—	40
Thereafter	—	79

Unamortized stock compensation costs	$637	$1,321

As of June 30, 2009, we had approximately $542,000 of unrecognized compensation costs related to stock options which will be recognized over the remaining vesting period, which approximates the service period. As of June 30, 2009, we had approximately recognized $1,653,000 of unrecognized compensation costs related to stock grants which will be recognized over the vesting periods, which approximates the service period.

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 20 —	QUARTERLY FINANCIAL DATA (UNAUDITED):

Summarized quarterly financial data for 2009, 2008 (restated for first three quarters), 2007 (restated) and 2006 (restated) appear below (in thousands, except per share data):

	Revenues, Net				Contribution
	2009	2008	2007	2006	2009	2008	2007	2006

First quarter	$52,355	$45,611	$32,176	$30,402	$4,908	$3,691	$2,918	$2,998
Second quarter	56,115	49,725	33,786	31,638	5,500	4,538	3,532	2,861
Third quarter	N/A	52,018	40,099	31,635	N/A	4,780	4,225	3,123
Fourth quarter	N/A	50,049	45,105	32,143	N/A	4,540	3,803	3,067

Total year	$108,470	$197,403	$151,166	$125,818	$10,408	$17,549	$14,478	$12,049

					Diluted Net
	Net Income				Income Per Share(1)
	2009	2008	2007	2006	2009	2008	2007	2006

First quarter	$920	$621	$469	$445	$0.10	$0.08	$0.06	$0.05
Second quarter	1,114	904	659	413	0.13	0.10	0.08	0.05
Third quarter	N/A	979	811	431	N/A	0.11	0.09	0.06
Fourth quarter	N/A	985	732	1,495	N/A	0.11	0.09	0.18

Total year	$2,034	$3,489	$2,671	$2,784	$0.23	$0.40	$0.32	$0.34

(1)	The sum of the quarterly earnings per share may not equal the full year earnings per share as the computations of the weighted average shares outstanding for each quarter and the full year are made independently.

NOTE 21 —	COMMITMENTS AND CONTINGENCIES:

Capital Leases —

Refer to Note 14 for a summary of capital lease commitments.

Reliance on Third Party Vendors —

Our fertility and vein clinics are dependent on a limited number of primary third-party vendors that produce supplies and medications vital to treating infertility and vein disease. Should any of these vendors experience a supply shortage, it may have an adverse impact on the operations of our clinical locations and network members. To date, no shortage or disruption has been experienced.

Employment Agreements

We have an employment agreement with our President and Chief Executive Officer. Pursuant to that agreement, we may terminate the President and Chief Executive Officer’s employment without cause on thirty days’ notice, in which event severance pay equal to twelve months’ base salary plus an annual bonus, calculated without regard to the condition precedents established under the bonus plan, will be payable in a lump sum.

The employment agreement further provides that in the event that within one year after a “Change of Control” (as defined therein) of the Company occurs, and the President and Chief Executive Officer’s

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

employment is terminated, the President and Chief Executive Officer will be paid a lump sum amount equal to his base salary for a 24-month period following termination, plus twice the full amount of his annual bonus based on his then current salary, without regard to the condition precedents established for the bonus payment. Based on this change of control provision, if there had been a change of control of the Company in 2008, or during the six months ended June 30, 2009, and the President and Chief Executive Officer’s employment was terminated effective December 31, 2008 or June 30, 2009, either for “Good Reason” or without cause, then the President and Chief Executive Officer would be entitled to termination pay equal to $660,000 or $750,000, respectively, representing his then annualized base salary for 24-months, plus $429,000 or $487,500, respectively, representing twice the amount to which he was eligible under our Executive Incentive Compensation Plan for 2008 or 2009, respectively.

We have also entered into indemnification and change in control severance agreements with certain of our management employees, which include, among other terms, noncompetition provisions and salary and benefits continuation. Our minimum aggregate commitment under these agreements at December 31, 2008 and June 30, 2009 was approximately $3.2 million and $3.3 million, respectively.

Commitments to Partners —

In accordance with the majority of our Partner agreements, we are obligated to: (i) on an ongoing basis, advance funds to the fertility centers to fund operations and provide services; and (ii) on a monthly basis, transfer to the fertility centers funds equal to the net accounts receivable generated that month to finance those receivables less any amounts owed to us for services fees and/or advances.

Litigation and Compliance with Health Care Regulations —

From time to time, we are party to legal proceedings in the ordinary course of business and are required to maintain compliance with extensive health care regulations. None of these proceedings or potential issues associated with health care regulation compliance are expected to have a material adverse effect on our financial position, results of operations or cash flow.

Insurance —

As of June 30, 2009, December 31, 2008 and December 31, 2007, we and our affiliated fertility centers and vein clinics were insured with respect to medical malpractice risks on a claims made basis. We believe, either through the captive insurance company, or on the open market, we will be able to obtain renewal coverage for both our fertility and vein care physicians in the future. We are not aware of any claims against us or our affiliated medical practices, which would expose us, or our affiliated medical practices to liabilities in excess of insured amounts.

As of June 30, 2009, December 31, 2008 and 2007, we also carried policies to insure against liability, theft, property loss, business interruption and a variety of other business risks. We also maintain an appropriate insurance reserve to cover estimated deductible amounts should a claim be filed under our policies.

NOTE 22 — RELATED PARTY TRANSACTIONS:

In accordance with our Partner agreement with Shady Grove, Michael J. Levy, M.D., an employed shareholder physician of the P.C., became a member of our Board of Directors in March 1998. In 2004, Dr. Levy became an advisory director and was no longer a voting member of the Board of Directors. The medical practice at Shady Grove paid us service fees of $1,735,000, $3,145,000, $2,916,000 and

INTEGRAMED AMERICA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$2,572,000 in the six months ended June 30, 2009 and the years ended December 31, 2008, 2007 and 2006, respectively.

In accordance with our Partner agreement with FCI (the Illinois practice), Aaron Lifchez, M.D., an employed shareholder physician of FCI, became a member of our Board of Directors in August 1997. In 2004, Dr. Lifchez became an advisory director and was no longer a voting member of the Board of Directors. The medical practice FCI paid us service fees of $1,331,000, $2,787,000, $2,649,000 and $2,413,000 in the six months ended June 30, 2009 and the years ended December 31, 2008, 2007 and 2006, respectively.

The Company has a Consulting Agreement with its Chairman of the Board. The agreement provided for compensation of $125,000 for the twelve months ended December 31, 2008. This consulting agreement expired on December 31, 2008 and was replaced with a new one-year agreement providing for $36,000 in compensation.

NOTE 23 —	SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION AND NON-CASH TRANSACTIONS:

Equity transactions related to common stock, principally arising from stock grants, option exercises and related tax benefits disclosed on our Consolidated Statements of Cash Flows are comprised of the following (000’s omitted):

	For the			For the
	Twelve Months Ended			Six Months Ended
	December 31,			June 30,
	2008	2007	2006	2009	2008

Common stock options and grants	30	35	499	—	—
Tax benefit related to stock transactions	332	67	59	—	—
Treasury Stock, net and other	(211)	(67)	(231)	—	(165)

4,000,000 Shares

INTEGRAMED AMERICA, INC.

Common Stock

PROSPECTUS

Piper Jaffray

Cowen and Company

          , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All of such expenses are estimates, except the fees payable to the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

Securities and Exchange Commission registration fee		$2,367
Financial Industry Regulatory Authority fee		4,741
Printing and mailing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Article VII of our amended and restated certificate of incorporation provides that we shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (the “DGCL”), indemnify any and all persons whom we shall have the power to indemnify under said Section from and against any and all expenses, liabilities or other matters referred to in or covered by said Section. Article VII of our amended and restated certificate of incorporation also provides that no director shall be personally liable to us or our stockholders for any monetary damages for breach of fiduciary duty as a director; provided, however, that nothing contained in such Article shall eliminate the liability of a director (a) for any breach of such director’s duty of loyalty to us or our stockholders, (b) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law, (c) under Section 174 of the DGCL or (d) for any transaction from which such director derived an improper personal benefit.

Article VII of our by-laws, as amended, and our directors’ and officers’ liability insurance policy provide for indemnification of our directors and officers against certain liabilities.

Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145 of the DGCL also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Delaware Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity, for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under Section 145 of the DGCL.

Item 15. Recent Sales of Unregistered Securities.

On August 8, 2007, we issued an aggregate of 336,700 unregistered restricted shares of common stock, in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act, to Kush K. Agarwal and Brian D. McDonagh in connection with our acquisition of VCA. These shares were exchanged for a portion of Messrs. Agarwal’s and McDonagh’s interests in VCA. These shares had a market value of $4 million on the date of issuance. Other than the foregoing issuance, we have not sold any unregistered securities during the previous three years.

Item 16. Exhibits and Financial Statement Schedules.

(a) See the Exhibit Index for a complete list of all exhibits filed as part of this registration statement, which Exhibit Index is incorporated herein by reference.

(b) Below is Schedule II — Valuation and Qualifying Accounts. All other consolidated financial statement schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto included elsewhere in this registration statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON FINANCIAL STATEMENT SCHEDULE
To the Board of Directors and Stockholders
of IntegraMed America, Inc.:

Our audits of the consolidated financial statements referred to in our report dated March 30, 2009 appearing in this registration statement on Form S-1 of IntegraMed America, Inc. also included an audit of the financial statement schedule listed in Schedule II of this registration statement on Form S-1. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ Amper, Politziner & Mattia, LLP

Edison, New Jersey
March 30, 2009

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

	Balance at
	Beginning				End of
	of Period	Additions		Deductions	Period
	(in thousands)

Six Months Ended June 30, 2009
Allowance for doubtful accounts receivable	$2,648	$1,068		$1,043	$2,673
Reserve for Attain IVF Refund Program refunds	386	71		163	294
Reserve for Attain IVF Refund Program medical costs	321	27		1	347
Year Ended December 31, 2008
Allowance for doubtful accounts receivable	$3,386	$3,613		$4,351	$2,648
Reserve for Attain IVF Refund Program refunds	403	492		509	386
Reserve for Attain IVF Refund Program medical costs	262	322		263	321
Year Ended December 31, 2007
Allowance for doubtful accounts receivable	$13	$3,524	(1)	$151	$3,386
Reserve for Attain IVF Refund Program refunds	281	461		339	403
Reserve for Attain IVF Refund Program medical costs	204	291		233	262
Year Ended December 31, 2006
Allowance for doubtful accounts receivable	$116	$72	(2)	$31	$13
Reserve for Attain IVF Refund Program refunds	293	143		155	281
Reserve for Attain IVF Refund Program medical costs	141	427		364	204
Deferred tax valuation allowance	768	—		768	—

(1)	Includes $3,224 acquired in connection with our acquisition of VCA.
(2)	Represents the reversal of unused reserves for uncollectible accounts receivable associated with our discontinuation of pharmaceutical product sales in 2005, and the transition to a marketing fee arrangement with our third-party pharmaceutical distributor.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Purchase, State of New York, on October 2, 2009.

INTEGRAMED AMERICA, INC.

By	/s/ Jay Higham
Name:     Jay Higham

Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jay Higham Jay Higham	President, Chief Executive Officer and Director (principal executive officer)	October 2, 2009
/s/ John W. Hlywak, Jr. John W. Hlywak, Jr.	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	October 2, 2009
/s/ Gerardo Canet Gerardo Canet	Chairman of the Board of Directors	October 2, 2009
/s/ Kush K. Agarwal Kush K. Agarwal	Director	October 2, 2009
/s/ Wayne R. Moon Wayne R. Moon	Director	October 2, 2009
/s/ Lawrence J. Stuesser Lawrence J. Stuesser	Director	October 2, 2009
/s/ Elizabeth E. Tallett Elizabeth E. Tallett	Director	October 2, 2009
/s/ Yvonne S. Thornton Yvonne S. Thornton, M.D., M.P.H.	Director	October 2, 2009

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3.1		Restated Certificate of Incorporation of IntegraMed filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 and incorporated herein by reference thereto
3.2		By-laws of IntegraMed filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 and incorporated herein by reference thereto
4	.1†	Specimen certificate for shares of common stock
5	.1*	Opinion of Dorsey & Whitney LLP regarding the validity of the securities being registered
10.1		Stock Purchase Agreement, dated August 8, 2007 by and among IntegraMed, IDVC Acquisition Co., the Sellers named therein, the Guarantors named therein and VCA filed as an Exhibit to IntegraMed’s Current Report on Form 8-K dated August 8, 2007 and incorporated herein by reference thereto
10.2		1992 Stock Option Plan, including form of option, filed as an Exhibit to IntegraMed’s Registration Statement on Form S-1 (Registration No. 333-47046) filed with the Securities and Exchange Commission on April 9, 1992 and incorporated herein by reference thereto
10.3		Amended and Restated 1992 Incentive and Non-Incentive Stock Option Plan, dated April 16, 1998 filed as an Exhibit to IntegraMed’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 5, 1998 and incorporated herein by reference thereto
10.4		Agreement of Lease, dated September 27, 1994, between Purchase Corporate Park Associates and IntegraMed filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference thereto
10	.5†	Amendment, dated January 1995, to Agreement of Lease between Purchase Corporate Park Associates and Integramed
10	.6†	Second Amendment, dated August 23, 1999, to Agreement of Lease between Purchase Corporate Park Associates, L.P. and IntegraMed
10	.7†	Third Amendment, dated October 15, 2002, to Agreement of Lease between Purchase Corporate Park Associates, L.P. and IntegraMed
10.8		Business Service Agreement, dated August 30, 2007, by and between IntegraMed and the Center for Reproductive Medicine, P.A. filed as an Exhibit to IntegraMed’s Current Report on Form 8-K dated September 6, 2007 and incorporated herein by reference thereto
10.9		Consulting Agreement, dated December 24, 2008, between Gerardo Canet and IntegraMed filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference thereto
10.10		Employment Agreement, dated October 10, 2005, between IntegraMed and Jay Higham filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 and incorporated herein by reference thereto
10.11		Management Agreement, dated January 7, 1997, by and between IntegraMed and Bay Area Fertility and Gynecology Medical Group, Inc. filed as an Exhibit to IntegraMed’s Current Report on Form 8-K dated January 20, 1997 and incorporated herein by reference thereto
10.12		Amendment No. 1, dated April 5, 1998, to Management Agreement between IntegraMed and Bay Area Fertility and Gynecology Medical Group, Inc. filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference thereto
10.13		Amendment No. 2, dated July 21, 1998, to Management Agreement between IntegraMed and Bay Area Fertility and Gynecology Medical Group, Inc. filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999 and incorporated herein by reference thereto

Exhibit
Number	Description

10.14	Amendment No. 3, dated April 1, 2000, to Management Agreement between IntegraMed and Bay Area Fertility and Gynecology Group, Inc. filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 and incorporated herein by reference thereto
10.15	Amendment No. 4, dated January 1, 2001, to Management Agreement between IntegraMed and Bay Area Fertility and Gynecology Medical Group, Inc. filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference thereto
10.16	Amendment No. 5, dated September 19, 2001, to Management Agreement between IntegraMed and Bay Area Fertility and Gynecology Medical Group, Inc. filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference thereto
10.17	Amendment No. 6, dated December 2003, to Service Agreement between IntegraMed and Reproductive Science Center of the San Francisco Bay Area, a California medical corporation filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference thereto
10.18	Management Agreement, dated February 28, 1997, between IntegraMed and Fertility Centers of Illinois, S.C. filed as an Exhibit to IntegraMed’s Registration Statement on Form S-1 (Registration No. 333-26551) filed with the Securities and Exchange Commission on May 6, 1997 and incorporated herein by reference thereto
10.19	Amendment, dated May 2, 1997, to Management Agreement between IntegraMed and Fertility Centers of Illinois, S.C. filed as an Exhibit to Amendment No. 1 to IntegraMed’s Registration Statement on Form S-1 (Registration No. 333-26551) filed with the Securities and Exchange Commission on June 20, 1997 and incorporated herein by reference thereto
10.20	Amendment No. 2, dated June 18, 1997, to Management Agreement between IntegraMed and Fertility Centers of Illinois, S.C. filed as an Exhibit to Amendment No. 1 to IntegraMed’s Registration Statement on Form S-1 (Registration No. 333-26551) filed with the Securities and Exchange Commission on June 20, 1997 and incorporated herein by reference thereto
10.21	Amendment No. 3, dated August 19, 1997, to Management Agreement between IntegraMed and Fertility Centers of Illinois, S.C. filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997 and incorporated herein by reference thereto
10.22	Amendment No. 4, dated January 9, 1998, to Management Agreement between IntegraMed and Fertility Centers of Illinois, S.C. filed as an Exhibit to a Schedule 13D dated February 11, 1998 filed with the Securities and Exchange Commission by Gerardo Canet and incorporated herein by reference thereto
10.23	Amendment No. 5, dated March 5, 1998, to Management Agreement between IntegraMed and Fertility Centers of Illinois, S.C. filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference thereto
10.24	Amendment No. 6, dated July 1, 1999, to Management Agreement between IntegraMed and Fertility Centers of Illinois, S.C. filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 and incorporated herein by reference thereto
10.25	Amendment No. 7, dated April 1, 2000, to Management Agreement between IntegraMed and Fertility Centers of Illinois, S.C. filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 and incorporated herein by reference thereto

Exhibit
Number	Description

10.26	Amendment No. 8, dated September 24, 2001, to Management Agreement between IntegraMed and Fertility Centers of Illinois, S.C. filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference thereto
10.27	Amendment No. 9, dated December 2003, to Service Agreement between IntegraMed and Fertility Centers of Illinois, S.C. filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference thereto
10.28	Amendment No. 10, dated January 1, 2005, to Service Agreement between IntegraMed and Fertility Centers of Illinois, S.C. filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference thereto
10.29	Service Agreement, dated May 25, 2001, between IntegraMed and MPD Medical Associates (MA), P.C. filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 and incorporated herein by reference thereto
10.30	Amendment No. 1, dated March 5, 2002, to Service Agreement between IntegraMed and MPD Medical Associates (MA), P.C. filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference thereto
10.31	Management Agreement, dated March 11, 1998, between Shady Grove Fertility Centers, P.C. and Levy, Sagoskin and Stillman, M.D., P.C. filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference thereto
10.32	Amendment No. 1, dated April 16, 1998, to Management Agreement between Shady Grove Fertility Centers, Inc. and Levy, Sagoskin and Stillman, M.D., P.C filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference thereto
10.33	Amendment No. 2, dated May 6, 1998, to Management Agreement between Shady Grove Fertility Centers, Inc. and Levy, Sagoskin and Stillman, M.D., P.C. filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 1998 and incorporated herein by reference thereto
10.34	Amendment No. 3, dated September 1, 1999, to the Management Agreement between IntegraMed and Shady Grove Reproductive Science Center, P.C. filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and incorporated herein by reference thereto
10.35	Amendment No. 4, dated April 1, 2000, to Management Agreement between IntegraMed and Shady Grove Reproductive Science Center, P.C. filed as am Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 and incorporated herein by reference thereto
10.36	Amendment No. 5 to Management Agreement between IntegraMed and Shady Grove Reproductive Science Center, P.C. filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference thereto
10.37	Amendment No. 6, dated September 18, 2001, to Management Agreement between IntegraMed and Shady Grove Reproductive Science Center, P.C. filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 and incorporated herein by reference thereto
10.38	Amendment No. 7, dated November 2003, to Service Agreement between IntegraMed and Shady Grove Reproductive Science Center, P.C. filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference thereto

Exhibit
Number	Description

10.39	Amendment No. 8, dated February 16, 2006, to Service Agreement between IntegraMed and Shady Grove Reproductive Science Center, P.C. filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 2005 and incorporated herein by reference thereto
10.40	Amendment No. 9, dated March 22, 2007, to Service Agreement between IntegraMed and Shady Grove Fertility Reproductive Science Center, P.C. filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 and incorporated herein by reference thereto
10.41	Second Amended and Restated Loan Agreement, dated August 8, 2007, by and among IntegraMed and Bank of America, N.A. filed as an Exhibit to IntegraMed’s Current Report on Form 8-K dated August 8, 2007 and incorporated herein by reference thereto
10.42	Form of Retention Agreement filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 and incorporated herein by reference thereto
10.43	Form of Amendment to Retention Agreement relating to Section 409A of the U.S. Internal Revenue Code of 1986, as amended, filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference thereto
10.44	Form of Indemnification Agreement filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 and incorporated herein by reference thereto
10.45	Form of Amendment to Indemnification Agreement relating to Section 409A of the U.S. Internal Revenue Code of 1986, as amended, filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference thereto
10.46	Service Agreement, dated April 26, 2002, between IntegraMed and Northwest Center for Infertility and Reproductive Endocrinology filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 and incorporated herein by reference thereto
10.47	Amendment No. 1, dated June 14, 2002, to Service Agreement between IntegraMed and Northwest Center for Infertility and Reproductive Endocrinology filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 and incorporated herein by reference thereto
10.48	Amendment No. 2, dated November 1, 2002, to Service Agreement between IntegraMed and Northwest Center for Infertility and Reproductive Endocrinology filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference thereto
10.49	Amendment No. 3, dated January 1, 2003, to Service Agreement between IntegraMed and Northwest Center for Infertility and Reproductive Endocrinology filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference thereto
10.50	2000 Long-Term Compensation Plan filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 and incorporated herein by reference thereto
10.51	Form of Incentive Stock Option Agreement filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 and incorporated herein by reference thereto
10.52	Form of Non-Qualified Stock Option Agreement filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 and incorporated herein by reference thereto

Exhibit
Number		Description

10.53		Form of Restricted Stock Unit Award Agreement filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference thereto
10.54		Service Agreement, dated September 1, 2003, between IntegraMed and Reproductive Endocrine Associates of Charlotte, P.C. filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 and incorporated herein by reference thereto
10.55		Service Agreement, dated January 1, 2004, between IntegraMed and Seattle Reproductive Medicine, Inc., P.S. filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 and incorporated herein by reference thereto
10.56		Submanagement Agreement, dated January 1, 2005, between Reproductive Partners, Inc. and IntegraMed filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 and incorporated herein by reference thereto
10.57		2007 Long-Term Compensation Plan filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated herein by reference thereto
10.58		Business Service Agreement, dated April 24, 2008, between IntegraMed and Southeastern Fertility Centers, P.A. filed as an Exhibit to IntegraMed’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 and incorporated herein by reference thereto
10.59		Business Service Agreement, dated July 9, 2008, between IntegraMed and Arizona Reproductive Medicine Specialists Ltd. filed as an Exhibit to IntegraMed’s Annual Report on Form 10-K for the year ended December 31, 2008 and incorporated herein by reference thereto
21	.1†	List of subsidiaries of IntegraMed America, Inc.
23	.1†	Consent of Amper, Politziner & Mattia, LLP, Independent Registered Public Accounting Firm
23	.2*	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
24	.1†	Powers of Attorney

*	To be filed by amendment.
†	Filed herewith.